Form 20-F
period 2001-02-28
COMMERCIAL CONSOLIDATORS CORP
filed 2001-09-17
CIK 1137063

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                   FORM 20-F
                             ---------------------

    [ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF
             THE SECURITIES EXCHANGE ACT OF 1934



                                          OR



    [X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934
             FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2001



                                          OR



    [ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934



             FOR THE TRANSITION PERIOD FROM __________ TO __________



             COMMISSION FILE NUMBER 0-31110

                         COMMERCIAL CONSOLIDATORS CORP.
                    formerly known as BALMORAL CAPITAL CORP.
             (Exact Name of Registrant as Specified in its Charter)

                                 NOT APPLICABLE
                (Translation of Registrant's Name into English)

                                ALBERTA, CANADA
                (Jurisdiction of Incorporation or Organization)

        5255 YONGE STREET, SUITE 1010, TORONTO, ONTARIO M2N 6P4, CANADA
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                     NONE                                           NONE
            (Title of Each Class)               (Name of Each Exchange on Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

               COMMON SHARES WITHOUT PAR VALUE ("COMMON SHARES")
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      NONE
                                (Title of Class)

     Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report: Common Shares, at February 28, 2001, of 17,263,034.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow. ITEM 17 [ ] ITEM 18 [X]

     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. YES [ ] NO [ ]

     Unless otherwise indicated, all references herein are expressed in Canadian
dollars and United States currency is stated as "U.S. $          ."

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
PART I..................................................................    1
  Item 1.   Identity of Directors, Senior Management and Advisers.......    1
  Item 2.   Offer Statistics and Expected Timetable.....................    1
  Item 3.   Key Information.............................................    1
  Item 4.   Information on the Company..................................   12
  Item 5.   Operating and Financial Review and Prospects................   30
  Item 6.   Directors, Senior Management and Employees..................   42
  Item 7.   Major Shareholders and Related Party Transactions...........   49
  Item 8.   Financial Information.......................................   51
  Item 9.   The Offer and Listing.......................................   52
  Item 10.  Additional Information......................................   57
  Item 11.  Quantitative and Qualitative Disclosures About Market
            Risk........................................................   57
  Item 12.  Description of Securities Other Than Equity Securities......   58
PART II.................................................................   58
  Item 13.  Defaults, Dividend Arrearages and Delinquencies.............   58
  Item 14.  Material Modifications to the Rights of Security Holders and
            Use of Proceeds.............................................   58
  Item 15.  (Reserved)..................................................   58
  Item 16.  (Reserved)..................................................   58
PART III................................................................   58
  Item 17.  Financial Statements........................................   58
  Item 18.  Financial Statements........................................   58
  Item 19.  Exhibits....................................................   58

                                  INTRODUCTION

     Unless otherwise indicated, all references herein to (i) "we," "our," "our company" or "the Company" are references to Commercial Consolidators Corp. and its subsidiaries; (ii) "Common Shares" refer to our authorized and outstanding common stock without par value; and (iii) "fiscal year," "financial year" or "year" refers to our fiscal year ended February 28th/29th. Except as otherwise noted, all financial information contained herein has been presented in Canadian dollars, the official currency of Canada. Where applicable, financial information expressed in United States dollars has been adjusted to reflect U.S. generally accepted accounting principles, or U.S. GAAP. All references to "U.S. dollars," or "U.S. $," are to United States dollars. On April 30, 2001, the commercial exchange rate (buy) was Canadian dollar $1.5420 per U.S. $1.00.

     We are an international distributor of business technologies and consumer electronics.

     Our Business Technologies Group sells, markets and distributes cellular telephones and accessories, computer systems and components, and a proprietary, integrated hardware and software system for the hospitality industry and other business applications. We also distribute business supplies in support of certain of our business technologies products. We currently distribute our business technologies throughout North America, certain Latin and South American countries and Israel.

     Our Consumer Electronics Group sells, markets and distributes well-known third party and private label brands of televisions and other household appliances. We currently distribute our consumer electronics in certain Latin American countries. We intend to expand and further develop these lines of business.

     Since our inception in 1998, we have grown internally and through acquisitions. During the fiscal year ended February 28, 2001, we earned approximately $7.1 million (U.S. $4.6 million) after taxes on revenues of approximately $103.5 million (U.S. $67.1 million), compared to net income of approximately $2.4 million (U.S. $1.6 million) on revenues of approximately $45.1 million (U.S. $29.2 million) for the fiscal year ended February 29, 2000. We intend to continue to grow both internally through cross-selling our products within our various operating divisions, and externally by seeking opportunities for appropriate strategic acquisitions.

     Our world wide website is http://www.commercialconsolidator.com. The information in our website is not incorporated by reference into this annual report.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3.  KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The selected financial data presented below is for the four-year period ended February 28, 2001.

     The selected financial data for the financial years ended February 28, 1999, February 29, 2000 and February 28, 2001, including the pro forma data for the year ended February 28, 2001, is derived from our consolidated financial statements that were examined by our independent auditor. The selected financial data for the financial year ended February 28, 1998 is derived from our predecessor's financial statements, Business Supplies Are Us Inc., or BSRU. Our independent auditor examined these financial statements. The information set forth below should be read in conjunction with our consolidated financial statements, and the related notes, in "Item 18 -- Financial Statements" and "Item 5 -- Operating and Financial Review and Prospects." The data is presented in Canadian dollars.

     The pro forma selected financial data for the financial year ended February 28, 2001 gives effect to our acquisition of MAX Systems Group, Inc., or MAX, as if it had occurred as of March 1, 2000. Under Canadian GAAP, MAX is deemed acquired on December 1, 2000, which is the date we effectively acquired control and began significant operational integration of the company, subject only to final determination of the purchase price. However, under U.S. GAAP, control is not deemed legally transferred to us as of December 1, 2000, and the acquisition is not considered to have occurred as of such date. Accordingly, the financial effects of the acquisition is being presented on a pro forma basis.

     In connection with our reverse acquisition of BSRU, the British Columbia Securities Commission did not require the presentation of predecessor financial data for the years ended February 28, 1996 and 1997. Thus, we have not provided predecessor financial data herein, as such data could not now be provided without unreasonable effort and expense.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                          (STATED IN CANADIAN DOLLARS)

                                                                                                               PRO-FORMA
                                                           FISCAL YEAR ENDED FEBRUARY 28(29)(1)            FISCAL YEAR ENDED
                                                  ------------------------------------------------------   FEBRUARY 28, 2001
                                                      2001          2000          1999          1998        (UNAUDITED)(2)
                                                  ------------   -----------   -----------   -----------   -----------------
Sales...........................................  $103,506,513   $45,127,064   $29,013,528   $19,073,043       $161,135,503
Cost of goods sold..............................    83,114,778    37,337,755    24,394,735    16,874,994        133,272,208
Amortization....................................     1,789,481       210,554        65,341        23,955          2,025,024
Other Operating Expenses........................     7,653,299     3,469,693     2,170,586     1,749,374         14,728,218(3)
Interest........................................     3,961,937     1,558,808     1,064,310       314,244          3,961,937
Income -- before foreign exchange and income
  taxes.........................................     7,949,978     2,550,254     1,318,556       110,476          7,148,096(3)
Foreign exchange (loss) gain....................       331,865       (89,732)       38,819       (12,376)           447,442
Income -- before income taxes...................     7,318,883     2,460,522     1,357,375        98,100          7,575,538(3)
Net Income under Canadian GAAP..................     7,111,947     2,356,522     1,192,445        64,028          6,751,553(3)
Net Income under U.S. GAAP......................     2,557,000       895,236     1,007,555           n/a(1)       2,150,365(3)
Total Assets under Canadian GAAP................    66,110,947    17,039,434     8,729,068     4,902,789         66,110,947
Total Assets under U.S. GAAP....................    50,920,886    14,631,721     8,582,997           n/a(1)      50,920,886
Net Assets under Canadian GAAP..................    31,967,724     7,094,526     1,432,332       239,887         31,967,724
Net Assets under U.S. GAAP......................    24,844,638     4,686,813     1,286,261           n/a(1)      24,844,638
Capital Stock (excluding long term debt and
  redeemable preferred stock)...................    21,176,075     3,414,824           300           300         20,973,160
Number of Common Shares (adjusted to reflect
  changes in capital)...........................    17,498,328    12,601,666     7,000,000(4)  7,000,000(4)      17,406,391
Basic earnings per share under CDN GAAP.........          0.43          0.26          0.17          0.01               0.39
Basic earnings per share under U.S. GAAP........          0.15          0.10          0.14         n/a(1)              0.12
Fully diluted earnings per share -- CDN GAAP....          0.38          0.23          0.16          0.01               0.35
Fully diluted earnings per share -- U.S. GAAP...          0.14          0.09          0.14         n/a(1)              0.11
Dividends per Common Share......................            --            --            --            --                 --
Dividends per Common Share in U.S.$.............            --            --            --            --                 --

---------------

(1) As disclosed in note 22(t) to our consolidated financial statements, reconciliation to U.S. GAAP for our 1998 fiscal year has not been provided as it is not required.
(2) Pro-forma presentation includes the financial position and results of operations of our company, including all subsidiaries, as if they had been consolidated for the entire fiscal year ended February 28, 2001, as disclosed in note 22(h) to our consolidated financial statements.
(3) Adjusted by $990,000, as discussed in note 22(h)(vii) to our consolidated financial statements.
(4) Reflects the share split on May 17, 1999, pursuant to which the 300 shares were reclassified into 7,000,000 shares.

  Reconciliation to United States Generally Accepted Accounting Principles

     Except as noted, the selected financial data above was prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. The following adjustments have been utilized to present certain of the selected financial data in accordance with generally accepted accounting principles generally accepted in the United States, or U.S. GAAP, as shown above. Specific details of the adjustments are included in note 22 to our consolidated financial statements.

                                                                     FEBRUARY 28(29),
                                                          ---------------------------------------
                                                              2001          2000          1999
                                                          ------------   -----------   ----------
Total Assets Under Canadian GAAP........................  $ 66,110,947   $17,039,434   $8,729,068
  Adjustments...........................................   (15,190,061)   (2,407,713)    (146,071)
                                                          ------------   -----------   ----------
Total Assets Under U.S. GAAP............................  $ 50,920,886   $14,631,721   $8,582,997
                                                          ============   ===========   ==========
Shareholders' Equity Under U.S. GAAP....................  $ 24,844,638   $ 4,686,813   $1,286,261
                                                          ============   ===========   ==========
Net Income Under Canadian GAAP..........................  $  7,111,947   $ 2,356,522   $1,192,445
  Adjustments...........................................    (4,554,947)   (1,461,286)    (184,890)
                                                          ------------   -----------   ----------
Net Income Under U.S. GAAP..............................  $  2,557,000   $   895,236   $1,007,555
                                                          ============   ===========   ==========

     Since June 1, 1970, the Canadian government has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the U.S. dollar. On April 30, 2001, the exchange rate in effect for Canadian dollars exchanged for U.S. dollars, expressed in terms of Canadian dollars, was $1.5420 per U.S. $1.00. For the past five fiscal years ended February 28(29), 1997-2001, and each of the last six months, the following exchange rates were in effect for Canadian dollars exchanged for U.S. dollars, expressed in terms of Canadian dollars:

                                                                                      YEAR END/
YEAR/MONTH END                           AVERAGE               LOW-HIGH               PERIOD END
--------------                           -------      --------------------------      ----------
   (BASED ON THE NOON BUYING RATES IN NEW YORK CITY, FOR CABLE TRANSFERS IN CANADIAN DOLLARS,
           AS CERTIFIED FOR CUSTOMS PURPOSES BY THE FEDERAL RESERVE BANK OF NEW YORK)
02/28/1997.........................      $1.3617      Low $1.3310 - High $1.3775       $1.3670
02/28/1998.........................      $1.4032      Low $1.3649 - High $1.4637       $1.4236
02/28/1999.........................      $1.5010      Low $1.4075 - High $1.5770       $1.5090
02/29/2000.........................      $1.4767      Low $1.4350 - High $1.5286       $1.4504
02/28/2001.........................      $1.4955      Low $1.4432 - High $1.5625       $1.5299
March 31, 2001.....................      $1.5757      Low $1.5698 - High $1.5791       $1.5767
April 30, 2001.....................      $1.5410      Low $1.5404 - High $1.5425       $1.5420
May 31, 2001.......................      $1.5411      Low $1.5323 - High $1.5512       $1.5384
June 30, 2001......................      $1.5243      Low $1.5140 - High $1.5355       $1.5140
July 31, 2001......................      $1.5295      Low $1.5103 - High $1.5450       $1.5325
August 31, 2001....................      $1.5396      Low $1.5272 - High $1.5508       $1.5508

B. CAPITALIZATION AND INDEBTEDNESS

     Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable.

D. RISK FACTORS

     Much of the information included in this annual report includes or is based upon estimates, projections or other "forward looking statements." Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

     Such estimates, projections or other "forward looking statements" involve various risks and uncertainties, as outlined below. We caution the reader that, in some cases, important factors have affected, and in the future could materially affect, actual results and may cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements." Factors that may affect our future performance are set forth in this section and in the discussion in Item 5 "Operating and Financial Review and Prospects" beginning on page 30 of this annual report. See also our discussion of "forward-looking statements" beginning on page 40 of this annual report.

     Our Common Shares may be considered speculative and prospective investors should consider carefully the risk factors set out below.

  General Risk Factors

     Risks Inherent in Multinational Business Operations. Our multinational operations expose us to certain financial and operational risks. Our revenues are dependent upon our operations in a number of countries throughout the world and we receive a material amount of revenue and incur expenses in Canadian dollars, U.S. dollars and other foreign currencies. Operations in several different countries expose us to a number of risks, such as:

     - Currency fluctuations;
     - Unexpected changes in regulatory requirements;
     - Longer payment cycles;
     - Ability to secure and maintain the necessary physical and telecommunications infrastructure;
     - Export and import restrictions, tariffs and other trade barriers;
     - Potentially adverse tax consequences;
     - Challenges in staffing and managing foreign operations;
     - Employment laws and practices in foreign countries; and
     - Political and economic instability.

     Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

     Uncertain Ability to Manage Growth. Our business has experienced significant growth recently and we anticipate future growth. Our ability to achieve our planned growth is dependent upon a number of factors including, but not limited to, our ability to hire, train and assimilate management and other employees and the adequacy of our financial resources. The future growth may strain our existing management resources and operational, financial, human and management information systems and controls, which may not be adequate to support our operations. There can be no assurance that such controls or procedures will be developed effectively on a timely basis, and the failure to do so may have a material adverse effect on our business, operating results and financial condition. In short, there can be no assurance that we will be able to achieve our planned expansion or that we will be able to successfully manage such expanded operations. Failure to manage anticipated growth effectively and efficiently could materially adversely affect us.

     Risk of Enforceability of Civil Liabilities Against Foreign Persons. Our company and our officers, directors and auditors are residents of Canada and substantially all of our assets are or may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon non-resident officers and directors, or to enforce against them judgments obtained in the United States courts predicated upon the civil liability provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or state securities laws. We believe that a judgment of a United States court predicated solely upon civil liability under the Securities Act and/or Exchange Act would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. There is substantial doubt, however, whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

     Adverse Effect of Goodwill on Future Earnings. We recorded goodwill charges of approximately $963,000 (U.S. $624,514) for the fiscal year ended February 28, 2001. Prior to June 29, 2001, U.S. GAAP accounting regulations required us to write off this goodwill against our earnings over a period of up to

20 years. This would have adversely impacted the amount of our reportable earnings during the 20-year period by approximately $1.2 million per year (U.S. $778,210), representing our annual goodwill deduction. U.S. GAAP pronouncements issued June 29, 2001 and recently issued Canadian GAAP pronouncements require that, beginning in our fiscal year commencing March 1, 2002, there be no further regular charges for amortization of acquisition goodwill, but that such goodwill and certain other intangible assets acquired in business combinations be tested, at least annually, to determine if the carrying value has declined below fair value. To the extent that it is determined that current goodwill, or goodwill identified in further acquisitions, has declined to below fair value, we might have to record an impairment loss, the amount of which cannot currently be determined.

     Potential Inability to Integrate New Businesses. The integration of our newly acquired businesses, YAM International Communications Inc., La Societe Desig Inc., MAX Systems Group Inc. and Tri-Vu Interactive Corporation, into our operations will be critical to our ongoing success. Our integration strategy includes marketing of the products sold by our Business Technologies Group in Cuba and other Latin and South American countries serviced by our Consumer Electronics Group; building the Commercial Consolidator's brand; cross-selling products among the various distribution channels within our Business Technologies Group; and eliminating certain duplicative accounting and administrative functions. We will not export goods of our U.S. subsidiaries to Cuba. We cannot assure you that we will be able to successfully integrate YAM, Desig, MAX and Tri-Vu into our operations or achieve our strategic objectives, cost savings and other benefits. Prior to our acquisition of YAM, Desig, MAX and Tri-Vu, we were not involved in the cellular/wireless communication industry, hospitality technology solutions industry, or the systems solution provider industry. In view of the limited experience of our executive management in these diverse industries, we are relying heavily upon the expertise of the former owners and executive management of YAM, Desig, MAX and Tri-Vu. However, we may find it necessary to employ additional experienced professionals in order to implement our integration plans. We cannot assure you that we will be able to find suitable professionals to help us achieve these objectives.

     Dependence Upon Key Personnel. We consider that any member of our management team and other key personnel, including Gregory Burnett, Michael Weingarten, Leonard Black, Frederick McLean, Donald Lyons, Guy Jarvis, Tomas Carlos Gonzales-Anleo, Ricardo Jose Alvarez San Pedro, Victor Noce, Robert Marcoux, Bertrand Bolduc, Joe Franklin, Yossi Vanon, Shani Sasson, Ron Bothwell, Bryn Meredith and William Krahule, are vital to our continued operations. The loss of the services of any of them or other key employees, for any reason, may materially adversely affect our prospects. To the extent that the services of our key personnel become unavailable, we will be required to retain other qualified persons. We cannot assure you that we will be able to find a suitable replacement for any such person. Furthermore, due to the intense competition for qualified executive, technical, marketing and support personnel in the Latin and South American markets in which we do substantial business, recruiting and retaining such qualified personnel in the future will be critical to our success and there can be no assurance that we will be able to do so. We, or our subsidiaries, have entered into employment agreements with Messrs. Franklin, Noce, Marcoux, Bolduc, Sasson and Vanon. We maintain $1.0 million of "key-man" life insurance on each such executive, with the exception of Mr. Franklin who has a "key-man" life insurance policy of U.S. $750,000 and Messrs. Vanon, Bothwell, Meredith and Krahule for whom we do not have "key-man" policies in place.

     Dependence on Key Suppliers. We do not have any written agreements that ensure continuity of supply from our suppliers. We currently use a few key suppliers and depend on them for timely delivery of goods and materials. There can be no guarantee as to the ongoing maintenance of existing key supplier relationships, including certain exclusive distribution rights for products in export markets. We believe that the majority of our relationships with suppliers are non-exclusive. Although we also believe that there are many other suppliers in the marketplace that could be used for most of the products that we distribute, we cannot assure you that other suppliers will be willing to sell us supplies upon terms and conditions acceptable to us, or at all. Although we believe it is not likely, the inability to obtain supplies from other suppliers in a sufficient amount when needed, and upon acceptable terms and conditions, could materially adversely affect us. Inadequate sources of supplies would likely cause delays in, or disruption to, our business, and could also impair our ability to compete in the marketplace.

     Regulatory Requirements. Current or future operations may require permits from various federal, state and local governmental authorities. Such operations are and will be governed by laws and regulations relating to export, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection and other matters. To our knowledge, we are in substantial compliance with all material laws and regulations which currently apply to our activities and have all the required permits for our current operations. We cannot assure you that all permits required for the operation of our business will be obtainable on reasonable terms and that such laws and regulations would not have an adverse effect on any activity we might undertake.

     Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of equipment or remedial actions.

     Amendments to current laws, regulations and permits governing our operations and activities, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or sales costs, or reduction in levels of sales.

     Need for Additional Financing. Although we intend to expand our business primarily through acquisitions, we also intend to exploit the cross selling opportunities between our different business units. These endeavours will require additional capital. Our plans for the fiscal year 2002 anticipate that we will be required to secure additional debt and equity-type financing of approximately U.S. $20 million from various sources, including one or more private placements of our Common Shares. This additional financing will also allow us to continue to expand our business operations in North, Central and South America.

     We cannot assure you that any such financing will be available upon terms and conditions acceptable to us, if at all. The inability to obtain additional financing in a sufficient amount when needed and upon acceptable terms and conditions could materially adversely affect us. Although we believe that we can raise financing sufficient to meet our immediate needs, we will likely require funds to finance our development and marketing activities in the future. If additional funds are raised by issuing equity securities, further dilution to existing or future shareholders is likely to result. If adequate funds are not available on acceptable terms when needed, we may be required to delay, scale back or eliminate our promotional and marketing campaign or our development programs. Inadequate funding could also impair our ability to compete in the marketplace, which may result in our dissolution.

     Insider Control of Common Stock. As of February 28, 2001, our directors and senior management beneficially owned approximately 43% of our outstanding Common Shares. Therefore, these persons may have the power to influence our business policies and affairs and determine the outcome of any matter submitted to a vote of our shareholders, including the election of members of our board of directors, mergers, sales of substantially all of our assets and changes in control.

     Future Dilution. Our articles of incorporation, or charter documents, authorize the issuance of an unlimited number of Common Shares and an unlimited number of Preferred Shares. In the event that we are required to issue additional Common Shares or enter into private placements to raise financing through the sale of equity securities, investors' interests will be diluted and they may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control.

     Blue Sky Considerations. Because the securities registered under our registration statement on Form 20-F, effective May 16, 2001, have not been registered for resale under the blue sky laws of any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non-issuer trading or resale of our securities is exempt from state registration or qualification requirements in most states. Nevertheless, investors should consider any potential secondary market for our securities to be a limited one.

     "Penny Stock" Rules May Restrict the Market for our Common Shares. Our Common Shares are subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks" which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than U.S. $5.00 per share, or who do not meet certain other financial requirements specified by the Securities and Exchange Commission. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in such penny stocks. These rules may discourage or restrict the ability of brokers to sell our Common Shares and may affect the secondary market for our Common Shares. These rules could also hamper our ability to raise funds in the primary market for our Common Shares.

     Possible Volatility of Share Prices. The trading price of our Common Shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies. We cannot assure you that trading prices and price earnings ratios previously experienced by our Common Shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of our Common Shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

     Anti-Takeover Provisions. At the present time, our board of directors has not adopted any shareholder rights plan or any anti-takeover provisions in our articles of incorporation. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change of management and directors.

     No Foreseeable Dividends. We do not anticipate paying further dividends on our securities in the near future. The payment of any future dividends will be at the sole discretion of our board of directors. We currently intend to retain earnings to finance the expansion of our business and do not anticipate paying additional dividends in the foreseeable future.

  Risk Factors Related to our Business Technologies Group

     We May Not Be Able to Respond Effectively to the Significant Competition in the Cellular/Wireless Communication Industry. Approximately 41% of our sales during the year ended February 28, 2001 were derived from our wireless products division. Competition in the cellular/wireless communication industry is intense. We anticipate that competition will cause the market prices for two-way wireless products and services to remain competitive in the future. Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry. One example of these competitive factors is the changes in consumer preferences, demographic trends or economic conditions. Some of our competitors have substantially greater financial, technological, marketing and sales and distribution resources than us. Accordingly, such competitors have the ability to take advantage of economies of scale that we cannot, such as the negotiation and procurement of volume discounts we are not able to negotiate and access due to our relatively smaller size and capabilities. Further, when these competitors buy in larger volumes, they establish stronger relationships with suppliers and can further leverage their strong supplier relationships to achieve more competitive pricing terms. Moreover, these larger competitors are also able to negotiate more favorable trade credit terms. Therefore, we may be unable to compete successfully with larger competitors who have substantially greater resources than we do.

     Use of Cellular/Wireless Handsets May Pose Health Risks. Media reports have suggested that radio frequency emissions from wireless handsets may:

     - be linked to various health problems, including cancer;
     - interfere with various electronic medical devices, including hearing aids and pacemakers; and
     - cause explosions if used while fuelling an automobile.

     Concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation.

     Political Uncertainties in Israel. We have, through our wireless products division, a significant presence in the State of Israel. Approximately 13% of our total sales during the year ended February 28, 2001 were derived from our sales in Israel. Such sales accounted for approximately 32% of our wireless products division's revenues for fiscal 2001. As a result, operation of our wireless products division may be affected in varying degrees by political instability in that region. Any unexpected eruption of terrorist activities or military confrontations between Palestinians and Israelis are beyond our control and may adversely affect our business. Our operations in Israel may be affected in varying degrees by political demonstrations, civil unrest or terrorist attacks. We cannot assure you that further political or economic instability will not occur in Israel in the future.

     Uncertainties Inherent in Expansion in Cuba and Latin/South American Countries. Approximately 54% and 48% of our sales were derived from our operations in Cuba during the year ended February 28, 2001. We are currently expanding our activities and operations in Latin/South America. To the extent that some Latin/South American countries may have commercial and contractual regimes that are not as contemplated and as experienced in North America, we will have to take steps to ensure that we do not suffer losses from our ability to conduct business activities, such as collections for sales, in those countries. While we are confident that, based on our experience in other divisions, we will take the appropriate steps to appropriately protect us, we cannot assure you that such losses will not occur.

     Lack of Uniform Technical Standard. An important element of our business is the fact our wireless products division has the ability to sell cellular phones and related products that are compatible with the various cellular operating systems used throughout the world. North, Latin and South America do not presently have a standard phone system, such as GSM in Europe. Should any of these major markets move to adopt one standard phone system, overall demand for our cellular products could weaken. While there is no evidence at this time to indicate that this may occur, we cannot assure you that such standardization will not occur.

     Significant Competition. During the year ended February 28, 2001, our revenues from our integrated applications division accounted for approximately 3% of our sales and were an insignificant factor in this industry. Many of our integrated applications division's competitors, which are either part of or have alliances with large software makers, systems integrators or telecom suppliers, can, if they desire, devote substantially more resources to developing a market than our integrated applications division can. Accordingly, it is possible that a large competitor could attack a market aggressively. While there are no indications of this at the present time, we cannot assure you that one or more large competitors will not choose to attack our market niche.

     Research and Development Requirements. At present, our integrated applications division spends somewhat less than $1.0 million (U.S. $648,508) per year, before recovery of tax credits, on research and development for products and applications. Investment tax credits for scientific research are available, on the Canadian Federal level, in the program formally known as "Tax Credits for Scientific Research and Experimental Development ("SR&ED")." Under this program, Canadian-controlled corporations with taxable income of less than CDN $200,000 (such as our subsidiary, La Societe Desig, Inc., was pre-acquisition) receive tax reductions or cash rebates at the rate of 35% of allowable expenditures. This 35% rate applies to the first $2.0 million of qualifying scientific research expenditures, which are made in a particular year. Amounts incurred in excess of that first $2.0 million in a particular year receive refunds at a 20% rate. All other Canadian corporations (such as Desig, post-acquisition) receive tax credits at the rate of 20% of such expenditures. Also, on a provincial level, the Province of Quebec provides additional tax credits or rebates at the rate of 40% of such expenditures made by Canadian-controlled private companies conducting scientific research and development in Quebec, (i.e. Desig, pre-acquisition) and at the rate of 20% for all other companies (i.e. Desig, post-acquisition) conducting research and development in Quebec. Qualifying expenditures include expenditures such as salaries and payments under contracts and other direct costs. For the fiscal year ended October 31, 1999, gross research and development expenses were $735,290, and investment tax credits were $544,212, for a net expense of $191,078. For the fiscal year ended October 31, 1998, gross research and development expenses were $609,864, and investment tax credits were $383,288, for a net expense of $216,576. We feel that this is an appropriate and affordable level to remain competitive and to produce products that are attractive and saleable in our market niches. Accordingly, our integrated applications division will have the continuous need for free working capital of approximately $1.0 million (U.S. $648,508) per year to continue to fund research and development. Both programs are administered through the Federal and Quebec corporate income tax return filing and assessment process, respectively. These returns must be filed within six months of fiscal year-end, and the authorities then take appropriate time to assess the return, review the SR&ED claim and process the rebates. Accordingly, we must incur the actual costs as much as 24 months prior to receiving the funds back. Therefore, we must have resources to fund the "gross" expenditures. While we are committed to continue to fund research and development, we cannot assure you that the necessary amount of working capital will be available.

     Dependence on Certain Staff. As with all technology companies, our integrated applications division is dependent on the intellectual capabilities of its development staff, in particular the work of Victor Noce, Robert Marcoux, Bertrand Bolduc, Ron Bothwell and Bryn Meredith. These individuals have executed employment agreements with Desig and Tri-Vu, which operate our integrated applications division. We carry $1.0 million (U.S. $648,508) of key-man life insurance on Messrs. Noce, Marcoux and Bolduc. A mass defection of development staff could cause delays or diminution in the quality of our development efforts. While we believe that this is unlikely, we cannot assure you that key development personnel will choose to remain with us for a significant period of time.

     Hospitality Industry. At present, our hospitality sales efforts are supported by very strong performance and expansion in the hospitality industry. If there is any sort of worldwide economic slow down and/or recession, the hospitality industry could slow down or even stop its expansion. To the extent that the property management solutions segment of our integrated applications division develops a major niche in activities in this area, it could face a slow down in sales and be forced to more aggressively target other markets such as residential facilities and apartment/condominium managers. Accordingly, we cannot assure you that a major slow down in economic activities will not significantly impact our business.

     Our Intellectual Property Rights. Our ability to compete effectively will depend on our ability to maintain the proprietary nature of certain of our technologies, including our proprietary property management system software and our proprietary interactive television software. We hold no patents and have no patent applications pending in Canada, the United States or elsewhere. We rely on a combination of trade secrets and copyright laws, nondisclosure and other contractual agreements and technical measures to protect our rights in our technological know-how and proprietary services. We depend upon confidentiality agreements with our officers, directors, employees, consultants and subcontractors to maintain the proprietary nature of our technology. These measures may not afford us sufficient or complete protection, and others may independently develop know-how and services similar to ours, otherwise avoid our confidentiality agreements, or produce patents and copyrights that would materially and adversely affect our business, prospects, financial condition and results of operations.

     We believe that our software systems are not subject to any infringement actions based upon the patents or copyrights of any third parties; however, our know-how and technology may in the future be found to infringe upon the rights of others. Others may assert infringement claims against us, and if we should be found to infringe upon their patents or copyrights or otherwise impermissibly utilize their intellectual property, our ability to continue to use our technology could be materially restricted or prohibited. If this event occurs, we may be required to obtain licenses from the holders of this intellectual property, enter into royalty agreements, or redesign our products and services so as not to utilize this intellectual property, each of which may prove to be uneconomical or otherwise impossible. Licenses or royalty agreements required in order for us to use this technology may not be available on terms acceptable to us, or at all. These claims could result in litigation, which could materially adversely affect our business, prospects, financial condition and results of operations.

     Dependence on Certain Key Contracts. Our ability to compete effectively and grow depends on our ability to negotiate and implement supply contracts. Currently, our computer products division holds licenses from Compaq, Hewlett Packard, IBM and Microsoft to serve as a value-added reseller and distributor of their computers, software and related products and applications. These agreements do not have a specific duration, are generally renewed annually and may be cancelled upon 30 days notice. Our ability to sell these hardware and software products is dependent on the continuation of our OEM licenses. Our other operating divisions are not dependent on contracts to compete effectively in their respective markets.

     Dependence of Certain Large Customers. Our computer products division is dependent on a relatively small number of large customers. Overall, the top five customers account for approximately 25% of our computer products division's annual sales. We cannot assure you that we can retain these customers going forward. The loss of any one of these customers could be materially adverse to our computer products division's operational results.

  Risk Factors Related to our Consumer Electronics Group

     Proprietary Products. Our Consumer Electronics Group and the business supplies division of our Business Technologies Group do not offer proprietary products, except for our General Vision and LEC product lines that only comprised approximately 15% of our consumer product sales during the year ended February 28, 2001. Most products in our Consumer Electronics Group and business supplies division are supplied to us on a non-exclusive basis and we occasionally may be subject to supply restrictions and price fluctuations that we cannot directly control.

     Competition. The markets for the products that we distribute are, for the most part, highly competitive. We face competition from a number of sources, including several international trading companies that offer competitive products in our export and domestic markets. Such competitors may also have greater financial, marketing, technological and manufacturing resources than us. We expect that we will face additional competition from new entrants into the Latin American marketplace as the economic and political climate evolves in the coming years. New competition could have a negative impact on future sales performance and cause a reduction in margins should pricing become increasingly competitive. We cannot assure you that existing or future competitors will not develop or offer new products and services that have advantages over our products and services.

     Dependence on Key Customers. Approximately 90% of our sales in our Consumer Electronics Group during the year ended February 28, 2001 were derived from four customers. The loss of these significant customers would materially adversely affect our business, financial condition and operating results. In addition, we cannot assure you that we will be successful in marketing our products to potential customers. There is a limited number of companies in Latin America that are involved in the retail distribution of our product line and that are capable of purchasing products from us. Our sales growth in the short term will depend significantly on maintaining existing relationships with key customers and increasing sales to our existing customer base. The loss of any key customer would have a material negative impact on sales.

     Political and Economic Uncertainties in Cuba. Approximately 99% of the total sales of our Consumer Electronics Group during the year ended February 28, 2001 resulted from our sales to customers in Cuba. Such sales to customers in Cuba accounted for approximately 48% of our total revenues for fiscal 2001. In addition, all transactions completed in Cuba are concluded in U.S. dollars. These operations may be affected in varying degrees by political instability and government regulations relating to industry and foreign investors. Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on, for example, production, repatriation of profits, price controls, export controls, income taxes and expropriations of property.

     The international financial community has viewed the economic performance and political uncertainty of Cuba over the past number of years unfavourably. As a result, project financing is more difficult and thus more costly to achieve in view of the fact that the perceived risk of financing would demand greater returns to satisfy higher risk expectations. Such a situation could render projects less competitive compared to those located within more favourable economic and political environments. Such instability could affect the investors' perception of risk and cause further equity financing to be more difficult. Our operations could also be affected, which could reduce or interrupt cash flow.

     The United States' Trade Embargo Against Cuba. Our operations may be affected by the United States' continual trade embargo against Cuba. From its inception in 1962 to 1996, the embargo only restricted the activities of U.S. citizens, U.S. residents, businesses organized under U.S. law, and businesses owned or controlled by U.S. citizens or residents. This changed with the enactment of the Cuban Liberty and Democratic Solidarity Act, or Helms-Burton Act, in March of 1996, which extended the reach of the U.S. embargo by creating a private cause of action and authorizing U.S. nationals with claims to property confiscated by the Cuban Government to file suit in U.S. courts against persons that may be selling, marketing, distributing, or trading in that property. However, causes of action under this provision do not accrue until three months after the date of the relevant provision of the Helms-Burton Act become effective. The effective date of this provision has been postponed, first by President Clinton and then by President Bush, so that it has never taken effect. If it does ever take effect, we would have three months to terminate any of our activities that are covered by the Act before incurring any liability. Further the embargo does allow for U.S. citizens and businesses to make secondary investments in a Canadian or other foreign country corporation or other entity only if such company does not subsequently receive a majority of its revenues directly from activity in Cuba, and only if the investment is not a controlling interest. Finally, a 1992 Order issued by the Canadian government blocks the application of the U.S. embargo to Canadian corporations.

     Our activities in Cuba currently consist of furnishing components for televisions to a government-controlled assembly plant near Havana, and serving as an authorized distributor of brand name televisions and other consumer electronics in that country. Approximately 48%, 96% and 96% of our total revenues were derived from our operations in Cuba for fiscal 2001, 2000 and 1999, respectively. Since, to our knowledge, we own no property in Cuba confiscated by the Government of Cuba and no property subject to a claim certified by the Foreign Claims Settlement Commission under the International Claims Settlement Act of 1949, we believe the Helms-Burton Act would not apply to us. Currently, our ownership of assets in Cuba is limited to furniture and fixtures, computers and leasehold improvements in our Cuban locations. We do not believe that any of our operations or leasehold interests involves confiscated property subject to a claim.

     In the very unlikely event that we were determined to be selling, marketing, distributing, or trading in confiscated property, we would have three months from the effective date of the relevant provision of the Helms-Burton Act to cease such activity before any damages would accrue or suits could be filed against us. Only if we did not terminate such activity, would we then be subject to monetary damages up to three times the amount of any claim by a United States national certified by the Foreign Claims Settlement Commission plus interest, or three times the fair market value of the property plus interest, which ever is greater, plus court costs and reasonable attorney fees. Given the fact that the value of such property, if any, owned by us would be minimal, the impact of such a suit on our business or our shareholders would also be minimal. No claims or causes of action, private or otherwise, have been brought against us in any U.S. court under the Helms-Burton Act, nor do we anticipate any such claims or causes of action against us.

     Liability arises and a private claim can be made under the Helms-Burton Act only after the applicable provision of the Act becomes effective and the three-month waiting period has elapsed. The purpose of the waiting period is to enable foreign companies to cease any covered activity, and thereby avoid liability and litigation. President Clinton suspended the effective date of the provisions creating private rights of action under the Act for six months in July 1996. Thereafter, a new six-month suspension has been renewed every six months since that time, having last been suspended by President George W. Bush in July 2001. Thus, even in the very unlikely event that the provision is not suspended again, when the current suspension expires in January 2002, or anytime thereafter, we would still have three months to terminate any covered activities before we would incur liability and before a lawsuit could be filed against us.

     In addition, as a result of recent acquisitions and other acquisitions we are presently contemplating, we expect that the percentage of our assets, revenues and profits located in and derived from our business operations in Cuba will decrease significantly as a percentage of our consolidated assets, revenues and profits. However, we cannot assure you that our existing or future United States business operations, efforts to achieve financing in the United States or the listing of our securities on United States securities exchanges will not be adversely affected by political considerations, including the U.S. trade embargo on Cuba.

ITEM 4.  INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

  Original Incorporation and Reverse Acquisition

     We were incorporated on May 4, 1998 in Alberta, Canada under the name Balmoral Capital Corp. pursuant to the Business Corporation Act of Alberta. Balmoral was extra-provincially registered in the Province of British Columbia, Canada on May 7, 2000. Our principal office is located at Suite 1010, 5255 Yonge Street, Toronto, Ontario Canada M2N 6P4, telephone number (416) 512-8299, and our registered office is located at 1600, 407-2nd Street, S.W., Calgary, Alberta, T2P 2Y3.

     In September 1998, Balmoral completed an initial public offering of our Common Shares with the Alberta Securities Commission. Balmoral did not carry on any business other than identifying and evaluating opportunities for the acquisition of an interest in assets or businesses.

     On October 15, 1999, Balmoral completed its acquisition of 100% of the issued and outstanding securities of 1058199 Ontario Inc. and changed its name from Balmoral Capital Corp. to Commercial Consolidators Corp. In the reverse acquisition, we issued 10,335,000 Common Shares at a deemed price of $1.00 per share for 100% of the issued and outstanding shares of 1058199 Ontario Inc., and 335,000 Common Share Purchase Warrants entitling the holder to acquire one Common Share for every two warrants at an exercise price of $2.00 per share until the expiry of the warrants on October 8, 2001.

     On October 15, 1999, we commenced trading on the Vancouver Stock Exchange, which subsequently became the Canadian Venture Exchange (CDNX).

RECENT ACQUISITIONS

     Effective April 1, 2000, we acquired a 100% interest in YAM Wireless Inc., formerly YAM International Communications Inc., or YAM. Located and operating in Miami, Florida since 1994, YAM is an international distributor of cellular telephones and accessories. We issued 1.247 million Common Shares, at a fair value of $3.75 per share, and U.S. $3.3 million in cash as consideration for 100% of the issued and outstanding shares of YAM to its two owners Yossi Vanon and Shani Sasson.

     Effective May 1, 2000, we acquired 100% of La Societe Desig Inc., or Desig, which has been operating in the hospitality industry since 1984. Based in Montreal, Canada, Desig develops and markets proprietary property management solutions software for the hospitality industry. We issued a total of 3.1 million Common Shares in consideration for 100% of the issued and outstanding shares of Desig to its owners Victor Noce, Robert Marcoux, Bertrand Bolduc and certain members of their families.

     Effective December 1, 2000 (under Canadian GAAP), we acquired 100% of MAX Systems Group Inc., which was founded in 1996. Based in Calgary, Canada, MAX is a provider of notebook computers, computer components and MIS solutions throughout Canada and the United States. We acquired MAX for a purchase price equal to 2.5 times MAX's audited earnings before income taxes for the 12 months ending February 28, 2002, plus the unaudited earnings before income taxes for the three months ending May 31, 2002. We agreed to pay the purchase price to complete the acquisition in cash and Common Shares. Specifically, we will pay $750,000 in cash, with the balance to be paid in Common Shares at $4.25 per share, which per share amount represents the trading price of a Common Share on December 1, 2000. In no event shall the total purchase price be less than $1,750,000 or more than $2,750,000. The $750,000 cash portion of the purchase price is evidenced by an interest free promissory note, which is payable no earlier than June 15, 2002 and no later than August 15, 2002. The stock component of the purchase price is comprised of (i) 235,294 Common Shares which have already been issued, representing payment of the $1,000,000 balance of the purchase price if the minimum purchase price of $1,750,000 is paid, and
(ii) 235,294 Common Shares which have been placed in escrow, representing the additional $1,000,000 to be paid on the purchase price if the maximum purchase price of $2,750,000 is paid. In addition to the purchase price, approximately $700,000 in loans made to MAX by its former shareholders are to be repaid by November 1, 2002.

     As security for the payment of the balance of the purchase price, we pledged the shares of MAX to the sellers. Although the effective date of this transaction is December 1, 2000 under Canadian GAAP, because certain terms of the legal agreement were not formally finalized until September 4, 2001, the effective date under U.S. GAAP is September 4, 2001, as more fully explained in note 22(y) to our consolidated financial statements.

     Effective July 1, 2001, we acquired a 100% interest in Mississauga, Ontario-based Tri-Vu Interactive Corporation, or Tri-Vu. Tri-Vu develops, implements and services customized interactive entertainment and information television-based content and Internet services to the global four/five star hospitality industry. We agreed to purchase Tri-Vu for a purchase price equal to
4.5 times Tri-Vu's net income for the 12 months ending May 31, 2002. The entire purchase price shall be paid in our Common Shares, at $3.74 per share, on or before August 31, 2002.

     However, if Tri-Vu does not have a minimum net profit of CDN $292,000 for the period ending May 31, 2002, then we may terminate the acquisition agreement and unwind the transaction. If Tri-Vu's pre-tax profit for the twelve month period ending May 31, 2002 is less than the minimum pre-tax requirement, Tri-Vu is afforded a three month extension in which to achieve the forecast and, if the minimum threshold is not met during the entire 15 month period, then we may elect to put the Tri-Vu shares back to the sellers, in which case all the Common Shares held in escrow shall be surrendered to us for cancellation. If we elect to consummate the transaction notwithstanding the fact that the minimum pre-tax profit forecast target had not been met, we would multiply the actual pre-tax profit by 4.5 and settle the transaction.

     The following is a summary description, including the amounts invested, of our principal acquisitions since the reverse merger that created our company on October 15, 1999.

EFFECTIVE DATE OF TRANSACTION                DESCRIPTION OF TRANSACTION    AMOUNT OF TRANSACTION
-----------------------------                --------------------------    ---------------------
April 1, 2000............................    Acquisition of YAM              $   11,124,737(1)
May 1, 2000..............................    Acquisition of Desig            $   12,247,153(2)
December 1, 2000(3)......................    Acquisition of MAX              $    2,100,325(4)
July 1, 2001.............................    Acquisition of Tri-Vu           To be determined

---------------

(1) Includes approximately $1,522,397 in transaction costs.
(2) Includes approximately $622,153 in transaction costs.
(3) For Canadian GAAP purposes. However, for U.S. GAAP purposes, the transaction was not formally finalized until September 4, 2001.
(4) Comprised of the $750,000 cash portion of the purchase price, plus approximately $350,325 in transaction costs, plus $1,000,000 which represents the minimum amount of consideration to be paid in Common Shares.

     Capital assets are added in the normal course of business and consist primarily of furniture, vehicles, computers and leasehold improvements. In the fiscal year ended February 28, 2001, we developed a proprietary television "chassis," which is the electronic circuitry inside the television. Our capital expenditures in connection with our development of this technology were approximately $2.4 million (U.S. $1.6 million), and were incurred during the fiscal year ended February 28, 2001. Our total capital asset investment for the year ended February 28, 2001 was approximately $3.2 million (U.S. $2.1 million) compared with approximately $656,000 (U.S. $425,000) for the year ended February 29, 2000.

  Integration of Acquired Businesses

     With respect to our recent acquisitions described above, we do not anticipate any material difficulties in integrating the businesses of the acquired companies into our business operations. We have accomplished what we believe to be a successful transition and retention of key management personnel from the acquired businesses, which we believe to be most beneficial to the integration process. Most of the key personnel from the acquired businesses have elected to retain their positions and each person has entered into a three-year employment agreement with us which provides them with incentive stock options in addition to their salaries. In addition, in order to help integrate the general employee population of the acquired companies, we appointed our transfer agent as agent for our employee stock purchase plan. We intend to implement the plan in November 2001.

     We had intended to introduce a new online service to our customers on or about June 30, 2001, that would provide our customers access to all of the additional products and services we now offer as a result of our acquisition of these new businesses. The online service will provide links to the acquired businesses, which are operated through separate divisions of our company, through which customers can order products and obtain up-to-date information regarding inventory, order status and account information. Our planned online service is approximately 95% complete and is capable of being launched within approximately two weeks of our decision to so launch. However, we have decided to temporarily delay its introduction due to the current downturn in demand for electronic commerce services within the industries we service. We reassess these economic conditions on a monthly basis, and will launch our online service as soon as we determine there is adequate demand.

     From a financial accounting perspective, we expect our consolidated financial reporting systems to be completely in place by the end of September 2001. Common general ledger accounts have already been created in this regard.

     Our primary strategic objective is to expand the markets in which our business groups and divisions operate in South and Central America in order to increase our sales by leveraging existing distribution channels and selling more products/services to our existing customers. In this regard, we are not experiencing the higher costs normally associated with a growing company acquiring new business lines. Rather, our acquired businesses, operating through our divisions, are able to enter these new markets through our established relationships with existing customers and distributors thereby resulting in lower integration costs. With the exception of MAX, each acquired business was a profitable enterprise in its respective industry when we acquired it. These lower costs associated with entering new markets have allowed the acquired businesses to maintain, and in some cases increase, net profit levels.

     Certain synergies currently in place consist of the following:

     - We have utilized our corporate purchasing power to secure operating lines for our computer products and wireless products divisions, which reduced their costs with their major suppliers.

     - We have co-located the Toronto operations of our business supplies and computer products divisions, thereby reducing their combined costs of maintaining premises by approximately 20%.

     - We have cross-introduced our business supplies and computer products divisions' suppliers.

B. BUSINESS OVERVIEW

     We are an international distributor of business technologies and consumer electronics. Our business consists of:

     - A Business Technologies Group, comprised of:

          - A wireless products division;
          - A computer products division;
          - An integrated applications division; and
          - A business supplies division.

     - A Consumer Electronics Group, that distributes:

          - recognized third party brands and our private label brand of televisions;
          - refrigerators, stoves, washer-driers, toaster, blender, freezers and other household appliances; and
          - video cassette recorders, and audiovisual and entertainment equipment.

     We intend to grow our business through a combination of an expansion of our existing business operations and through strategic acquisitions.

     The following table sets forth our total revenues, by business group, for the past three fiscal years:

                                                              FYE       FYE       FYE
BUSINESS GROUPS                                             2/28/99   2/29/00   2/28/01
---------------                                             -------   -------   -------
                                                             (In thousands of dollars)
Consumer Electronics Group................................  $18,208   $28,833   $31,273
Business Technologies Group...............................  $10,896   $16,294   $72,234

     The following table sets forth the revenues of our Business Technologies Group, by division, for the past three fiscal years:

                                                              FYE       FYE       FYE
DIVISION OF BUSINESS TECHNOLOGIES GROUP                     2/28/99   2/29/00   2/28/01
---------------------------------------                     -------   -------   -------
                                                             (In thousands of dollars)
Wireless products division................................  $    --   $    --   $42,227
Computer products division................................       --        --     6,841*
Integrated applications division..........................       --        --     2,984
Business supplies division................................   10,896    16,294    20,182
                                                            -------   -------   -------
          Total...........................................  $10,896   $16,294   $72,234
                                                            =======   =======   =======

---------------

* The computer products division represents the sales of MAX which, under Canadian legal principles and Canadian GAAP, we acquired as of December 1, 2000. Under U.S. GAAP, such acquisition was deemed completed as of September 4, 2001.

     The following table sets forth our total revenues, by geographic market, for the past three fiscal years:

                                                             FYE       FYE       FYE
GEOGRAPHIC MARKET*                                         2/28/99   2/29/00   2/28/01
------------------                                         -------   -------   --------
                                                            (In thousands of dollars)
Domestic (Canada and U.S.A.).............................  $ 1,270   $ 1,711   $ 40,848
Cuba.....................................................   27,834    43,416     49,287
Israel...................................................       --        --     13,371
                                                           -------   -------   --------
                                                           $29,014   $45,127   $103,506
                                                           =======   =======   ========

---------------

* For information as to geographic markets, excluding sales of our computer products division (MAX), see note 22(y) of our consolidated financial statements.

     We do not believe that the performance of our main business operations is subject to any seasonal cycles or disruptions.

     Some of our business operations are dependent on certain licenses, contracts and intellectual property rights, the most significant of which include:

     - Our Consumer Electronics Group has entered into a five-year agreement with Tecnotex, a Cuban corporation, to supply and advise an assembly plant located near Havana, Cuba. The plant produces televisions and other consumer electronics. Under our agreement that expires October 2006, we are the exclusive supplier of television components to the plant, which completes final assembly and shipment of such products to department stores and other retailers within Cuba. We provided economic and technical assistance in connection with the construction of the facility and, in addition to payments for components supplied, we receive a monthly royalty of 0.7% of sales until we recoup our original investment of approximately $1.5 million (U.S. $972,763). Repayment of the original investment will begin in October 2001.

     - Our computer products division holds licenses from Compaq, Hewlett Packard, IBM and Microsoft to serve as a value-added reseller and distributor of their computers, software and related products and applications. These agreements do not have a specific duration, are generally renewed annually and may be cancelled upon 30 days notice. Our ability to sell these hardware and software products is dependent on the continuation of our OEM licenses.

  Business Technologies Group

     Our Business Technologies Group sells, markets and distributes products such as cellular telephones and accessories, computer systems and components and a proprietary, integrated hardware and software system for the hospitality industry and other business applications. We also distribute business supplies in support of certain of our products and services. We currently distribute our products and services throughout North America, certain Latin and South American countries and Israel. Overall, our Business Technologies Group represented approximately 70% of our total revenues during the year ended February 28, 2001.

     Wireless Products Division

     Our wireless products division is currently comprised of a Miami, Florida based wholesale distributor of new, used and refurbished cellular telephones, including recognized brand names such as Nokia, Ericsson, Motorola and Samsung, which has been in business for over seven years. Our customers include leading international carriers (network operators) and wireless telecommunications equipment wholesalers and retailers. We service the U.S. and Israeli markets where the demand for new, used and refurbished cellular products has been, and we believe will continue to remain, strong. In April 2001, we signed an agreement with Samsung Electronics Latin America to provide distribution and fulfillment services of wireless phones for Samsung for the northern region of Latin America and the Caribbean.

     For the year ended February 28, 2001, our wireless products division recorded revenues of approximately $42.2 million (U.S. $27.4 million), representing approximately 41% of our overall total revenues and 58% of the total revenues of our Business Technologies Group for such period. Approximately 78% of our wireless products division's sales during the year ended February 28, 2001 were in the U.S. and 22% were in Israel. Many of our U.S. customers resell the cellular telephones and accessories they purchase from us into the Latin and South American markets.

     Industry Overview

     The market for cellular telephones within developing countries is one that is characterized by a demand that is defined and segmented by the different types of wireless systems used, customer price sensitivity and brand penetration in the various markets.

     The U.S. market for distribution of cellular phones and accessories to retailers is characterized by significant competition for digital cellular technologies. This competition exists from both large national carriers as well as regional and local distributors, all of whom have access to multiple product types and recognized brand names, either through distribution agreements with the manufacturers directly or through the purchase of wholesale cellular products through third-party distributors.

     The Israeli market for cellular phones, parts and accessories is highly developed with a significant portion of the Israeli population using cellular phones. The Israeli market is also highly advanced in its demand for new products and is considered to be at the forefront of using new technologies such as digital capabilities and phones with Internet-ready access. As a result, we believe that the market in Israel has high penetration rates for cellular phone use, and experiences significant turnover of new phones with consumers looking to upgrade their phones less than every 18 months.

     Unlike North America, Europe and Israel, which are currently witnessing a gradual convergence toward digital cellular technologies, developing markets such as Latin and South America do not show any signs of convergence, as multiple wireless technologies are widely used, although none is dominant. This is primarily a result of the broad range of consumer demand profiles among the various developing countries, topographical suitability constraints and the open-market nature of competition for wireless licenses.

     Overlaying the diversity of network systems in Latin and South America is the varying levels of penetration by competing brands. Certain phones are more in demand in certain countries. Moreover, not every manufacturer makes cellular phones for every kind of wireless system. For example, up until its recent association with Qualcomm, Ericsson did not make a Code Division Multiple Access, or CDMA, cellular telephone. Similarly, Samsung does not offer a Time Division Multiple Access, or TDMA, cellular telephone. These distinct systems operate on different technology platforms with different frequencies that are allocated to specific carriers by government regulators.

     Growth in wireless communication in developing markets such as Latin and South America is driven by two key factors: the lack of teledensity, or number of landline phone lines per capita, and the relative economics of the development of landline versus cellular networks. Teledensity rates are substantially lower in emerging markets than in the U.S. with five to ten phone lines per 100 people as opposed to 85 to 90 in the U.S. In the past, demand has not been sufficient to justify laying extensive landline systems. Industry studies have shown that deployment costs for wireless systems are cheaper than landline systems in many developing countries. Cellular networks can also be cheaper to maintain. As such, wireless is quickly becoming the dominant form of communication in these areas.

     Products and Services

     The operations of our wireless products division can be divided into three main functions: procurement of product, delivery and shipping, and distribution to customers.

     In addition to the straight purchase of new cellular phones and auxiliary products from a variety of international and domestic suppliers, we source used products in those markets experiencing shifts in demand patterns. As customers upgrade their cellular telephones for newer more-advanced products, the majority return their used phones to the dealers, which are, in turn, returned to the actual carriers. Given that the carriers have no functional use for these used and outdated phones, they look to sell these products quickly and often at deeply discounted prices. Information about the availability of such products is usually obtained either directly from the carriers or through cellular products brokers. These phones are subsequently refurbished and repackaged at our warehouse facility located in Miami, Florida and then sold and distributed to our customers.

     During the past two years, we have positioned ourselves as an informal market maker in diverse markets. We act as an intermediary between carriers in developed countries and customers in developing countries that would not otherwise transact business. This is especially true with our Latin and South American customers who buy in the U.S. and then distribute the products into Latin and South America. Frequently, these customers can obtain better or newer products at better prices in more plentiful quantities from us than they can in their home countries.

     Strong relationships with suppliers and customers are critical to continued growth and success in the wireless products industry. Our wireless products division has well-established relationships with carriers and local distribution channels in its major markets. Our wireless products division's top five customers, Cellcom Israel, Ltd. (Israel), Brightpoint, Inc. (United States), DIN Dynamic (Israel), PH Cellular, Inc. (United States) and Must Com Communications, Inc. (Israel), purchased approximately 42% of our wireless products division's products through the year ended February 28, 2001.

     We have also developed relationships with many leading manufacturers, carriers and dealers in our focus markets. The strength of these relationships is instrumental in facilitating the timely and cost-effective procurement of products, especially those products in high demand. Our top supplier, RMG Enterprises, Inc., accounted for approximately 15% of our total purchases for the year ended February 28, 2001.

     We believe both our established and developing networks in this industry's emerging markets, such as Central America and the Caribbean where we are experiencing continued sales growth, will lead to financial benefits in the next few years and beyond. Unlike the Latin American cellular phone market which continues to be in its development stage, both the U.S. and Israeli markets for cellular phones is categorized as advanced. As a result, we generally distribute new cellular phones into both the U.S. and Israel. These phones are primarily recognized brand names, including Nokia, Samsung and Ericsson. In addition to the cellular phones, we also distribute certain accessories, such as batteries, carrying-cases and re-chargers, into these two markets.

     Given the relative infancy in the trade of used and refurbished cellular phones to Latin and South America, we experienced little competition relative to the fiercely competitive U.S. cellular telephone market. There are, however, companies that market and sell new phones into the Latin and South American markets such as Brightpoint Inc., a provider of outsourced services in the global wireless telecommunications and data industry. In the Latin and South American markets, companies like Brightpoint Inc. are both a customer and a competitor. Their status is dependent, at any time, upon the needs of their own customers and their own inventory and supply channels.

     Within the U.S. cellular market, we face significant competition from a variety of national, international and regional cellular distributors, many of which are substantially larger and better capitalized than us. Similar to the U.S. cellular market, we face strong competition in Israel. As a developed market, there are a number of well-established distributors in Israel. We have, however, developed strong relationships and networks over the past five years which allow us to be one of the leading distributors of cellular phones and accessories into the Israeli market.

     Computer Products Division

     Our computer products division is as a value-added reseller of computer equipment, components and peripheries. Located in the Canadian cities of Calgary, Edmonton and Toronto and Birmingham, Alabama, this division has broad access to the North American market, serving over 200 customers in approximately 1,000 different locations. Our computer products division provides North American clients, including companies such as Fairmont Resorts and Calgary Regional Health Authority, with the latest packages of computer hardware and software solutions designed to facilitate easy deployment and use for its clients' MIS departments and ultimately their employees. During the three months ended February 28, 2001, we generated revenues of approximately $1.2 million (U.S. $778,000) and $621,000 (U.S. $403,000) from Fairmont Resorts and Calgary Regional Health Authority, respectively. Fairmont Resorts and Calgary Regional Health Authority are the two largest customers of our computer products division, and accounted for approximately 26% of the total revenues of such division for the fiscal year ended February 28, 2001.

     Our computer products division is authorized to sell and service its products in both the United States and Canada from manufacturers such as Compaq, Hewlett Packard and IBM. We believe this provides us with a significant advantage over many of our competitors.

     We acquired our computer products division on December 1, 2000. As a result, such division contributed only approximately 7% of our total revenues for the year ended February 28, 2001, or approximately $6.8 million (U.S. $4.4 million). Overall, it represented approximately 10% of our Business Technologies Group's total revenues for the year ended February 28, 2001.

     Industry Overview

     The North American market for the resale of value-added computers is highly fragmented and competitive. Generally, manufacturers such as IBM, Compaq and Toshiba sell their products to major wholesale distributors, such as Tech-Data Corp. and Merisel, Inc., which in turn distribute computer hardware and components to companies such as value-added resellers. These value-added resellers then provide customers with customized computer packages. Given the highly service oriented nature of value-added resellers, they tend to be regional in focus, concentrating on specific markets and relationship. As a result, the market is fragmented, with hundreds of local resellers providing services to clients in the local areas in which they compete.

     Products and Services

     Our computer products division sells and services computer equipment, components and peripheries to our customers. We target large and medium sized customer accounts that require assistance in determining their technology requirements and need access to those products/services at competitive prices. We subsequently source the computer components and software and provide the customer with the full package of computer hardware and software solutions designed to facilitate easy installation. Our customers are spread across several different industries including financial, hospitality, insurance and transportation and the energy sector. Our customer base varies from end-user customers to systems integrators and re-marketers of new and used products around the world.

     In addition, we provide clients with comprehensive after-sales service. Services provided to our customers include a 24 hour-a-day, seven days-a-week telephone helpdesk, and an Internet-based set of electronic tools that allows customers access to buy online, and provides information about a customer's complete financial and service history. A component of our after-sales service is manufacturer authorized warranty repairs. With a product under a manufacturers' warranty, customers can call our help-desk and we will either solve the problem over the phone or send a representative to deal with the problem on-site. The costs incurred with these services are billed back to the original equipment manufacturer and a manufacturer warranty repair credit is then issued to us.

     We differentiate ourselves from the competition by virtue of our authorization to sell and service products and systems in both Canada and the United States. In contrast to many of our competitors, we believe we are one of a few value-added resellers authorized for sales and service in both the United States and Canada from manufacturers such as Compaq, Toshiba, Hewlett Packard and IBM. The most common types of equipment we sell from these manufacturers are notebook (laptop) computers, desktop computers and servers, as well as a variety of software systems such as Microsoft Office(R), CorelDraw(R) and Adobe Photoshop(R). In addition, for certain large clients, we provide full-time, on-site technical and maintenance support.

     Typically, we receive the following types of orders for these manufacturers' products:

     - Five Toshiba notebooks, for an aggregate cost of approximately $12,000 (U.S. $7,800).

     - One Compaq Proliante server, for a cost of approximately $5,000 (U.S. $3,200).

     - Ten IBM desktops and screens, with Microsoft Office(R), for an aggregate cost of approximately $22,000 (U.S. $14,300).

     We believe our ability to work with customers in both the United States and Canada without a product ever having to cross the border provides us with a competitive advantage. Our ability to sell in both countries allows us to service an account in both countries in either currency, which provides us with an advantage over most of our competitors in this industry, particularly for our Canadian customers with U.S. offices. While we acknowledge that this cross-border competitive advantage is more valuable to our Canadian operations than to our U.S. operations, we believe the advantages it provides to our company as a whole are important. Our Canadian competitors still have access to all of the products sold and serviced by our computer products division, but may not be able to service their clients with Canadian and U.S. operations. Our cross-border capabilities provide the following distinct competitive advantages:

     - Timing Benefits: Since we can provide the products to customers without having to go through customs officials at the border, we believe we can get certain products to customers more quickly than our competitors.

     - Warranty: Since the products we sell do not have to cross the border, we are not affected by the fact that products transferring between countries sometimes may not maintain their warranties from the originating country.

     - Duty Charges: We are also not affected by duties that may be imposed on products crossing the border.

     Our computer products division's top five customers for fiscal year 2001 were Fairmont Hotels & Resorts (a global hospitality company), Calgary Regional Health Authority (an administrative agency of the Alberta provincial government), Canada Life Assurance Company (a Canadian insurance company), Agra Monenco (environmental engineering firm) and Grant Thorton (accounting firm -- Canada only). These customers purchased approximately 40% of such products for the year ended February 28, 2001, which individual purchases were of the type described above. We believe that our relationships with these and other customers are strong and well established. It has been our experience that strong customer relationships enable our computer products division to take advantage of the cyclical nature of the computer products industry in that such customers normally purchase upgrades and/or new product from our computer products division instead of other sources in the industry.

     We have developed relationships with many leading manufacturers including 3COM, Cisco, Compaq, Hewlett Packard, IBM, Microsoft and Toshiba, as well as their distributors. Our top three suppliers for fiscal year 2001 were Tech Data Canada, Ingram Micro and Merisel Canada. For the year ended February 28, 2001, these suppliers sold to us approximately $15.9 million (U.S. $10.3 million) or 90% of our computer product division's total purchases for such period.

     Our computer products division competes with a variety of different value-added resellers across Canada and the United States. The majority of its competitors are small to medium sized enterprises with geographically regional focuses. Based on our experience, these regional value-added resellers typically use only one or two suppliers on a consistent basis. We believe our successful efforts to broaden our supplier base to seven or eight at any given time gives us a competitive advantage in this regard due to the fact that a broader base of suppliers allows us to obtain more competitive pricing from our suppliers which, in turn, allows us to quote lower prices to our customers. Given the importance of customer service in the value-added reseller industry and the relatively local and regional focus of the majority of its customers, this division tends to compete with different companies in each of its four major markets, Calgary, Edmonton, Toronto and Birmingham, Alabama.

     Integrated Applications Division

     During the fiscal year ended February 28, 2001, we acquired, through our acquisition of Desig, a comprehensive and technologically advanced property management solutions (PMS) software system for small and mid-size hotels and large resorts. Our PMS systems are software tools used by the hospitality industry to manage their room availability and inventory, and to assist in administrative tasks such as managing reservations, maintaining guest history, interacting with tour operators, arranging group sales, and other important functions.

     In addition, in March 2001 we acquired Tri-Vu Interactive Corporation, a development stage company that has developed proprietary, interactive entertainment and information television-based content and Internet services, such as scheduled and video-on-demand movies, guest billing review and express checkout, targeted to the global four/five star hospitality industry.

     For the year ended February 28, 2001, our integrated applications division recorded revenues of approximately $3.0 million (U.S. $1.95 million). Overall, it represented approximately 4% of our revenues for such period.

     Industry Overview

     Hospitality

     We believe that the hospitality technology solutions industry will experience continued growth in the coming years, and believe there are several factors contributing to its growth. First, travel and tourism is one of the world's largest industries and, outside of large hotel chains, has only recently realized the benefits that information and Internet technologies can provide. Many smaller and independent hotels and motels are still working with manual or non-computerized systems. The hospitality industry is modernizing so that it can become more customer oriented and, therefore, more competitive. Hotels are integrating their various guest touch points into fully integrated customer relationship management tools. This has created a significant opportunity for PMS systems suppliers.

     Interactive Information Services

     Historically, providers of software and programming to hotels delivered content on a fixed time schedule that did not provide the hotel guest flexibility in choosing when to watch a movie. In addition to greater flexibility in terms of movie selections, rapid and significant changes in technology over the past two decades, particularly the 1990's, have resulted in the ability to provide a number of on-demand interactive services such as guest billing review, automatic checkout, survey completion, guest messaging, video games and Internet service. The current North American marketplace for interactive entertainment and information services is dominated by several companies, particularly On Command Corp. and Lodgenet Entertainment Corp. These companies command a majority share of the North American marketplace. However, these two companies have focused the bulk of their sales and marketing efforts within North America and, despite a highly competitive industry, we do not believe that any company has a dominant international market position. We believe that the competition to provide interactive guest services to the international markets can be characterized as disparate.

     Products and Services

     Our integrated applications division's operations consist of two separate software design and production operations: a property management solutions (PMS) team, and a customized interactive entertainment and information systems team.

     The PMS team develops products for small and mid-size hotels and large resorts. It not only designs and develops new software programs, but also upgrades and enhances our existing software products. We also market and sell our PMS software solutions to North American and global hospitality companies, and provide on-going support to our clients through the maintenance of a 24 hour-a-day, seven days-a-week helpdesk.

     We receive revenue from a one-time perpetual license fee, payable upon the initial sale of the PMS software package. The one-time license fee equates to approximately $100 per room for software training and installation. Additional revenue may be generated thereafter from the annual sale of upgrades and service packages to the originally purchased software. We offer a discretionary maintenance contract that includes software upgrades, training and maintenance for which we charge approximately 20% of the base license fee per year.

     We have developed a package of software suites to address the needs of small, medium and large hospitality providers and resorts. These software tools are used by the hospitality industry to manage room availability and inventory, and to assist in administrative tasks such as managing reservations, maintaining guest history, interacting with tour operators, arranging group sales and other administrative functions. We have also developed an Internet-based PMS system that we have not yet actively marketed.

     Our software products are currently available in English, French, Spanish and Portuguese, and have been installed in more than 750 locations in over 24 countries. Our customers include hotels with the Delta, Ramada, Best Western and Radisson chains. Given the fact that the individual hospitality properties can either be full or limited in their affiliation with the actual brand names, we provided system solutions designed to address a specific property's needs. These hotel chains purchased either our GrandVision or InnVision software, described below, depending upon their particular needs. They pay us a one-time license fee which is priced both on the basis of the number of users and the number of hotels rooms each property operates. In addition, there are annual software upgrade and maintenance fees which are based on 20% of the total software, interface and modules purchased by the customer.

     There are currently more than 20 property management system developers in the North American hospitality market. There are six vendors that hold a large portion of the industry share due to their long-time association with international hotel chains. These vendors are MICROS-Fidelio International, Pegasus Systems, Inc., GEAC Computer Corp., Hospitality Solutions International, Hotel Information Systems and Verso Technologies, Inc. The remaining vendors tend to compete in fragmented and regionalized markets.

     Our customers are located primarily in Canada (70%), with the remainder in the United States (15%) and the Caribbean and other countries (15%). These customers consist of independently owned and operated single, small to medium sized hotels within some of the best known chains including Ramada, Best Western, Delta and Radisson. Approximately 90% of our integrated application division's Canadian sales are in the Province of Quebec. The majority of hotels in Quebec are independently owned, as opposed to the rest of Canada which is chain based. Since American companies own most of the hotel chains, the decision of what to purchase has rested mainly in the United States. In response, we opened an office under the name Central Point Technologies in Florida to market and manage our relationships with these chains.

     We differentiate ourselves from our competition through our ability to provide our customers with custom-tailored solutions. Unlike the majority of our competitors that provide static, off-the-shelf and non-customizable solutions, we offer packages that can be easily customized as to hotel name, location and services offered in order to meet each customer's individual needs.

     We recently acquired a group of key technical personnel and the related technology from Tri-Vu, a start-up company focused on the creation of a customized interactive entertainment and information system for the hospitality industry. This customizable and interactive system is delivered by way of a set-top-box and a television. The interactive television system provides a variety of services on demand. Every system is tailored to meet the specific needs of each customer and the property being served. The following services can be delivered via the interactive television system: Scheduled Movies; Pay-Per-View, Pay-Per-Day, Pay-Per-Stay and Tiered Channel Sales.

     Currently, both of these systems are actively being market to resorts and hotels in the hospitality industry, while we simultaneously develop alternative interactive functions such as inventory management. These alternative functions are in the development stage and are not currently being marketed or sold.

     We are still refining the revenue model upon which we will charge customers for these products and services. We are currently charging customers approximately $500 for the sale of the in-room hardware and software system. Once installed, we intend to provide in-room movies at cost, thereby permitting the hotel to generate additional profits from in-room viewing. This is in contrast to our competitors that charge a percentage of the fee received for in-room viewing of movies, but no up front fees for the hardware or software system. Depending upon our success in securing appropriate financing and our overall capital needs, we are considering switching to the revenue sharing model of our competitors in order to reduce our customers' initial capital costs for this product.

     The particular products currently marketed and sold, or licensed, through our integrated applications division are as follows:

     - GrandVision/InnVision: This suite of property management systems is based on a powerful multi-tiered distributed framework which uses all of the latest IT standards and is accessible from any terminal in a local or enterprise-wide configuration. Each product in the suite provides its own unique property management solution to hospitality companies. These products include:

        - GrandVision Property Management System;
        - InnVision Property Management System;
        - GlobalVision Central Management System;
        - OnePoint Central Reservation System;
        - SharePoint Condo Management System; and
        - CorpRes Housing Management System.

     - HotelPMS.com: This product is our front-office solution designed to help inns, budget hotels, seasonal resorts and limited service properties and chains benefit from property management system functionality with reduced up-front costs, system complexity and technical expertise. With this product, we target small hotels, generally with less than 75 rooms, that cannot afford the investment in most technology solutions systems. Although the HotelPMS.com software provides many of the same operations as the GrandVision/InnVision Suite, Hotel PMS.com differs in that it is an Internet-based application whereby the client can access the software by the Internet and does not need the software installed on its computer.

     - Integra: This software manages hotel call accounting (local and long distance phone costs, by room), which is critical for hotel management as it can typically generate high revenues. This product was developed by Desig through a verbal partnership with MDR Technologies, Inc., a Canadian-based communications management solutions provider, and Bell Canada, for distribution to hotels in Ontario and Quebec. This product is sold and managed by MDR and Bell Canada, and we are paid a licensing fee comprised of 50% of the software sale and 50% of the servicing fee.

     - BonjourQuebec.com: This product, which is an Internet-based client reservation system developed for Bonjour Quebec (part of the government agency Tourism Quebec), was developed by Desig through a partnership with Bell Canada and others. This online client reservation system offers individuals web connectivity to hotels in Ontario and Quebec using Windows or Unix systems. Desig received a one-time license fee of $100,000 for the creation of this Internet software system.

     Our integrated applications division markets its products in two ways. First, the division's highly professional and well-trained direct sales staff is responsible for generating leads, making presentations and closing transactions. This sales force was responsible for approximately 85% of our integrated application division's sales for the year ended February 28, 2001. Second, this division generates sales by responding to formal bids tendered by hospitality companies. This method of marketing accounted for approximately 15% of our integrated application division's sales for the year ended February 28, 2001.

     Business Supplies Division

     Our business supplies division, headquartered in Toronto, Canada, distributes business supplies and computer components to the Canadian and Cuban markets. We specialize in sourcing and distributing a large variety of business supplies including computer components, photocopiers, fax machines, printers, point-of-sales equipment and miscellaneous business supplies such as batteries, office furniture, hotel supplies and security systems. Approximately 95% of the business supplies and equipment sold by us during the year ended February 28, 2001 were purchased from Canadian supply sources. Approximately 10% of the revenues generated in fiscal 2001 were derived from sales within Canada.

     For the year ended February 28, 2001, the business supplies division recorded revenues of approximately $20.2 million (U.S. $13.0 million). Overall, this division represented approximately 28% of our Business Technologies Group's sales for such period.

  Industry Overview

     We believe that the market for business supplies within Canada is competitive and geographically diverse. Originally, the majority of business supplies were marketed and sold through catalogues that were distributed by suppliers to small and large businesses throughout urban and rural Canada. The Canadian market for business supplies has, however, witnessed a shift in the way it supplies Canadian businesses with the growth and expansion of major retail office supplies chains. During the 1990's, the Canadian office supplies marketplace experienced additional competition from "big box" retail chains that compete directly with the traditional officer suppliers, particularly in urban centres. The result was the fragmentation of the Canadian marketplace by geographic location, with retailers focused on urban centres and traditional distributors concentrating on both urban and rural areas. As a result, despite the fact that the Canadian marketplace is highly competitive, particularly in urban centres, a significant market of small to medium sized business in rural and remote locations still relies on traditional catalogues to satisfy their office supplies needs.

     We believe that demand for business supplies within Cuba is continuing to grow rapidly. Growth is being driven by the same factors that are stimulating the expansion of our consumer electronics products in that country. See "Consumer Electronics Group" below.

  Products and Services

     In Canada, we focus our sales efforts on businesses that operate Point of Sale (POS) systems. Our products include paper products, including paper rolls and ribbons, debit card kits, photocopy and computer paper, toner and ink jet supplies, plastic bags, pricing labels, facsimile supplies and media supplies. We save POS system purchasers money on their supplies by volume purchasing directly from the manufacturers. Our current customer base consists of more than 3,000 businesses across Canada. They range from large chains or franchise stores, such as Canadian Tire, Burger King and Shoppers Drug Mart, to small family owned restaurants and grocers. We market office and business products through outbound telemarketing. The telemarketing approach allows for cost-effective national sales coverage.

     There are no legislative barriers for a Canadian company to enter the Cuban business supplies market. Canada does not restrict companies from competing in the Cuban marketplace, nor does the Cuban government require any specific license or governmental authorization to conduct business in the Cuban business supplies market. Our exports into Cuba began in 1995 and consisted of the sale of consumable supplies, including fax paper, roll paper and general business supplies. In addition to these consumable supplies, we export computer components into the Cuban marketplace.

     The products we sell in Cuba are obtained from a number of different sources, including major Canadian wholesale distributors of business supplies and computer components. We currently have one supply contract with Epson Canada for the purchase of computer components for sale into Cuba.

     Our business supplies division's two largest customers for the year ended February 28, 2001 were Cuban corporations, namely Copextel S.A. and Cubalse S.A. These customers purchased approximately $15.0 million (U.S. $9.7 million) in business supplies during such period, or 77% of the products sold by our business supplies division during such period. Our three major suppliers during such period were Samtack Computers, Tech Data Canada and Tecway Technologies Ltd. Our purchases from these suppliers accounted for approximately $6.9 million (U.S. $4.5 million) in expenses, or 39% of cost of goods sold, for the year ended February 28, 2001.

     Within Canada, competition comes primarily from two sources: "big box" retailers and point-of-sale vendors. Competition from "big box" retailers, such as Staples, Grand & Toy, The Office Place and Corporate Express, is most apparent in major Canadian urban centres where these retailers have set up outlets from which to sell office supplies at the retail level. We also face competition throughout Canada from similar direct POS vendors. To compete with similar POS vendors, we position ourselves by providing competitive pricing, quality products and attentive service.

     Within Cuba, we face competition from similar distributors seeking to sell a variety of business supplies and computer components. We compete in the market on the basis of price, product and service.

CONSUMER ELECTRONICS GROUP

     Our Consumer Electronics Group, headquartered in Panama, is focused on the distribution of consumer electronic devices to Cuba and certain other Latin American markets. We specialize in distributing consumer electronics such as televisions, CD players, stereos, air conditioners and fans. In addition to distributing recognized brand names such as Philips, Sanyo, Sony and Samsung, we have, during the past five years, developed our own brand names, General Vision and LEC, which we actively market. Our Consumer Electronics Group also sells refrigerators, stoves, washers, dryers, toasters, blenders, freezers, hair dryers and audiovisual and entertainment equipment. Approximately 83% of the consumer electronic products supplied by us were purchased from Asian sources during the year ended February 28, 2001.

     During the year ended February 28, 2001, approximately 99% of our Consumer Electronics Group's revenues were derived from sales in Cuba. We generally offer customer credit financing that has an effective term of 120-150 days for our sales in Cuba. Typically, upon a sale in Cuba, we receive a negotiable "bill of exchange" from the customer/purchaser which can be redeemed at any one of several Cuban financial institutions. Upon our redemption of the bill of exchange, the financial institution collects the receivable directly from the customer/purchaser. To date, we have not yet experienced an uncollectable bill of exchange in Cuba.

     An assembly line operation has been established near Havana, Cuba in an economic association with Tecnotex, an agency of the Cuban government, whereby Sanyo, Samsung and Philips brand televisions, and our own General Vision and LEC brand televisions, are assembled. We do not own or operate the assembly facility in Cuba. We supply unfinished components and advise on technical and quality control matters. We are the exclusive supplier to the assembly plant and receive a royalty on sales from this facility. We buy the products from our suppliers, thereby taking title to them, and then sell the products to Tecnotex for its use in assembling the televisions, thereby transferring title to Tecnotex. Our risk ends upon delivery of the components to the Cuban assembly plant because all of our sales to the plant are guaranteed by a debit note to the plant's bank account.

     During fiscal 2001, sales of finished products by our Consumer Electronics Group accounted for approximately 25% of its revenues, while sales of assembly parts accounted for approximately 75% of its revenues. For the same period, gross margins for the finished products were approximately 15%, while gross margins for sales of the assembly components were approximately 25%.

     As a result of our focus on the development of our Business Technologies Group and the integration of our recent acquisitions, our management has purposely limited the growth of our Consumer Electronics Group and its sales within Cuba. We intentionally did not pursue potential new orders in Cuba or expand the range of our products and services then being offered in Cuba. The purposeful limitation of sales/growth within Cuba enabled us to accomplish our goals of diversification of our products and services, integration of the newly acquired businesses and creation of a more geographically balanced sales base.

     For the year ended February 28, 2001, our Consumer Electronics Group recorded revenues of approximately $31.0 million (U.S. $20.1 million). Overall, our Consumer Electronics Group represented approximately 30% of our total revenues for such period. All transactions in Cuba are completed in U.S. dollars.

     During the first half of fiscal 2001, we had plans to construct and operate a manufacturing and assembly plant in Montevideo, Uruguay. On or about June 15, 2001, we decided not to proceed with the initiative in Uruguay because both our local business partner and the authorities in Uruguay failed to meet certain conditions precedent to the initiative. Although we have not formally abandoned the initiative, we do not anticipate proceeding with it at this time. Certain media and press articles about our company appeared in the beginning of the year 2001 and referred to a goal of $1 billion Canadian dollars a year in revenue for our company within four years. We never approved or reviewed these statements. To avoid creating confusion with respect to our goals for our growth over the next four years, we note that, partly due to our decision not to proceed with the Uruguayan plans identified above, our goal for growth over the next four years would be less than the $1 billion Canadian dollar target previously articulated.

     Industry Overview

     We believe that demand for consumer electronics within Cuba continues to grow rapidly. This growth is being driven by a number of factors, including:

     - the opening of the country to foreign investment and business through a variety of political initiatives including the creation of free-trade zones, and the encouragement of joint-ventures;

     - the access to U.S. dollars through the growing tourism industry, permitted U.S. dollar remittances from relatives abroad, and foreign investment;

     - the introduction of limited capitalistic businesses in select free-trade areas;

     - the entry of numerous foreign businesses; and

     - the modernizing of retail stores.

     We believe that approximately ten major state-owned corporations exist in Cuba and dominate the business and consumer products marketplace, particularly Cimex S.A., TRD Caribe, Cubalse S.A. and Copextel S.A. These companies operate department store chains, retail outlets, and other business enterprises. We believe that each of these companies currently generates revenues of between U.S. $100 million and U.S. $750 million annually and are growing rapidly in concert with the Cuban economy as a whole. All appear to be projecting continued strong growth in the future.

     The wholesale/institutional consumer electronics market in Cuba is comprised primarily of hotels and government ministries, many of which have entered into joint ventures with foreign corporations for their supplies of consumer electronics. All other consumer electronics sold in Cuba are distributed through retail stores wholly-owned by Cuban corporations. There is, however, significant competition among the numerous distributors, which must be Cuban corporations, for the sale of consumer electronics into the retail locations. Like in Canada and the United States, this competition is driven by factors such as price, brand name recognition, service and product warranty. Thus, the market resembles the Canadian and U.S. markets, but is much more regulated in that, among other things, only Cuban corporations are permitted to distribute to the retail locations and the government regulates which companies are allowed to supply the distribution chains.

     Products and Services

     There are no legislative barriers for a Canadian company to enter the Cuban consumer electronics market. Canada does not restrict companies from engaging in business in Cuba, with Cuban businesses or with the Cuban government. The Cuban government does not require Canadian companies to obtain any specific license or government approval to conduct business in the domestic Cuban markets in which we currently do business. We believe this provides us with a competitive advantage over our U.S. competitors because U.S. businesses, persons and goods are blocked from Cuba by U.S. law.

     We currently export both finished and unfinished products into the Cuban marketplace. Our exports into Cuba began in 1995 and consisted of the distribution of consumable supplies, including fax and photocopier paper and general business supplies. Although we continue to export business supplies and computer components into the Cuban market, our most significant business operations in Cuba to date has been the creation of our television distribution networks.

     Our four largest customers for the year ended February 28, 2001 were Tecnotex, TRD Caribe, Cubalse S.A. and Cimex S.A. These customers purchased approximately $30.0 million (U.S. $19.5 million) in business supplies during this period, or 92% of the products sold by our Consumer Electronics Group during such period. Our four major suppliers for the year ended February 28, 2001 were Peikard Zona Libra S.A., Sony Corp, Philips and Samsung Electronics. Our purchases from these suppliers accounted for approximately $11.6 million (U.S. $7.5 million) in expenses, or 48% of cost of goods sold, for such period.

     Finished Products

     Between 1996 and 2000, we signed distribution agreements with major consumer electronics companies, such as Philips, Samsung, Sanyo and Sony, to supply the Cuban market with their products. These agreements do not give us an exclusive right to sell their products in Cuba. However, we believe that we are currently the only supplier of these products into Cuba. We distribute these brand name consumer electronics to a number of different retailers in Cuba. Each retailer in Cuba is free to decide which products to market to consumers and consumers, in turn, are free to choose which products they wish to purchase.

     In addition to our distribution agreements, we also sell televisions and assorted household appliances from Asian sources that we have branded with our two proprietary brand names -- General Vision and LEC. We have actively marketed products with these brand names in Cuba over the past four years. In an effort to establish closer relationships with our Asian suppliers, we opened an office in Hong Kong in April 1999, for which we incurred capital costs of approximately $220,000. Although this office continues to be fully operational, we do not expect any further associated capital costs.

       Assembled Products

     In April 1999, we signed an agreement with Tecnotex, a Cuban corporation and our customer, to establish a television assembly plant and to supply operational and quality control advice. Tecnotex provided the land and an empty facility. We procured the equipment, designed the plant, installed the equipment and incurred all ancillary costs to establish the facility. In October 1999, the assembly facility became fully operational and we sold the improvements in the facility to Tecnotex (operating under the name S.J. Electronica del Caribe) for approximately $1.5 million (U.S. $1.0 million). During fiscal 2001, Tecnotex generated approximately $34.4 million (U.S. $22.3 million) in sales from its operations at the plant. Pursuant to our agreement, no payments were due for 24 months after the sale. Commencing October 2001, we will begin receiving, and will continue to receive until paid in full, 0.7% of the sales from the assembly plant, on a monthly basis. Additionally, the agreement provides us with the exclusive right to supply to the assembly plant all the unfinished product kits required to assemble the televisions. Our exclusivity rights expire in or about October 2006.

     In addition to the construction of the assembly plant, we had originally intended to roll-out approximately 18 after-sales service centers across Cuba to better service the television market as a whole. By November 2000, we established approximately 15 after-sales service centers in Cuba. At the end of 2000, the Cuban government implemented regulations requiring all local retailers to provide after-sales service warranties for all television products. As a result of the new regulations, the Cuban government began using a subsidiary of the Cuban Internal Commerce Ministry, Servihogar, to establish and administer a network of after-sales service centers in Cuba. Rather than establishing our own service centers, we arranged for Servihogar to service all of our television products sold through Cuban retailers. We provide Servihogar with the spare parts necessary for it to service our products at Servihogar's 45 service centers throughout Cuba. We believe that this arrangement will ultimately prove beneficial to us in that contracting out our television service function to Servihogar should result in our incurring lower capital and related costs than those associated with establishing our own service centers.

     Until 1999, the majority of televisions distributed in Cuba were imported from outside sources. Since the creation of the state-owned television assembly facility, the Cuban Finance & Price Ministry (Ministerio de Finanzas y Precios) modified the pricing index that sets the minimum mark-up percentages for retailers selling finished goods to encourage Cuban retailers to purchase televisions assembled in Cuba. As a result, during the past two years, the percentage of televisions currently purchased by the Cuban public and assembled in Cuba has grown significantly and, as of the end of fiscal 2001, was approximately 90%. Of that amount, our facility produces approximately 70% of these televisions, while 23% are supplied by another state-owned assembly facility with which we have no affiliation or association. Of the remaining 7%, 5% is comprised of products exported by us, while the last 2% are made up of different brands exported by other distributors.

     Our Consumer Electronics Group does business in Cuba in a relatively non-competitive environment. Historically, our major competition came from international trading organizations from Canada, Spain, Japan and Panama who were shipping various brand names of consumer electronics into Cuba. Since 1999, however, the Cuban government has implemented and sustained significant price controls on the export of televisions to Cuba. This policy change occurred within the same period as our assembly facility began full operations. As a result of the price controls, exports of televisions to Cuba declined significantly. We believe that our exclusive rights under the economic association agreement, our agreements with Philips, Samsung, Sanyo and Sony to sell their products in Cuba, the sale of our own proprietary brand name products in Cuba and the price controls on the export of assembled televisions to Cuba implemented by the Cuban government, are providing us with a significant competitive advantage in Cuba.

     We understand, however, that this advantage is due in part to the protective measures the Cuban government has implemented to protect its domestic markets, and that this advantage may, regardless of our actions, disappear at any time. While we believe that our business operations will be adversely affected by the expiration of our exclusive rights and the removal of export price controls to the consumer electronics market in Cuba, we also believe that the significant head start we have had under the current environment will allow us to continue to maintain our competitive advantage for some time.

     To increase sales/production volumes, improve margins, increase model diversity, sell regionally and gain competitive advantages within the Cuban market and any future markets we may enter, during fiscal 2001, we developed our own proprietary "chassis" technology for televisions. The chassis, which is the electronic circuitry inside the television, was critical to the development of our proprietary technology. Given that the development of such a technology typically benefits the owner for a period of five to eight years, we will be the beneficiary of this development for many years to come. Without such a proprietary technology, we would have to pay a third party for its technological developments. The development of our own proprietary chassis will reduce our dependence on existing suppliers and the costs associated with buying from third parties. The chassis' modern design requires fewer and better components, which translates into lower production costs.

According to our preliminary forecasts, we believe our proprietary chassis technology will reduce our costs by approximately 8-10%, thereby improving our operating margin by at least approximately 6%.

C. ORGANIZATIONAL STRUCTURE

                            OUR CORPORATE STRUCTURE

     Below is a schematic depiction of our company and each of our direct and indirect subsidiaries, their jurisdictions of incorporation and the corporate relations among them.

                                   Flow Chart
---------------

(1) Formerly, Yam International Communications Inc.
(2) Operating in Cuba as ACC Corp.
(3) Previously operated as Mirage Impex
(4) Currently inactive

                            OUR OPERATING STRUCTURE

     Below is a schematic depiction of our business groups and divisions and of the subsidiaries that operate within them.

                                   FLOW CHART
---------------

* Mirage International Services Inc. also services the Consumer Electronics Group and the other three divisions of the Business Technologies Group

D. PROPERTY, PLANTS AND EQUIPMENT

     We do not own any real property. However, we lease business premises in the following locations for the respectively enumerated purposes:

                                      APPROXIMATE
                                      FLOOR SPACE
LOCATION                             (SQUARE FEET)   PRINCIPAL USE AND PRODUCTS MANUFACTURED
--------                             -------------   ---------------------------------------
Toronto, Ontario Canada
  (Commercial).....................      6,700       Executive offices and general
                                                     administration
North York, Ontario Canada
  (BSRU/MAX).......................     19,302       Administrative & Sales offices and
                                                     warehouse
Calgary, Alberta, Canada (MAX).....      8,000       Administrative & Sales offices and
                                                     warehouse
Edmonton, Alberta, Canada (MAX)....      2,200       Sales offices and warehouse
Birmingham, Alabama (MAX)..........      6,000       Sales offices and warehouse
Wajay Free Zone, Havana Cuba
  (Mirage).........................      8,500       Warehouse space
Havana, Cuba (Mirage)..............     10,000       Administrative offices, sales showroom
Panama Colon Free Trade Zone,
  Panama (Mirage)..................      5,000       Warehouse space for in-transit shipping
                                                     and consolidation shipments

                                      APPROXIMATE
                                      FLOOR SPACE
LOCATION                             (SQUARE FEET)   PRINCIPAL USE AND PRODUCTS MANUFACTURED
--------                             -------------   ---------------------------------------
Saint Michael, Barbados (Mirage)...      1,000       Administrative & Sales offices
Montreal, Quebec, Canada (Desig)...      4,998       Administrative & Sales offices
Deerfield Beach, Miami (Desig).....      1,546       Administrative & Sales offices
Miami, Florida (YAM)...............      8,186       Administrative & Sales offices and
                                                     warehouse

     We also have access to production capacity in the assembly plant owned and operated by S.J. Electronica del Caribe located near Havana, Cuba. S.J. Electronica del Caribe is an unaffiliated third party that assembles television sets.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OVERVIEW

     We generate revenues by the sale to domestic and export customers of (i) component products for televisions and home electronics, and (ii) the finished products of television, home electronics, office supplies such as machinery computer and photocopy papers, and cellular phones.

     All revenues are recognized when the risks and rewards of ownership have transferred from us to our customers. Such ownership transfer occurs either (i) at shipment on an "FOB shipping point" basis when our only interest in the product is as potential security for the receivable, should the receivable not be paid, or (ii) on delivery to the customer at their point of acceptance.

     Our cost of goods sold represent the cost of purchase of these products either from Canadian or United States suppliers or from sources arranged and contracted for in the Far East, mainly Mainland China.

     All customers and sources of supply are in the commercial sector and we have no retail sales or purchases.

     General and administrative expenses include our normal operating costs, including office and warehouse salaries, telephone, general office expenses, management salaries, professional fees, rent on our release premises, and repairs and maintenance of office equipment.

     Selling and marketing expenses include advertising, commissions and sales expenses, postage, routine sales and marketing, consulting, and travel incurred to make sales and identify specific sources of product, particularly outside North America.

     The results of operations discussed below are based on our audited consolidated financial statements and related notes provided in "Item
18 -- Financial Statements" on pages F-1 through F-86 of this annual report, which were prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and U.S. GAAP are listed and quantified in note 22 to our consolidated financial statements. Significant differences between Canadian GAAP and U.S. GAAP include:

     - Pre-operating expenses and start-up costs are deferrable under Canadian GAAP and must be expensed under U.S. GAAP.

     - Deferred finance charges must be written off over a shorter period under U.S. GAAP.

     - Foreign exchange gains are a component of income under Canadian GAAP but comprehensive income under U.S. GAAP.

     - The consolidation of the financial position and results of operations of MAX commenced on December 1, 2000 under Canadian GAAP, but not until September 4, 2001 for purposes of U.S. GAAP.

     - There are differences in treatment of interest, valuation and accounting for warrants issued in connection with debt.

  Year Ended February 28, 2001 Compared With Year Ended February 29, 2000

     For the year ended February 28, 2001 compared with the year ended February 29, 2000, our sales increased by approximately $58.4 million (U.S. $37.9 million), or 129%, from approximately $45 million (U.S. $29.2 million) to approximately $103.5 million (U.S. $67.1 million). This increase was driven by continued strong growth in our Business Technologies and Consumer Electronics Groups, as well as from the contribution of our three major acquisitions. For the year ended February 28, 2001 compared with the year ended February 29, 2000, sales from our existing Consumer Electronics and Business Technologies Groups increased by approximately $6.5 million (U.S. $4.2 million), or 14%, from approximately $45 million (U.S. $29.2 million) to approximately $51.5 million (U.S. $33.4 million). It should be noted that, in the fourth quarter of fiscal 2001, sales from our existing Consumer Electronics and Business Technologies Groups decreased by approximately $4.2 million (U.S. $2.7 million) to approximately $10.4 million (U.S. $6.7 million), from approximately $14.6 million (U.S. $9.5 million) in the fourth quarter of fiscal 2000. This decrease in revenues reflects a return to normal sales levels in the fourth quarter of fiscal 2001 after an exceptionally strong fourth quarter in fiscal 2000 in our Consumer Electronics Group. Based on our experience, we believe that our Consumer Electronics Group has benefited from the increased demand for consumer products in Cuba. The overall growth for the fiscal year ended February 28, 2001 was driven by our three major acquisitions, which contributed approximately $52 million in aggregate sales during the year.

     Gross margin increased by approximately 162% from approximately $7.8 million (U.S. $5.1 million) for the year ended February 29, 2000 to approximately $20.4 million (U.S. $13.2 million) for the year ended February 28, 2001. Overall, our gross margin percentage increased from approximately 17.3% in the year ended February 29, 2000 to approximately 19.7% in the year ended February 28, 2001. The increase reflects the contribution from our recently acquired integrated applications division, and continued strong gross margins from our Consumer Electronics Group. Gross margins from our existing Consumer Electronics and Business Technologies Groups increased by approximately $1.7 million (U.S. $1.1 million), or 22%, from approximately $7.8 million (U.S. $5.1 million) for the year ended February 29, 2000 to approximately $9.5 million (U.S. $6.2 million) for the year ended February 28, 2001. Despite management's focus on the completion and integration of the three acquisitions, gross margin as a percentage of sales for our existing business groups remained strong, increasing from approximately 17.3% for the year ended February 29, 2000 to approximately 18.4% for the year ended February 28, 2001.

     Total operating expenses, including general and administrative, selling and marketing, interest and bank charges and amortization of capital assets and deferred charges, increased by approximately $7.2 million (U.S. $4.7 million), or 138%, from approximately $5.2 million (U.S. $3.4 million) for the year ended February 29, 2000 to approximately $12.4 million (U.S. $8.0 million) for the year ended February 28, 2001. As a percentage of sales, total operating expenses increased marginally from approximately 11.6% for the year ended February 29, 2000 to approximately 12.0% for the year ended February 28, 2001, reflecting the relatively smooth integration of our newly acquired operations.

     General and administrative expenses increased approximately $2.9 million (U.S. $1.9 million), or 112%, from approximately $2.6 million (U.S. $1.7 million) for the year ended February 29, 2000 to approximately $5.5 million (U.S. $3.6 million) for the year ended February 28, 2001, which increase is primarily attributable to the three major acquisitions completed in fiscal 2001. Despite the increase, general and administrative expenses as a percentage of sales decreased from approximately 5.7% in the year ended February 29, 2000 to approximately 5.3% for the year ended February 28, 2001. This decrease is due to our continued commitment to more stringent cost management. In particular, we focused on only acquiring companies with historically strong general and administrative controls in place. As a result, the general and administrative costs, as a percentage of sales, associated with these acquisitions are similar to those of our existing business groups.

     Selling and marketing expenses increased approximately 175% from approximately $900,000 (U.S. $585,000) for the year ended February 29, 2000 to approximately $2.2 million (U.S. $1.4 million) for the year ended February 28, 2001. The significant increase in selling and marketing costs is primarily attributable to the three major acquisitions we closed during the year. Despite the increase, sales and marketing costs as a percentage of revenues remained constant at approximately 2.1% for the year, as compared with approximately 2% for the previous year.

     Amortization, including capital assets, deferred charges and goodwill, increased from approximately $200,000 (U.S. $130,000) for the year ended February 29, 2000 to approximately $1.8 million (U.S. $1.2 million) for the year ended February 28, 2001, reflecting the significant increase in our goodwill due to the major acquisitions during the year ended February 28, 2001, as well as our continued write-off of deferred charges related to the development of our Latin American brands and costs incurred by our attempts to obtain additional financing.

     Interest and bank charges increased approximately $2.4 million (U.S. $1.6 million), or 112%, from approximately $1.6 million (U.S. $1.0 million) for the year ended February 29, 2000 to approximately $4.0 million (U.S. $2.6 million) for the ended February 28, 2001, reflecting the working capital requirements to finance our sales growth in the year ended February 28, 2001.

     Income before provision for income taxes increased approximately $4.8 million (U.S. $3.1 million), or 198%, from approximately $2.5 million (U.S. $1.6 million) for the year ended February 29, 2000 to approximately $7.3 million (U.S. $4.7 million) for the year ended February 28, 2001. This growth reflects our strong growth in gross margins in conjunction with our focus on managing our operating expenses.

     Our income tax provision increased by approximately $103,000 (U.S. $67,000), or 100%, from approximately $104,000 (U.S. $68,000) in the year ended February 29, 2000 to approximately $207,000 (U.S. $134,000) for the year ended February 28, 2001. Although a significant increase, our relatively low tax provision reflects the tax advantages obtained by our international business operations through Mirage Trading Corp., our Barbadian subsidiary, which has lower tax rates than North America. As an International Business Corporation formed under Barbadian law, Mirage Trading is subject to a 2 1/2% tax rate on income. Under Canadian law, foreign subsidiaries of Canadian companies are permitted to remit income to the Canadian parent through tax-free dividends. Thus, we are not subject to an additional tax on income generated by Mirage Trading other than the 2 1/2% tax imposed in Barbados.

     Overall, our net income increased approximately $4.7 million (U.S. $3.0 million), or 202%, to approximately $7.1 million (U.S. $4.6 million), for the year ended February 28, 2001 from approximately $2.5 million (U.S. $1.6 million), for the year ended February 29, 2000. For the year ended February 28, 2001, net income as a percentage of sales was 6.9% as compared with 5.2% for the fiscal year ended February 29, 2000.

  Year Ended February 29, 2000 Compared With Year Ended February 28, 1999

     For the year ended February 29, 2000 compared with the year ended February 28, 1999, our sales increased by approximately $16.1 million (U.S. $10.4 million), or 55.5%, from approximately $29 million (U.S. $18.8 million) to approximately $45.1 million (U.S. $29.2 million). This growth reflects the continued growth of our Consumer Electronics Group within Cuba. As increasing amounts of U.S. currency flowed into Cuba, demand for consumer electronics, in particular televisions, continued to grow rapidly. As a result of our established relationships, we continued to supply increased volumes of goods into the market. In addition, a significant factor in our growth resulted from the opening of the Cuban assembly plant in October 1999. As a result of our investment into the plant, we have the exclusive right to supply the components to be assembled at the plant. Sales to the new plant began in October 1999.

     Our gross margin percentage increased from approximately 15.9% in the year ended February 28, 1999 to approximately 17.3% in the year ended February 29, 2000, reflecting increased buying leverage as we grew and were able to realize the benefits of more direct sourcing in Asia. Also, as we sourced more and more products for sale by way of direct shipment from suppliers, we were able to achieve economies of scale in buying and direct shipping. The increased gross margin percentages yielded approximately $900,000 (U.S. $585,000) of additional gross profit.

     Gross margin increased by approximately 70% from approximately $4.6 million (U.S. $3.0 million) in the year ended February 28, 1999 to approximately $7.8 million (U.S. $5.1 million) in the year ended

February 29, 2000, reflecting buying margin improvements and the fact that we were able to achieve economies of scale in our sourcing activities.

     Total operating expenses increased by approximately $1.9 million (U.S. $1.2 million), or 58%, from approximately $3.3 million (U.S. $2.1 million) in the year ended February 28, 1999 to approximately $5.2 million (U.S. $3.4 million) for the year ended February 29, 2000. Notwithstanding the increase in expenses, income before foreign exchange and income taxes for the same periods increased by 93.3% from approximately $1.32 million (U.S. $856,000) to approximately $2.55 million (U.S. $1.7 million). This increase reflects the fact that there was a greater increase in gross margin dollars and percentage, than the increases in expenses from previous years.

     General and administrative expenses increased by 102% from approximately $1.28 million (U.S. $830,000) for the year ended February 28, 1999 to approximately $2.59 million (U.S. $4.4 million) for the year ended February 29, 2000, reflecting the fact that we had commenced expansion of our staff and administrative capacities as we became a fully operational public company and, accordingly, needed to incur more infrastructure and development expenses. The increase in general and administrative expenses also reflected the fact that we were expanding our office network to investigate and to serve new markets. In addition, during period, we commenced investigating future markets in South America and Central America.

     Selling and marketing costs remained constant, decreasing marginally from approximately $886,000 (U.S. $577,000) for the year ended February 28, 1999 to approximately $881,000 (U.S. $571,000) for the year ended February 29, 2000, reflecting stable selling and marketing costs compared to sales and margin increases. The slight decrease in selling and marketing costs is attributable to our being able to take advantage of previously established relationships in our major markets and with our major customers, thereby decreasing the need for fresh investment in sales and marketing activities.

     Amortization increased by approximately $146,000 (U.S. $95,000), or 224.6%, to approximately $211,000 (U.S. $140,000) for the year ended February 29, 2000 from approximately $65,000 (U.S. $42,000) for the year ended February 28, 1999, reflecting our increased capital asset base and the write-offs of deferred charges that commenced during fiscal 2000.

     Interest and bank charges increased by 46.4% from approximately $1.06 million (U.S. $687,000) for the year ended February 28, 1999, representing 2.7% of sales, to approximately $1.56 million (U.S.$1.0 million) for the year ended February 29, 2000, representing approximately 3.45% of sales. This increase reflects the fact that we expanded our financing and sales activities and were operating with essentially an unchanged line of available credit. Accounts receivable and inventory increased by approximately $4.0 million (U.S. $2.6 million), or 66.67%, from February 28, 1999 to February 29, 2000. Such increase, together with a significant increase in sales volume, caused us to incur significantly higher transaction costs to turn our available credit facilities faster.

     Income before provision for income tax increased by approximately $1.25 million (U.S. $811,000), or 81.4%, from approximately $1.36 million (U.S. $882,000) in fiscal 1999 to approximately $2.46 million (U.S. $1.6 million) in fiscal 2000. This reflected the leverage gained from improved buying and gross margins and the fact that we were able to increase our gross margins at a faster rate than our expense base.

     Our income tax provision dropped from approximately $165,000 (U.S. $107,000) in fiscal 1999 to approximately $104,000 (U.S. $67,000) in fiscal 2000, reflecting the fact that, in the year ended February 29, 2000, a higher proportion of our business was carried on through our Mirage subsidiary, which has the benefit of substantially lower tax rate than the BSRU subsidiary in North America.

     Our income increased by 97.7% from approximately $1.3 million (U.S. $842,000) in fiscal 1999 to approximately $2.36 million (U.S. $1.5 million) in fiscal 2000, reflecting a significant increase in sales and gross margin in the year ended February 29, 2000.

  Year Ended February 28, 1999 Compared With Year Ended February 28, 1998

     Sales increased by approximately $9.1 million (U.S. $5.9 million), or 52.1%, to approximately $29.0 million (U.S. $18.8 million) for the year ended February 28, 1999 from approximately $19.1 million (U.S. $12.4 million) for the year ended February 28, 1998. This growth reflects the expansion of our Consumer Electronics Group in Cuba as well as the realization of the strength of the established relationships within Cuba. During the fiscal year ended February 28, 1999, the Consumer Electronics Group, due to the strength of its existing and established relationships within Cuba, began to export larger quantities of consumer electronics, in particular televisions, into the Cuban marketplace.

     Gross profit margin increased by approximately $2.4 million (U.S. $1.6 million), or 109%, to approximately $4.6 million (U.S. $3.0 million) in fiscal 1999 from approximately $2.2 million (U.S. $1.4 million) in fiscal 1998. This reflected a continuing gross margin percentage of approximately 18.3% and indicated that, between 1999 and 1998, we maintained our buying strengths and positions prior to expansion in future years.

     Total operating expenses increased by approximately $1.2 million (U.S. $780,000), or 57%, to approximately $3.3 million (U.S. $2.1 million) in fiscal 1999, representing approximately 11.3% of sales, from approximately $2.1 million (U.S. $1.4 million) in fiscal 1998, representing approximately 10.9% of sales.

     General and administrative expenses increased by approximately $265,000 (U.S.$170,000), or 26%, to approximately $1.285 million (U.S. $833,000) in fiscal 1999 from $1.2 million (U.S. $778,000) in fiscal 1998. This increase, which was less than the sales increase, was attributable to general and administrative expenses decreasing from 5.3% of sales in fiscal 1998 to 4.4% in fiscal 1999, as we were able to use our existing resources more efficiently.

     Selling and marketing expenses increased by approximately $156,000 (U.S. $101,000), or 21%, to approximately $886,000 (U.S. $574,000) in fiscal 1999 from approximately $730,000 (U.S. $473,000) in fiscal 1998. As a percentage, sales, selling and marketing expenses decreased from approximately 3.8% in fiscal 1998 to approximately 3% in fiscal 1999, reflecting the fact that we had commenced investing in our sales and marketing infrastructure in fiscal 1998.

     Interest and bank charges increased significantly as we experienced substantial growth from the year ended February 28, 1998 to the year ended February 28, 1999. The approximate $750,000 (U.S. $486,000), or 238.9%, increase in interest charges reflects the fact that, at February 28, 1999, we had approximately $2.4 million (U.S. $1.6 million), representing a 60% increase from fiscal 1998, in accounts receivable and inventory with no corresponding increase in accounts payable between the years ended February 28, 1998 and 1999. The interest and bank charges also indicated that we had to finance ourself by lines of credit which increased substantially from approximately $800,000 (U.S. $520,000) in fiscal 1998 to approximately $3.4 million (U.S. $2.2 million) in fiscal 1999.

     Provision for income taxes increased by approximately $130,000 (U.S. $85,000). Notwithstanding the increase in income taxes, the rapid increase in sales and gross profit led to an increase of approximately $1.16 million (U.S. $752,000) in profit for the year ended February 28, 1999 compared to the year ended February 28, 1998.

     Our approximate $1.3 million (U.S. $843,000) in net profit reflects the fact that (i) we were obtaining leverage and economies of scale at the then generated sales level, and (ii) our income before taxes of 5.4% of sales indicated that we had achieved, in the year ended February 28, 1999, "critical mass" and were able to start a rapid profit growth pattern.

  February 28, 1998

     For the year ended February 28, 1998, we became a substantial factor in the Cuba department store sales marketplace. Notwithstanding the fact that the profit picture was essentially a break-even situation with limited profits of approximately $64,000 (U.S. $42,000), we established our presence in Latin America, invested in substantial office and warehouse facilities and in sales and marketing activities, all of which enabled us to commence the growth described in the years ended February 28, 1999, February 29, 2000 and February 28, 2001.

  Summary Discussion of Significant Subsidiaries and Segment Information

     Wireless Products Division

     On April 1, 2000, we acquired YAM Wireless, Inc., formerly, Yam International Communications, Inc., which is a Florida-based cellular/wireless communications company that provides new, used and refurbished cellular phones and original equipment manufacturer accessories, and operates as our wireless products division.

     For the year ended February 28, 2001, our wireless products division contributed 11 months of revenues totaling approximately $42.2 million (U.S. $27.4 million), compared with approximately $33.4 million (U.S. $23.3 million) for the 12-month pre-acquisition period ended December 31, 1999. Our wireless products division's fiscal 2001 revenues reflect its strategic sales shift to an increased corporate focus on the used phone market in developing countries. Our wireless products division has also taken advantage of opportunities to sell new, high demand cellular phones domestically and in certain core foreign markets, particularly the Caribbean and Israel.

     Our wireless products division accounted for approximately $6.9 million (U.S. $4.8 million) of gross profit for fiscal 2001, compared with $3.7 million (U.S. $2.5 million) for the 12-month period ended December 31, 2000. Overall, our wireless products division had a gross profit margin of approximately 16.4% for fiscal 2001, as compared with approximately 10.7% for the 12-month pre-acquisition period ended December 31, 1999. The gross margin reflects our wireless products division's ability to purchase cellular phones and accessories at more advantageous pricing due to its larger volume purchases.

     Our wireless products division financed the majority of its growth and operations from existing cash flow.

     During fiscal 2001, our wireless products division accounted for approximately $1.7 million (U.S. $1.1 million) in general and administrative expenses, as compared with approximately $1.1 million (U.S. $700,000) for the 12-month pre-acquisition period ended December 31, 1999. Overall, general and administrative expenses were 4.0% as a percentage of sales for such period. The majority of our wireless products division's general and administrative costs reflect its continued efforts to seek out opportunities to purchase cellular products at the most competitive prices available, conclude new distribution arrangements and service its clients' needs.

     Our wireless products division accounted for approximately $560,000 (U.S. $363,000) in sales and marketing expenses during fiscal 2001, as compared with approximately $267,000 (U.S. $179,000) for the 12-month pre-acquisition period ended December 31, 1999. Overall, sales and marketing expenses were approximately 1.3% as a percentage of sales for such period. The majority of these sales and marketing expenses are comprised of commissions for its sales staff.

     During fiscal 2001 and the 12-month pre-acquisition period ended December 31, 1999, our wireless products division did not incur significant costs related to capital expenditures. Its capital assets costs reflect normal course of business expenditures for vehicles, computers and office furniture.

     Overall, our wireless products division accounted for approximately $4.1 million (U.S. $2.7 million) of the approximately $9.0 million (U.S. $5.8 million) in operating profit for fiscal 2001, compared with profit of approximately $2.4 million (U.S. $1.6 million) for the 12-month pre-acquisition period ended December 31, 1999.

     Integrated Applications Division

     On May 1, 2000, we acquired La Societe Desig Inc., a Montreal-based software developer of property management systems for small and mid-size hotels and large resorts, which operates as our integrated applications division.

     For fiscal 2001, our integrated applications division recorded a 10-month revenue contribution of approximately $3.0 million (U.S. $2.0 million) compared with approximately $2.0 million (U.S. $1.3 million) for the 12-month pre-acquisition period ended October 31, 1999. Revenues reflect the highly successful year-2000 launch of our integrated applications division's newest developed suite of property management software solutions into the North American and Caribbean hospitality markets.

     Our integrated applications division accounted for approximately $2.7 million (U.S. $1.8 million) of overall gross profit and recorded a gross profit margin of approximately 92%, compared with approximately $1.5 million (U.S. $973,000) and 77%, respectively, for the 12-month period ended October 31, 1999. The gross profit reflects the stronger sales established by our integrated applications division and the relatively low direct costs related to the implementation of its software systems.

     Our integrated applications division financed the majority of its growth and operations from existing cash flow.

     During fiscal 2001, our integrated applications division accounted for approximately $196,000 (U.S. $127,000) of general and administrative expenses, representing approximately 6.5% as a percentage of sales. These expenses reflect the costs associated with the normal course of business operations.

     Our integrated applications division accounted for approximately $460,000 (U.S. $298,000) of selling and marketing expenses during fiscal 2001. This amount represents approximately 15.3% as a percentage of sales and reflects expenses related to our integrated applications division's aggressive marketing of its new software suites to its target markets in the hospitality industry.

     During fiscal 2001, our integrated applications division did not incur significant costs related to capital expenditures. Its capital assets costs reflect normal course of business expenditures for vehicles, computers and office furniture.

     Our integrated applications division accounted for approximately $1.5 million (U.S. $973,000) of operating profit as it successfully launched and marketed its new and expanded suite of software solutions.

     Computer Products Division

     On December 1, 2000, we acquired MAX Systems Group, Inc., a Calgary-based computer hardware value-added reseller and systems solutions provider, which operates as our computer products division.

     Due to the December 1, 2000 acquisition date, our computer products division contributed only three months of financial results to our overall 2001 fiscal year. During this three-month period, revenues were approximately $6.8 million (U.S. $4.4 million), while gross profit was approximately $1.2 million (U.S. $778,000), representing a gross profit margin for the period of 18.2%, compared with approximately $53.5 million (U.S. $34.7 million), approximately $5.6 million (U.S. $3.6 million) and 10.5%, respectively, for the 12-month pre-acquisition period ended July 31, 2000. The apparent decrease in our computer products division's first quarter sales following acquisition reflects the fact that during this period senior management of our computer products division diverted its focus from operations to closing the acquisition. In addition, in the months prior to its acquisition by us and following the end of its fiscal year ended July 31, 2000, MAX was without a line of credit and had to rely on its own cash flow. This lack of access to regular working capital restricted operations. As of the middle of February 2001, our computer products division had established a $5.0 million (U.S. $3.2 million) line of credit and management is focused on growing its sales volumes to previous levels.

     Our computer products division accounted for approximately $254,000 (U.S. $165,000) of interest during the fourth quarter ended February 28, 2001, as it concluded a $5.0 million (U.S. $3.2 million) operating-line financing in February 2001 to take advantage of purchasing opportunities going forward.

     During fiscal 2001, our computer products division did not incur significant costs related to capital expenditures. Its capital assets costs reflect normal course of business expenditures for vehicles, computers and office furniture.

     Overall, our computer products division recorded an operating loss of approximately $10,500 (U.S. $6,800) for the three months ended February 28, 2001. This loss reflects the fact that our computer products division did not have an operating line in place until February 2001 and, consequently, was unable to pursue available sales growth opportunities.

     Business Supplies Division

     Our business supplies division, headquartered in Toronto, Canada, distributes business supplies and computer components to the Canadian and Latin American markets. It specializes in sourcing and distributing a large variety of business supplies including computer components, photocopiers, fax machines, printers, point-of-sale equipment and miscellaneous business supplies such as batteries, office furniture, hotel supplies and security systems.

     Our business supplies division recorded fiscal 2001 revenues of approximately $20.1 million (U.S. $13.0 million) compared with revenues of approximately $16.3 (U.S. $10.6 million) for fiscal 2000, representing a growth of approximately 23%. Revenue growth was driven by growth in sales of computer hardware and components to Latin America as this division continues to leverage our existing relationships in the Latin American marketplace.

     Our business supplies division recorded fiscal 2001 gross profit of approximately $2.7 million (U.S. $1.8 million), a gross profit margin of approximately 13.1%, compared with approximately $3.2 million (U.S. $2.1 million), a gross profit margin of approximately 19.3% for fiscal 2000. The decline in both gross profit and gross profit margin reflects this division's transition from a focus on only staple consumable products such as paper and supplies, to a diversified product mix including capital intensive items such as computer components and office furniture. Although the shift to this newer product mix has created additional revenues, competitive pricing has negatively impacted our business supplies division's newer product lines.

     During fiscal 2001, our business supplies division accounted for approximately $166,000 (U.S. $108,000) of interest, compared with approximately $511,000 (U.S. $331,000) in fiscal 2000. The decrease in interest costs reflects the change in product mix. The expansion into a diversified product mix resulted, in some instances, in better trade terms and the ability to obtain customer deposits. The net result has been a decrease in the working capital required to support operations.

     Our business supplies division accounted for general and administrative costs of approximately $2.4 million (U.S. $1.6 million) in fiscal 2001, compared with approximately $1.2 million (U.S. $778,000) for fiscal 2000. General and administrative costs as a percentage of sales were approximately 11.9% in fiscal 2001 compared with approximately 7.4% in fiscal 2000. This growth in general and administrative expenses as a percentage of sales reflects increased costs being allocated to manage our business supplies division's growth and shifting its product mix to include a greater focus on computer components.

     During fiscal 2001, our business supplies division accounted for selling and marketing costs of approximately $722,000 (U.S. $468,000), compared with approximately $580,000 (U.S. $376,000) for fiscal 2000. General and administrative costs as a percentage of sales were approximately 3.6% in fiscal 2001 compared with approximately 3.6% in fiscal 2000. Despite the shift to a broader product mix during fiscal 2001, selling and marketing costs as a percentage of sales remained constant in fiscal 2001.

     Our business supplies division did not incur significant costs related to capital expenditures during fiscal 2001. Its capital assets costs reflect normal course of business expenditures for vehicles, computers and office furniture.

     Overall, our business supplies division lost approximately $126,000 (U.S. $82,000) in fiscal 2001, compared with an operating profit of approximately $306,000 (U.S. $198,000) in fiscal 2000.

     Consumer Electronics Group

     Our Consumer Electronics Group is focused on the distribution of consumer electronic devices to high-growth Latin American markets. It specializes in distributing consumer electronics, such as televisions, compact disc players, stereos, air conditions and fans, to the Latin American marketplace. In addition to distributing recognized brand names such as Philips, Sony and Samsung, it has, during the past five years, developed its own brand names of General Vision and LEC, which it actively and successfully markets in Latin America.

     During fiscal 2001, our Consumer Electronics Group generated revenues of approximately $31.2 million (U.S. $20.2 million) compared with revenues of approximately $28.8 million (U.S. $18.7 million) for fiscal 2000, representing a growth of approximately 8.3%. This growth reflects our Consumer Electronics Group's continued strong sales into the Latin American markets.

     Our Consumer Electronics Group achieved a fiscal 2001 gross profit of approximately $6.8 million (U.S. $4.4 million) compared with approximately $5.8 million (U.S. $3.8 million) for fiscal 2000, representing a growth of approximately 17.2%. Overall, our Consumer Electronics Group recorded a gross profit margin of approximately 21.8% for fiscal 2001 as compared to 20.5% for fiscal 2000. This growth in gross profit reflects both our Consumer Electronics Group's strong and established market presence in Latin America and its ability to continue to take advantage of attractive purchasing opportunities.

     During fiscal 2001, our Consumer Electronics Group accounted for approximately $2.4 million (U.S. $1.6 million) in interest costs, compared with approximately $1.0 million (U.S. $649,000) for fiscal 2000, as it continues to pay above average interest rates for operating lines into the Latin American marketplace and higher borrowing amounts to finance its continued growth.

     Our Consumer Electronics Group accounted for general and administrative costs of approximately $312,000 (U.S. $202,000) during fiscal 2001 as compared with approximately $1.3 million (U.S. $843,000) during fiscal 2000. General and administrative costs as a percentage of sales were approximately 1.0% during fiscal 2001, as compared with approximately 4.5% for fiscal 2000. The significant decrease in selling, general and administrative costs reflects the benefits of our Consumer Electronics Group's significant investment in fiscal 2000 in the installation of a Cuban television assembly plant. As a result of the assembly plant's successful operations and our exclusive distribution rights of television components to the plant, our Consumer Electronics Group has significantly downsized its required ongoing administrative operations within Cuba.

     During fiscal 2001, our Consumer Electronics Group accounted for selling and marketing costs of approximately $127,000 (U.S. $82,000), as compared with approximately $1.6 million (U.S. $1.0 million) during fiscal 2000. Selling and marketing costs as a percentage of sales were approximately 0.4% during fiscal 2001, as compared with approximately 5.6% for fiscal 2000. The significant decrease in selling and marketing costs reflects the transition from the establishment and initial support of the new Cuban television assembly plant in fiscal 2000, which plant assembles televisions for several international manufacturers such as Philips, Samsung and Sanyo with higher associated selling and marketing costs and more immediate benefits, to, in fiscal 2001, focusing on the development of a proprietary brand name with more long-term benefits. As a result of our Consumer Electronics Group's exclusive distribution rights to the now fully-operational Cuban assembly plant, our Consumer Electronics Group has been able to decrease the bulk of its ongoing repeatable selling and marketing expenses. For fiscal 2001, our Consumer Electronics Group incurred material expenditures relating to the development of its own brands for use in products to be sold within Cuba and Latin America, which have been capitalized as deferred charges in that the long term benefits of the brand recognition will be realized over the next three years.

     Our Consumer Electronics Group accounted for additions to our capital assets of approximately $2.7 million (U.S. $1.8 million). In addition to the normal course of business assets included in furniture, fixtures and equipment, computer equipment, leasehold improvements and vehicles, we invested approximately $2.4 million (U.S. $1.6 million) in the development of proprietary chassis technology and circuitry for assembly and sale of televisions into the Latin American markets. This proprietary chassis relates to the configuration of the electronic circuitry inside each television and we anticipate being the beneficiary of this technology for approximately three years.

     Overall, our Consumer Electronics Group recorded fiscal 2001 operating profit of approximately $3.5 million (U.S. $2.3 million) compared with approximately $2.2 million (U.S. $1.4 million) for fiscal 2000, a growth of approximately 59%. This growth reflects the continued success of our Consumer Electronics Group's Latin American operations, its continued strong marketing efforts into the region and the rewards of developing its own brand names within Latin America.

  Recently Issued Accounting Pronouncements

     On June 29, 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations be accounted for under the purchase method, and the use of the pooling-of-interests method is prohibited for business combinations initiated after June 30, 2001. SFAS 141 also establishes criteria for the separate recognition (from goodwill) of intangible assets acquired in a business combination. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be subject to periodic testing for impairment. SFAS 142 will be effective for the fiscal year beginning March 1, 2001, as earlier application is not permitted for us. We are currently evaluating the effect of these new standards as they relate to us, and do not anticipate that the application of SFAS 142 will have a material adverse effect on our financial condition and results of operations. To date, all of our acquisitions have been accounted for as purchases in accordance with APB 16, which is similar to SFAS 141 in all areas, except for the requirement in SFAS 141 that criteria be established for separate recognition (from goodwill) of intangible assets acquired in the business combination be followed.

B. LIQUIDITY AND CAPITAL RESOURCES

     Cash used in operations for the year ended February 28, 2001 was approximately $2.8 million (U.S. $1.8 million), compared to approximately $2.1 million (U.S. $1.4 million) for the year ended February 29, 2000. In the year ended February 28, 2001, our operations used approximately $2.8 million (U.S. $1.8 million) of cash, resulting from our cash flow from net income with amortization of goodwill, capital assets and deferred charges, and future income taxes added back of approximately $8.9 million (U.S. $5.8 million) being absorbed by increases of approximately $11.6 million (U.S. $7.5 million) of non-cash assets and liabilities related to operations. This resulted from increases in accounts receivable (approximately $3.2 million, or U.S. $2.1 million) and inventories (approximately $1.6 million, or U.S. $1.0 million) that occurred because of our sales increases, a significant portion of which came in our consumer electronics business where we are subject to extended payment terms. Inventories increased as we invested in new and expanded product lines for acquisitions in our wireless products and computer products divisions. Also, we used the capital raised in our equity and debt financings to substantially reduce accounts payable by approximately $3.6 million (U.S. $2.3 million). Certain legal subsidiaries provided for income taxes of approximately $1.3 million (U.S. $843,000). We also invested (under Canadian GAAP) approximately $1.3 million (U.S. $0.9 million) in deferred charges for product, brand and market development.

     During fiscal 2000, we consumed approximately $2.1 million (U.S. $1.4 million) of cash in operations, which consisted of net income with amortization of goodwill, capital assets and deferred charges, and future income taxes added back of approximately $2.6 million (U.S. $1.7 million) being offset by approximately $4.7 million (U.S. $3.1 million) in changes in non-cash balances. The most significant component in this was increases in accounts receivable of approximately $4.4 million (U.S. $2.9 million), prepayments to suppliers of approximately $1.3 million (U.S. $843,000) under Canadian GAAP and the long-term receivable of approximately $1.1 million (U.S. $713,000 million). Receivables increased as a direct result of significant sales increases (approximately $15.7 million, or U.S. $10.2 million, or 95% of total sales increase) in our Latin America business where we are subject to payment terms of up to 150 days. We made prepayments to suppliers of approximately $1.3 million (U.S. $843,000) to support expanded product lines. We sold, under specific arrangement, the assembly plant in Cuba on a long-term basis. To partially offset these demands for cash, our trade accounts payables increased by approximately $3.0 million (U.S. $2.0 million). We also invested (under Canadian GAAP) $1.0 million (U.S. $649,000) in brand, product and market development.

     During fiscal 1999, we used approximately $1.5 million (U.S. $973,000) of cash in operations, which consisted of net income with amortization of goodwill, capital assets and deferred charges, and future income taxes added back of approximately $1.3 million (U.S. $843,000) offset by approximately $2.8 million (U.S.

$1.8 million) in changes in non-cash balances. The changes in non-cash balances consisted primarily of increases in accounts receivable of approximately $1.6 million (U.S. $1.0 million), approximately $700,000 (U.S. $454,000) in inventory and approximately $300,000 (U.S. $195,000) in brand, product and market development. Accounts receivable and inventory increases were a direct result of increased business activity in Cuba where we had a 52.1% sales increase.

     During fiscal 1998, we used an approximate $200,000 (U.S. $130,000) in cash from operations. The main use of cash was $300,000 (U.S. $195,000) increase in non-cash balances. Accounts receivable increased by approximately $1.0 million (U.S. $649,000) reflecting increased business activities, particularly in Cuba. We financed this use of cash by increasing trade payables.

     Financing activities during the year ended February 28, 2001 provided approximately $15.4 million (U.S. $10.0 million) compared with approximately $1.8 million (U.S. $1.2 million) for the year ended February 29, 2000. The $15.4 million (U.S. $10.0 million) was provided primarily by a cash infusion of approximately $9.7 million (U.S. $6.3 million) in term loans and notes payable, and an increase of approximately $6.5 million (U.S. $4.2 million) in borrowings under a line of credit. These loans were from various different sources and were used to finance our major acquisitions and supplement working capital. In addition, we paid out approximately $700,000 (U.S. $454,000) to repay advances from related parties.

     Cash used in investing activities for the year ended February 28, 2001 was approximately $13.2 million (U.S. $8.6 million), as compared with approximately $700,000 (U.S. $454,000) in the year ended February 29, 2000. The cash was used for the following primary purposes: the costs related to our major acquisitions which amounted to approximately $7.3 million (U.S. $4.7 million), and the acquisition of approximately $5.6 million (U.S. $3.6 million) of capital assets, which consisted of the addition of approximately $2.4 million (U.S. $1.6 million) related to the development of a proprietary technology related to televisions chassis. We invested, under Canadian GAAP, approximately $2.4 million (U.S. $1.5 million) in support to our Cuban trading partners, which was required under our exclusive supply contracts with them.

     As of February 28, 2001, our principal source of liquidity was approximately $566,000 (U.S. $367,000) in cash and short-term deposits. We have long-term debt of approximately $7.7 million (U.S. $5.0 million) which is comprised primarily of the term loans which carry an average interest rate of 20%. Approximately $6.5 million of the outstanding long-term debt was raised in May 2000 to close the YAM acquisition and to finance our general working capital needs. In April 2001, these bridge loans were extended for an additional year until April 30, 2002. In addition, we had approximately $8.8 million (U.S. $5.7 million) in borrowings. These borrowings are comprised of two material lines of credit and a small line of credit of $300,000 from a Canadian bank. The first material line of credit, which supports our Cuban operations, is for approximately $6.1 million (U.S. $4.0 million), bears interest at a rate of 27% and is secured by a general security agreement. The second material line of credit is for $5.0 million (U.S. $3.2 million), bears interest at a rate of prime plus 3.25%, and is secured by a general security agreement and a specific assignment of amounts owed to MAX. These amounts are primarily comprised of accounts receivable, which were approximately $5.0 million (U.S. $3.2 million) as of the end of fiscal 2001. As of February 28, 2001, $2.4 million of this line of credit was drawn, with approximately $2.6 million remaining available. We anticipate spending an aggregate of approximately $150,000 (U.S. $97,000) in cash during the 2002 fiscal year to cover costs associated with our recent acquisitions and pay normal operating costs including debt service of approximately $17.0 million (U.S. $11.0 million).

  Forward-Looking Statements

     We may from time to time make written or oral statements that are "forward-looking," including statements contained in this annual report and other filings with the Securities and Exchange Commission, the Canadian System for Electronic Document Analysis and Retrieval, the Canadian Venture Exchange and in reports to our shareholders or to appropriate Canadian securities regulatory authorities. These statements include statements regarding our intent, belief and current expectations about our strategic direction, prospects and future results. We have described some of the important factors that affect these statements as we discussed each subject. These matters are inherently difficult to predict. These statements are made on the basis of our views and assumptions, as of the time the statements are made, regarding future events and business performance. There can be no assurance, however, that our expectations will necessarily come to pass. Actual results may differ materially.

     For an enterprise doing business in as many different geographic regions as ours, with as many different lines of business, a wide range of factors could materially affect our future developments and performance, including the following:

     - Changes in company-wide or business-group strategies, which may result in changes in the types, mix or geographic location of businesses in which we are involved;

     - Changes in Canadian, global or regional economic conditions, which may affect the sales of our products or services, our relationships with our suppliers and the performance of our employees;

     - Changes in global financial and equity markets, including significant interest rate and currency exchange fluctuations, which may impede our access to, or increase the cost of, external financing for our operations and investments;

     - Increased competitive pressures, both domestically and internationally, which may, among other things, affect the performance of business-groups and lead to increased expenses in such areas as marketing, software development, sales and costs of goods sold;

     - Legal and regulatory developments that may affect particular business units, such as regulatory actions affecting our operations in Cuba, consumer products, or the protection of intellectual properties, the imposition by foreign countries of trade restrictions or quotas, and changes in international tax laws or currency controls; and

     - Changing public and consumer taste, which may affect the sale of our products and services.

     This list of factors that may affect future performance and the accuracy of forward-looking statements are illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     All our research and development costs are incurred by and through our subsidiary, Desig. The total amount spent (prior to Canadian federal and Quebec provincial rebates and recoveries) on research and development by Desig during its fiscal year beginning November 1, 1999 up to its acquisition by us on May 1, 2000, as disclosed in the financial statements of Desig included on pages F-59 through F-71 of this annual report, was approximately $384,000 (U.S. $200,000). Desig spent approximately $722,000 (U.S. $470,000) and $587,000 (U.S. $380,000)
for the years ended October 31, 1999 and 1998, respectively. Any recoveries from governmental programs are received after we file our corporate income tax returns. Accordingly, research and development costs are our responsibility before filing for recovery, which can be as much as nine to twelve months after the year end.

D. TREND INFORMATION

     We are not aware of any trends related to purchasing, sales, inventory or otherwise, or any uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating financial condition. The risk factors inherent in our business are disclosed in Item 3.D.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth information concerning our directors and senior management. Senior management serves at the pleasure of our Board of Directors.

                                                                                    FUNCTION AND
NAME AND OFFICE HELD          PRINCIPAL BUSINESS ACTIVITIES PERFORMED OUTSIDE   BUSINESS EXPERIENCE
IN THE COMPANY          AGE       THE COMPANY DURING THE PAST FIVE YEARS           IN THE COMPANY
--------------------    ---   -----------------------------------------------  ----------------------
Gregory C. Burnett,     39    Since 1989, President of Carob Management Ltd.,  Director since May 4,
  Director and                a management consulting company in Vancouver,    1998; direct and
  Secretary                   B.C.; since 1996, President of Orko Gold         supervise our overall
                              Corporation, a junior gold exploration company   business operations;
                              listed on the CDNX; from 1993 -- April 1997,     maintain all records
                              officer and director of Pender Capital Corp.,    and effect all
                              an industrial company listed on the ASE;         necessary filings.
                              director only of Pender Capital Corp. since
                              1997.
Michael S.              46    July 1993 -- November 1994 owner and President   Director since October
Weingarten,(1)                of Isolceles Telephone Corp.; January 1994 to    15, 1999; direct and
  Director and                July 1995, Director of Operations of Preferred   supervise our overall
  Chairman of the             Telemanagement; in March 1994 founding majority  business operations;
  Board                       shareholder of Business Supplies Are Us Inc.;    develop and formulate
                              from 1997 to Present, founder and President of   our business plan.
                              Complete Telemanagement Services Inc.
Frederick McLean,       40    Since 1997, Chief Operating Officer for          Director since August
  Director                    Complete Telemanagement Services Inc., from      24, 1999; direct and
                              1994-1996, Vice-President, Sales for Preferred   supervise our overall
                              Telemanagement Inc.; from 1990-1994, director    business operations;
                              of Sales for ACC Long Distance.                  develop and formulate
                                                                               our business plan.
Donald Lyons,           69    Current Positions: Chairman, City of Toronto     Director since October
  Director                    Pension Plan (Firefighters), President, Dorato   15, 1999; direct and
                              Partners Inc., director and Chief Financial      supervise our overall
                              Officer, Sagit Investment Management Ltd.,       business operations.
                              Chairman and director, Cymat Aluminium Inc.,
                              operations. Parcel and Post Inc., director and
                              treasurer, St. Lawrence Centre for the
                              Performing Arts; from 1994 -- December 1995,
                              President and director of York Fire and
                              Casualty Co.
Leonard S. Black,       42    Since March 1994, President of Business          Director since October
  Director and                Supplies Are Us Inc.; December 1984 to March     15, 1999; direct and
  President                   1994, Sales Manager and eventually General       supervise our overall
                              Manager of Network Business Supplies Inc. and    business operations.
                              Majestic Paper Ltd.

                                                                                    FUNCTION AND
NAME AND OFFICE HELD          PRINCIPAL BUSINESS ACTIVITIES PERFORMED OUTSIDE   BUSINESS EXPERIENCE
IN THE COMPANY          AGE       THE COMPANY DURING THE PAST FIVE YEARS           IN THE COMPANY
--------------------    ---   -----------------------------------------------  ----------------------
Victor Noce,            52    Between 1977 and 1994, Mr. Noce was President    Director since August
  Director                    of MDS Sharp, a successful distributor of Sharp  5, 2001; direct and products throughout Canada. After MDS Sharp was  supervise our overall
                              acquired by Danka Canada in 1994, Mr. Noce       business operations.
                              remained with Danka as Senior Vice President
                              until 1997, when he left to become President of
                              Desig, the position he currently holds.
Guy P. Jarvis,          39    Mr. Jarvis served as Vice President & Director,  Chief Executive
  Director and Chief          Private Placement of Deloitte & Touche           Officer since July 19,
  Executive Officer           Corporate Finance Canada Inc. In his previous    2000; execute and
                              capacity with the Business Development Bank of   implement our business
                              Canada, Mr. Jarvis was responsible for the       plan.
                              Bank's subordinated debt market in the GTA and
                              assisted clients with minority equity
                              investments in a consulting role. He has 10
                              years of extensive transaction experience in
                              mid-market commercial banking, with experience
                              in corporate banking, syndication, acquisitions
                              and divestitures, cross-border credit
                              facilities, and loan recovery.
Tomas Carlos Gonzales-  37    Mr. Anleo has over eight years of experience in  Chief Operating
Anleo,                        international product sourcing and strategic     Officer since October
  Chief Operating             distribution. For five years, he was General     15, 1999; manage our
  Officer                     Manager of the Advanced Business Division of     day to day operations.
                              Commercial Cimex, S.A. a large organization
                              specializing in POS technology, and one of the
                              four largest Cuban commercial entities.
Ricardo Jose Alvarez    64    Mr. San Pedro is a seasoned professional with    Chief Financial
San Pedro,                    over 30 years of experience in accounting and    Officer since October
  Chief Financial             engineering. He previously served as CFO for a   15, 1999; manage our
  Officer                     number of companies, including Cubanacan S.A.,   financial resources
                              the major Cuban Tourism Group with annual        and accounts.
                              revenues in excess of $1 billion, and
                              Interholdings Group, where he managed state-
                              owned insurance company funds on an
                              international level.

---------------

(1) Mr. Weingarten served as our Chief Executive Officer from October 15, 1999 to July 19, 2000.

    In 1994, Mr. Weingarten, though not active in the business, was a minority shareholder (less than 10%) and served as secretary-treasurer of Network Business Supplies, Inc. of Toronto, which filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

    In addition, Mr. Weingarten, though not active in the business, was a minority shareholder and a Director of Majestic Paper Limited, which filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in 1994. Majestic Paper Limited had shareholders in common with Network Business Supplies, Inc.

     There are no family relationships among any of our directors or executive officers. There are no arrangements or understandings between any of our directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B. COMPENSATION

  Directors

     Except for Greg Burnett, a director and our secretary who receives a management fee of $2,500 per month, none of our directors received compensation or director's fees during the fiscal year ended February 28, 2001.

  Executive Officers

     Alberta securities legislation requires disclosure of particulars of compensation paid to our Executive Officers by us or any of our subsidiaries for services rendered during the most recently completed financial year. For these purposes, "Executive Officer" means:

     - our chairman and any vice-chairman of our board of directors who performs the functions of that office on a full-time basis;

     - our president or any vice-president in charge of a principal business unit such as sales, finance or production; or

     - any officer of our company or any subsidiary who performs a policy making function in respect of our company, whether or not that officer is also a director of our company or such subsidiary.

     Similarly, British Columbia securities legislation requires disclosure of particulars of compensation paid to each following "Named Executive Officer" in each of the three most recently completed fiscal years:

     - our chief executive officer or an individual who acted in a similar capacity at any time during the most recently completed financial year;

     - each of our four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $100,000 per year; or

     - any additional individuals for whom disclosure would have been provided under the previous bullet point but for the fact that the individual was not serving as an executive officer of our company at the end of the most recently completed financial year.

     Greg C. Burnett, who has been one of our directors since May 4, 1998, served as our president from May 4, 1998 to October 15, 1999 when he was replaced by Leonard Black. Mr. Burnett continues to serve as a director and, as of October 15, 1999, also serves as our secretary.

     As of the most recently completed financial year ended on February 28, 2001, Mr. Black, our president, and Mr. Weingarten, our former chief executive officer and current chairman of the board, are our only current Named Executive Officers. Mr. Burnett, our past president, is also a Named Executive Officer since he served during the financial year in question.

     Other than as set forth in the tables below, no Executive Officer or Named Executive Officer was paid or earned compensation from us for performing his or her duties during the fiscal years ended February 28(29), 1999, 2000 and 2001.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG TERM COMPENSATION AWARDS
                                              ANNUAL COMPENSATION        -----------------------------------
                                          ----------------------------                  RESTRICTED               ALL
NAME AND                        FISCAL                          OTHER     SECURITIES     SHARES OR              OTHER
PRINCIPAL                        YEAR                          COMPEN-      UNDER       RESTRICTED     LTIP    COMPEN-
POSITION                       ENDED(1)    SALARY      BONUS   SATION    OPTIONS/SARS   SHARE UNITS   PAYOUT   SATION
---------                      --------   --------     -----   -------   ------------   -----------   ------   -------
                                                         $                                              $
                                                       -----                                          ------
Michael S. Weingarten,.......    2001     $168,000      Nil      Nil(9)        Nil          Nil        Nil       Nil
  Former                         2000       70,000(8)   Nil      Nil(9)    500,000          Nil        Nil       Nil
  CEO(2)                         1999          N/A      N/A      N/A           N/A          N/A        N/A       N/A
Guy P. Jarvis,...............    2001     $ 85,000(11)  Nil      Nil       500,000          Nil        Nil       Nil
  CEO(3)
Leonard S. Black,............    2001     $168,000      Nil      Nil           Nil          Nil        Nil       Nil
  President(4)                   2000     $ 70,000(8)   Nil      Nil        50,000          Nil        Nil       Nil
                                 1999          N/A      N/A      N/A           N/A          N/A        N/A       N/A
Greg C. Burnett,.............    2001          Nil      Nil      Nil(7)        Nil          Nil        Nil       Nil
  Former                         2000          Nil      Nil      Nil(7)     50,000          Nil        Nil       Nil
  President(5)                   1999          Nil      Nil      Nil           Nil          Nil        Nil       Nil
Tomas Carlos
  Gonzales-Anleo,............    2001     $165,000      Nil      Nil           Nil          Nil        Nil       Nil
  COO(6)                         2000     $ 69,000(10)  Nil      Nil       100,000          Nil        Nil       Nil
                                 1999          N/A      N/A      N/A           N/A          N/A        N/A       N/A

---------------

 (1) Fiscal year ended February 28(29), 1999, 2000 and 2001.
 (2) Mr. Weingarten served as our chief executive officer from October 15, 1999 to July 19, 2000.
 (3) Mr. Jarvis has been chief executive officer since July 19, 2000.
 (4) Mr. Black has been president since October 15, 1999.
 (5) Mr. Burnett acted as president from May 4, 1998 to October 15, 1999. Mr. Burnett has been our secretary since October 15, 1999.
 (6) Mr. Gonzales was appointed chief financial officer on October 15, 1999.
 (7) Mr. Burnett receives a management fee of $2,500 per month.
 (8) Salary is from October 1999 to February 29, 2000, which is $14,000 per month.
 (9) Mr. Weingarten receives $950 per month as automobile benefits.
(10) Salary is from October 1999 to February 29, 2000, which is $13,800 per month.
(11) Salary is from September 2000 to February 29, 2001, which is $14,166.88 per month.

     There were no bonus or profit sharing plans in place for any director, Executive Officer or Named Executive Officer during the fiscal year ended February 28, 2001.

  Stock Option Information

                 OPTION/SAR GRANTS DURING THE FISCAL YEAR ENDED
                               FEBRUARY 28, 2001

                                                                             MARKET VALUE OF
                                                                               SECURITIES
                                               % OF TOTAL       EXERCISE       UNDERLYING
                               SECURITIES     OPTIONS/SARS         OR         OPTIONS/SARS
                                 UNDER         GRANTED TO         BASE       ON THE DATE OF
                              OPTIONS/SARS    EMPLOYEES IN       PRICE            GRANT          EXPIRATION
NAME                           GRANTED(#)    FINANCIAL YEAR   ($/SECURITY)    ($/SECURITY)          DATE
----                          ------------   --------------   ------------   ---------------   --------------
Guy Jarvis, CEO.............    500,000           20.9%          $3.90            $3.90        August 3, 2005

     During the fiscal year ended February 28, 2001, no options were exercised by any Executive Officer or Named Executive Officer, no options held by any Executive Officer or Named Executive Officer were repriced downward, and no defined accruing pension or retirement benefit plans were in place for any Executive Officer or Named Executive Officer.

  2000 Stock Option Plan

     We received approval of our 2000 Stock Option Plan, effective June 16, 2000, from the Canadian Venture Exchange on July 24, 2000 and our shareholders at the Annual General Meeting held on August 11, 2000. On August 7, 2001, the 2000 Stock Option Plan was amended to increase the number of Common Shares authorized for issuance pursuant to the plan from 3,400,000 shares to 3,788,300 shares. Accordingly, the 2000 Stock Option Plan provides for the grant of options to key employees, consultants, directors and officers to purchase up to an aggregate of 3,788,300 Common Shares. The terms of the 2000 Stock Option Plan are as follows:

     - The plan shall be administered by the Executive Committee of directors appointed from time to time by our board of directors, or, if no Executive Committee is appointed, by our president; in either case subject to approval by the board of directors pursuant to rules of procedure fixed by the board of directors.

     - The number of shares reserved for issuance to any one person pursuant to options shall not exceed the maximum number of shares permitted under the rules of any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction, which is presently 5% of our issued and outstanding share capital.

     - The administrator of the plan may determine the time during which any options may vest and the method of vesting or that no vesting restriction shall exist.

     - The exercise price of an option shall not be lower than the price permitted by any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction.

     - The options shall be for such periods as the administrator may determine, subject to any limits imposed by any stock exchange on which our shares are listed.

     - Unless otherwise determined by the administrator, an option will terminate 30 days after an optionee ceases to be a director, officer or full-time employee or consultant.

     - In the event of the death of an optionee, the option will only be exercisable within 12 months of such death but in any event no longer than ten years from the date of grant.

     - The options shall be non-transferrable.

  Grants of Stock Options Pursuant to the 2000 Stock Option Plan

     On August 3, 2000, we granted, subject to shareholder approval which was later obtained, stock options to certain key employees for the right to purchase an aggregate of 750,000 Common Shares, exercisable for five years at a price of $3.90 per share.

     On August 18, 2000, we granted stock options to one director to purchase 20,000 Common Shares, exercisable for five years at a price of $3.90 per share.

     On August 18, 2000, we granted stock options to five key employees, officers and directors of our subsidiaries to purchase an aggregate of 1,185,000 Common Shares, exercisable for five years at a price of $3.75 per share. On the same day, we also granted stock options to 21 key employees of a subsidiary to purchase an aggregate of 72,600 Common Shares, exercisable for five years at a price of $3.75 per share.

     On October 27, 2000, we granted options to certain employees of our subsidiaries to purchase an aggregate of 90,000 Common Shares, exercisable for five years at a price of $3.75 per share, which options were canceled and regranted, effective November 20, 2000, to four key employees, officers and directors of our subsidiaries. Such cancelation and reissuance of these options to purchase 90,000 Common Shares did not occur until after the fiscal year ended February 28, 2001.

     A total of 3,788,300 Common Shares have been authorized for issuance under the terms of the 2000 Stock Option Plan, as amended. As of the date of this annual report, options to purchase an aggregate of 2,117,600 Common Shares have been granted, and options to purchase an aggregate of 1,670,700 Common Shares remain ungranted and reserved for issuance under the 2000 Stock Option Plan.

  Grants of Stock Options Outside of the 2000 Stock Option Plan

     On October 14, 1999, as part of the reverse acquisition of 1058199 Ontario Inc. by Balmoral Capital Corp., we granted options to purchase an aggregate of 233,333 Common Shares, exercisable for ten years at a price of $0.30 per share.

     On October 14, 1999, we granted options to ten officers and directors to purchase an aggregate of 900,000 Common Shares, exercisable for ten years at a price of $1.00 per share.

     On October 26, 1999, we granted options to Michael Weingarten, our Chairman of the Board, to purchase 100,000 Common Shares, exercisable for ten years at a price of $2.07 per share.

     On November 16, 1999, January 12, 2000, March 1, 2000 and March 15, 2000, we granted options to various employees and consultants to purchase an aggregate of 260,000 Common Shares, all exercisable for five years at prices ranging from $2.18 per share to $3.53 per share.

     On March 1, 2000, we granted options to various employees and consultants to purchase an aggregate of 150,000 Common Shares, exercisable for five years at a price of $3.53 per share.

     On March 15, 2000, we granted options to various employees and consultants to purchase an aggregate of 40,000 Common Shares, exercisable for five years at a price of $3.53 per share.

     Accordingly, as of the end of fiscal 2001, we have granted options to purchase an aggregate of 1,493,333 Common Shares outside of out 2000 Stock Option Plan. Altogether, as of the date of this annual report, we have outstanding options to purchase a total of 3,610,000 Common Shares, 2,117,600 of which have been granted pursuant to our 2000 Stock Option Plan, and 1,493,333 of which have been granted outside of our 2000 Stock Option Plan.

C. BOARD PRACTICES

     Our directors listed under Item 6.A were elected at the Annual General Meeting held on August 5, 2001 and will hold office until the next Annual General Meeting or until their respective successors are appointed. Our chief executive officer, Guy P. Jarvis, chief operating officer, Tomas Carlos Gonzales-Anleo, and chief financial officer, Ricardo Jose Alvarez San Pedro, all serve at the pleasure of our board.

     There are no service contracts between us and any of our directors providing for benefits upon termination of service.

     The sole members of our audit committee are Michael Weingarten, Frederick McLean and Donald Lyons. We do not have a remuneration committee. The function of the audit committee is to review and approve the scope of the audit procedures employed by our independent auditors, to review the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting, and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to our board of directors with respect to such matters and recommends the selection of independent auditors. The audit committee met once during the year ended February 28, 2001.

D. EMPLOYEES

     The following table sets forth the number of employees in our different business groups/divisions at the end of fiscal years 1999, 2000 and 2001:

                                                                             NUMBER OF    NUMBER OF      NUMBER OF
                                                                             EMPLOYEES   EMPLOYEES IN   EMPLOYEES IN
                                       NUMBER OF                              IN OUR         OUR            OUR
                         TOTAL     EMPLOYEES IN OUR    NUMBER OF EMPLOYEES   WIRELESS     INTEGRATED      COMPUTER
YEAR                   NUMBER OF       CONSUMER          IN OUR BUSINESS     PRODUCTS    APPLICATIONS     PRODUCTS
ENDED                  EMPLOYEES   ELECTRONICS GROUP    SUPPLIES DIVISION    DIVISION      DIVISION       DIVISION
-----                  ---------   -----------------   -------------------   ---------   ------------   ------------
2001.................     177*            36                   32               19            36             54
2000.................      62             43                   15                0             0              0
1999.................      53             36                   14                0             0              0

---------------

* The significant changes in the number of employees resulted from our acquisition of YAM, Desig and MAX.

     The following table sets forth the number of employees in the different geographic regions in which we operate at the end of fiscal year 1999, 2000 and 2001:

                         TOTAL                         NUMBER OF EMPLOYEES                         NUMBER OF EMPLOYEES IN
                       NUMBER OF       NUMBER OF         IN OTHER LATIN      NUMBER OF EMPLOYEES      OTHER GEOGRAPHIC
PERIOD                 EMPLOYEES   EMPLOYEES IN CUBA    AMERICA COUNTRIES     IN NORTH AMERICA            REGIONS
------                 ---------   -----------------   -------------------   -------------------   ----------------------
2001.................     177             26                   10                    141                     0
2000.................      62             26                   10                     25                     1
1999.................      53             20                    9                     23                     1

     There is no relationship between our management and any labor unions. We do not employ a significant number of temporary employees.

E. SHARE OWNERSHIP

     The following table sets forth the number of Common Shares held by each person listed under Item 6.A. as of August 31, 2001:

                         APPROXIMATE
                          NUMBER OF        PERCENTAGE OF
                        COMMON SHARES      TOTAL ISSUED               OPTION EXERCISE
                       HELD DIRECTLY OR   AND OUTSTANDING   OPTIONS        PRICE            OPTION
NAME AND OFFICE HELD      INDIRECTLY       COMMON SHARES    GRANTED    ($/SECURITY)     EXPIRATION DATE
--------------------   ----------------   ---------------   -------   ---------------   ---------------
Gregory Burnett......       555,500             3.22%        50,000    $ 1.00/50,000      10/14/2009
Michael Weingarten...     3,774,000            21.85%       500,000    $2.07/100,000      10/26/2009
                                                                       $1.00/400,000      10/14/2009
Frederick McLean.....       192,168             1.11%        50,000    $ 1.00/50,000      10/14/2009
Donald Lyons.........        22,500             0.13%        50,000    $ 1.00/50,000      10/14/2009
Leonard Black........     1,560,000             9.03%        50,000    $ 1.00/50,000      10/14/2009
Victor Noce..........     1,500,000             8.68%        20,000    $ 3.90/20,000      08/18/2005
Guy Jarvis...........         8,900             0.05%       500,000    $3.90/500,000      08/03/2005
Tomas Carlos
  Gonzales-Anleo.....           Nil             0.00%       100,000    $1.00/100,000      10/14/2009
Ricardo Jose Alvarez
  San Pedro..........           Nil             0.00%        25,000    $ 1.00/25,000      10/14/2009

---------------

* Less than 1%.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The following table sets forth the names of each shareholder who holds beneficially 5% or more of Common Shares as of August 31, 2001:

                                                              NO. OF COMMON
                                                           SHARES BENEFICIALLY   PERCENTAGE OF
                   NAME OF SHAREHOLDER                            OWNED            OWNERSHIP
                   -------------------                     -------------------   -------------
Michael Weingarten.......................................      4,274,000(1)         24.0%
Delia Rico...............................................      2,132,933(2)         12.3%
Leonard S. Black.........................................      1,610,000(3)          9.3%
Victor Noce..............................................      1,750,000(4)         10.0%
Robert Marcoux...........................................      1,750,000(5)         10.0%
Yossi Vanon..............................................      1,286,176(6)          7.4%

---------------

(1) Includes 500,000 Common Shares issuable upon exercise of immediately exercisable options.

(2) Includes 100,000 Common Shares issuable upon exercise of immediately exercisable options.

(3) Includes 50,000 Common Shares issuable upon exercise of immediately exercisable options.

(4) Includes 250,000 Common Shares issuable upon exercise of immediately exercisable options.

(5) Includes 250,000 Common Shares issuable upon exercise of immediately exercisable options.

(6) Includes 225,000 Common Shares issuable upon exercise of immediately exercisable options.

     As of the date of this annual report, there are 14 shareholders of record resident in Canada, including the Canadian Depository Service acting on behalf of Canadian brokerage firms, who hold an aggregate of 15,418,284 Common Shares (89.3%), and six shareholders of record resident in the United States and its territories who hold an aggregate of 1,854,750 Common Shares (10.7%).

     To the knowledge of our officers or directors, we are not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person or persons, severally or jointly.

     There are no arrangements known to us which may, at a subsequent date, result in a change in control.

  Significant Changes in Shareholding; Voting Rights of Majority Shareholders

     A significant change occurred in the percentage ownership held by our major shareholders as a result of our consolidation of Common Shares on the basis of one post-consolidation share for each pre-consolidation share and our acquisition of 100% of issued and outstanding shares of BSRU on October 15, 1999. The following table sets forth the shareholdings of those persons who beneficially owned or exercised control over more than 10% of the issued and outstanding Common Shares immediately prior to the reverse acquisition and after the completion of the reverse acquisition:

                                          NUMBER AND PERCENTAGE OF       NUMBER AND PERCENTAGE
                                            COMMON SHARES OWNED         OF COMMON SHARES OWNED
                                           PRIOR TO CONSOLIDATION      AFTER THE CONSOLIDATION,
                                              AND THE REVERSE         THE REVERSE ACQUISITION AND
          NAME OF SHAREHOLDER                   ACQUISITION                 ESCROW TRANSFER
          -------------------             ------------------------    ---------------------------
Gregory C. Burnett......................  668,000(16.3%)              150,300(1.2%)
Terry M. Amisano........................  666,000(16.2%)              149,850(1.2%)
Kevin R. Hanson.........................  666,000(16.2%)              149,850(1.2%)
Alan G. Crawford........................  2,000,000(50%)              450,000(3.6%)
Michael S. Weingarten...................          Nil                 3,740,000(29.0%)
Leonard S. Black........................          Nil                 1,560,000(12.0%)
Delia Rico..............................          Nil                 2,153,333(17.0%)

     The voting rights of our major shareholders do not differ from the voting rights of holders of the Common Shares who are not major shareholders.

B. RELATED PARTY TRANSACTIONS

     Except as set forth below, none of the following persons had or is to have any material interest, direct or indirect, in any transaction or loan during our last three fiscal years, or during the period between March 1, 2001 and the date of this annual report, or any presently proposed transaction to which we, or any of our subsidiaries, was or is to be a party:

     - an enterprise that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with us;

     - associates, an unconsolidated enterprise in which we have a significant influence or which has a significant influence over us;

     - individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, such as 10% shareholders, and close members of such individuals' families;

     - key management personnel having authority and responsibility for planning, directing and controlling our activities, including our directors and senior management and close members of such individuals' families; and

     - an enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in the 3rd or 4th bullet points above or over which such a person is able to exercise significant influence.

     On October 14, 1999, Michael Weingarten acquired 3,640,000 Common Shares pursuant to the acceptance of the reverse acquisition with BSRU. In conjunction with the closing of the reverse acquisition, Mr. Weingarten also acquired 100,000 escrowed Common Shares.

     On October 14, 1999, Delia Rico acquired 1,820,000 Common Shares pursuant to the acceptance of the reverse acquisition. In conjunction with the closing of the reverse acquisition, Ms. Rico also acquired 333,333 escrowed Common Shares.

     On October 14, 1999, Leonard Black acquired 1,540,000 Common Shares pursuant to the acceptance of the reverse acquisition. Mr. Black also acquired 20,000 Common Shares in February 2001.

     During the quarter ended November 30, 1999, we paid Gregory Burnett the sum of $13,800 in respect of consulting fees and administrative expenses and Leonard Black the sum of $78,000 in respect of management fees and benefits.

     In December of 1999, Michael Weingarten provided a $500,000 non-interest bearing loan, repayable on demand any time on or after 30 days from advancement of funds. In consideration for the loan, we agreed to pay Mr. Weingarten a fee of $10,000 and issue 50,000 Common Share Purchase Warrants having a term of one year, and entitling the holder to purchase 50,000 Common Shares at $2.21 per share. The loan was applied to bridge a working capital shortfall related to advance payments on component orders.

     During the period from October 1999 to February 2000, we paid Gregory Burnett the sum of $15,000 in respect of consulting fees, Leonard Black the sum of $70,000 in respect of management fees, and Michael Weingarten the sum of $70,000 in respect of management fees. In addition, subsidiary companies paid directors of those companies fees totaling $27,500 during October 1999 to February 2000.

     Outstanding advances from Michael Weingarten, a principal shareholder and director, and a company under common control with Mr. Weingarten totaled $475,630 at February 28, 2001, compared to $298,951 and $509,341 owed to such parties at February 29, 2000 and February 28,1999, respectively. Mr. Weingarten also personally guaranteed $300,000 of our term loan, which was at $159,079 as of February 28, 2001.

     We carried $131,000 in accounts receivable at year end due from private companies under common control arising from sales made in the normal course of operations and accounted for at normal trade terms.

     During the period from March 2000 to May 2000, we made aggregate expenditures of $129,260 to parties not at arm's length. We paid Gregory Burnett $7,500 in consulting fees. We also paid Leonard Black and Michael Weingarten management fees of $42,500 each. In addition, subsidiary companies paid directors of those companies fees totaling $36,760 during the three months ended May 31, 2000.

     Victor Noce, a significant shareholder, beneficially owns Complexe Pitfield Inc., the lessor of the property in Montreal, Quebec disclosed in Items 4.D. and 10.C.

     In May 2000, we received a bridge loan in the amount of $2.5 million from Frederick McLean, one of our directors. The loan formed a part of the $6.5 million in bridge loans due April 2002 discussed in "-- Liquidity and Capital Resources" and carried the same terms as all other investors in the syndicate.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See pages F-1 through F-86.

B. SIGNIFICANT CHANGES

     Effective April 1, 2000, we acquired a 100% interest in YAM International Communications Inc., a Florida based cellular/wireless communication company in operation since 1994. We issued 1.247 million Common Shares from treasury, at a fair value of $3.75 per share, and U.S. $3.3 million in cash as consideration for 100% of the issued and outstanding shares of YAM, to its two owners Yossi Vanon and Shani Sasson.

     Effective May 1, 2000, we acquired a 100% interest in La Societe Desig Inc., a Montreal based software developer and information technology company operating in the hospitality sector since 1984. We issued a total of 3.1 million Common Shares from treasury at a fair value of $3.75 per share in consideration for 100%
of the issued and outstanding shares of Desig to its owners Victor Noce, Robert Marcoux, Bertram Bolduc and certain members of their families.

     Effective December 1, 2000 (under Canadian GAAP), we acquired 100% of MAX Systems Group Inc., which was founded in 1996. Based in Calgary, Canada, MAX is a provider of notebook computers, computer components and MIS solutions throughout Canada and the United States. We acquired MAX for a purchase price equal to 2.5 times MAX's audited earnings before income taxes for the 12 months ending February 28, 2002, plus the unaudited earnings before income taxes for the three months ending May 31, 2002. We agreed to pay the purchase price to complete the acquisition in cash and Common Shares. Specifically, we will pay $750,000 in cash, with the balance to be paid in Common Shares at $4.25 per share, which per share amount represents the trading price of a Common Share on December 1, 2000. In no event shall the total purchase price be less than $1,750,000 or more than $2,750,000. The $750,000 cash portion of the purchase price is evidenced by an interest free promissory note, which is payable no earlier than June 15, 2002 and no later than August 15, 2002. The stock component of the purchase price is comprised of (i) 235,294 Common Shares which have already been issued, representing payment of the $1,000,000 balance of the purchase price if the minimum purchase price of $1,750,000 is paid, and (ii) 235,294 Common Shares which have been placed in escrow, representing the additional $1,000,000 to be paid on the purchase price if the maximum purchase price of $2,750,000 is paid. In addition to the purchase price, approximately $700,000 in loans made to MAX by its former shareholders are to be repaid by November 1, 2002.

     As security for the payment of the balance of the purchase price, we pledged the shares of MAX to the sellers. Although the effective date of this transaction is December 1, 2000 under Canadian GAAP, because certain terms of the legal agreement were not formally finalized until September 4, 2001, the effective date under U.S. GAAP is September 4, 2001, as more fully explained in note 22(y) to our consolidated financial statements.

     Effective July 1, 2001, we acquired a 100% interest in Mississauga, Ontario-based Tri-Vu Interactive Corporation. Tri-Vu develops, implements and services customized interactive entertainment and information television-based content and Internet services to the global four/five star hospitality industry. We agreed to purchase Tri-Vu for a purchase price equal to 4.5 times Tri-Vu's net income for the 12 months ending May 31, 2002. The entire purchase price shall be paid in our Common Shares, at $3.74 per share, on or before August 31, 2002.

     However, if Tri-Vu does not have a minimum net profit of CDN $292,000 for the period ending May 31, 2002, then we may terminate the acquisition agreement and unwind the transaction. If Tri-Vu's pre-tax profit for the twelve month period ending May 31, 2002 is less than the minimum pre-tax requirement, Tri-Vu is afforded a three month extension in which to achieve the forecast and, if the minimum threshold is not met during the entire 15 month period, then we may elect to put the Tri-Vu shares back to the sellers, in which case all the Common Shares held in escrow shall be surrendered to us for cancellation. If we elect to consummate the transaction notwithstanding the fact that the minimum pre-tax profit forecast target had not been met, we would multiply the actual pre-tax profit by 4.5 and settle the transaction.

ITEM 9.  THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

  Price History

     We first filed an initial public offering with the Alberta Securities Commission in September of 1998 and our Common Shares were listed for trading on the Alberta Stock Exchange as a junior capital pool company on November 11, 1998, under the symbol "BAL." On June 7, 1999, trading of our Common Shares on the Alberta Stock Exchange was halted because our reverse acquisition of 100% of BSRU was determined to be a "foreign transaction" and not a "major transaction." We subsequently elected to delist our Common Shares from the Alberta Stock Exchange and applied to the Vancouver Stock Exchange for listing of our Common Shares. On October 15, 1999, the effective date of our revised acquisition of BSRU and 3 for 1 share consolidation, our Common Shares commenced trading on the Vancouver Stock Exchange as an advanced company under the trading symbol of "CCZ." The last closing price of Common Shares on the Alberta Stock Exchange was $0.64 per share (or $1.92 per share after the 3:1 share consolidation).

     The average daily trading volume and the high and low market prices for our Common Shares on the Canadian Venture Exchange (formed by the merger of the Alberta Stock Exchange and the Vancouver Stock Exchange) (the "CDNX") for each fiscal quarter period from its initial listing on October 15, 1999, were as follows:

                        PRICE HISTORY FOR "CCZ" ON CDNX

                                                                         AVERAGE DAILY
FISCAL QUARTER ENDED/PERIOD                          HIGH        LOW     TRADING VOLUME
---------------------------                          -----      -----    --------------
October 15, 1999 to November 30, 1999..............  $2.42(1)   $1.95        12,233
February 29, 2000..................................  $3.81      $2.03        11,857
May 31, 2000.......................................  $6.00      $3.25        17,716
August 31, 2000....................................  $4.88      $3.80        12,321
November 30, 2000..................................  $4.80      $3.85        11,911
February 28, 2001..................................  $4.30      $4.20         6,888
May 31, 2001.......................................  $5.00      $3.80        12,816
August 31, 2001....................................  $5.25      $4.40         9,714

---------------

(1) Prior to the completion of our reverse acquisition to acquire 100% of issued and outstanding securities of 1058199 Ontario Inc., we effected a consolidation of our Common Shares on the basis of three pre-consolidated Common Shares for each post-consolidated Common Share.

     The average daily trading volume and the high and low market prices for each of the most recent six months (March 2001 through August 2001) on the CDNX were as follows:

                                                                         AVERAGE DAILY
MONTH ENDED                                          HIGH        LOW     TRADING VOLUME
-----------                                          -----      -----    --------------
March 31, 2001.....................................  $4.24      $4.00         7,992
April 30, 2001.....................................  $4.15      $3.80        18,366
May 31, 2001.......................................  $5.00      $4.10        12,593
June 30, 2001......................................  $5.25      $4.75        16,549
July 31, 2001......................................  $4.95      $4.70         3,495
August 31, 2001....................................  $4.85      $4.40         9,125

     There is no established trading market in the United States for our Common Shares.

  Type and Class of Securities

     Our Common Shares, without par value, are being registered under the Securities Exchange Act of 1934, as amended, pursuant to a registration statement on Form 20-F, effective May 16, 2001. We are authorized to issue an unlimited number of Common Shares and intend to apply for listing of our Common Shares on the American Stock Exchange under the symbol "CCCZ."

  Transfer and Transferability

     There are no restrictions on the transferability of our Common Shares. The transfer of our Common Shares is managed by our transfer agent, CIBC Mellon Trust Company, 1066 Hastings Street, Vancouver, British Columbia V6C 3K9 (Telephone: (604) 688-4330; Facsimile: (604) 688-4301).

B. PLAN OF DISTRIBUTION

     Not Applicable.

C. MARKETS

     Our Common Shares trade on the Canadian Venture Exchange under the symbol of "CCZ" and the CUSIP number is 20162E 101. Our Common Shares also trade on the Frankfurt Stock Exchange under the symbol of "CJ9" and the WKN number is 929222. Trading in our Common Shares was halted on March 29, 2000 in accordance with the policies of the CDNX pending clarification as to whether our proposed acquisition of Desig and YAM constituted a "change of business" as defined under the policies of the CDNX. Trading in our Common Shares resumed March 31, 2000 upon the CDNX's satisfaction that such acquisitions did not constitute a change of business. Trading in our Common Shares was again halted on June 7, 2000 in accordance with the policies of the CDNX pending our announcement on the closing of the acquisition of Desig. Trading resumed later on June 7, 2000 following dissemination of a news release detailing the closing.

D. SELLING SHAREHOLDERS

     Not Applicable.

E. DILUTION

     Not Applicable.

F. EXPENSES OF THE ISSUE

     Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

A. SHARE CAPITAL

     Not Applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Incorporated by reference in its entirety to our registration statement on Form 20-F, effective May 16, 2001.

C. MATERIAL CONTRACTS

     The following are the material contracts which we, or our subsidiaries, have entered into during the two years preceding the date hereof:

     - Memorandum of Agreement, dated July 31, 2000, among MFI Export Finance Inc., Commercial Consolidators Corp., Business Supplies Are Us Inc., ACC Corp. and Mirage Trading Corp., for a revolving credit facility of US $3.3 million to assist with financing of accounts receivable.

     - General Security Agreement, dated July 31, 2000, in favor of MFI Export Finance Inc.

     - Agreement between ACC Corp. (i.e. Mirage) and Uimtex/Tecnotex, dated April, 1999, regarding building and sale of television assembly plant to be operated by S.J. Electronica.

     - Agreement and Plan of Merger between Commercial Consolidators Corp. and CCC Acquisition Inc., a Florida company, and YAM International Communications Inc., dated March 28, 2000, to acquire 100% of Yam International Communications Inc.

     - Employment contracts, dated July 31, 2000, with Messrs. Vanon and Sasson whereby we will pay them a total of U.S. $250,000 per year in fees and issue an aggregate of 450,000 stock options (with 150,000 vesting per year) at $3.75 per share, subject to YAM attaining mutually agreed upon financial performance targets.

     - Share Purchase Agreement between Commercial Consolidators Corp., La Societe Desig Inc., Groupe de Gestion Marcoux Inc., and Gestion Clauvic Inc. et al, to acquire a 100% interest in La Societe Desig Inc., dated June 17, 2000.

     - Employment contracts, dated July 5, 2000, with Messrs. Noce, Marcoux, Bolduc and other key employees.

     - Bridge Loan With Warrants Agreement between Forum Interamerican Corp., a Panamanian company, and Mirage Impex Inc. (name was subsequently changed to Commercial Consolidators Corp., a Panamanian company) and Commercial Consolidators Corp., dated September 7, 2000, for $2.2 million (U.S. $1.4 million) with term of up to six months, bearing interest at 20% per annum, with 33,333 warrants attached. This loan was amended on March 13, 2001, which amendment extended the term of the loan for an additional twelve months, pursuant to which am additional 33,333 warrants were issued. The loan is secured by a General Security Agreement dated September 7, 2000.

     - Bridge Loan With Warrants Agreement between Trident Plus Inc., a company incorporated under the laws of Belize, Commercial Consolidators Corp.(Panama), and Commercial Consolidators Corp., dated December 15, 2000, for $1.5 million (U.S. $975,000) with a term of up to one year bearing interest at 20% per annum, with 50,000 warrants attached. The loan is secured by a General Security Agreement dated December 15, 2000. This loan was retired on May 1, 2001 and the warrants have expired.

     - Bridge Loan With Warrants Agreement between Dr. Abraham Gotman and Commercial Consolidators Corp., dated May 1, 2000, for $1.54 million (U.S. $1.0 million), bearing interest at 20% per annum, with 50,000 warrants attached. The loan was retired on January 15, 2001 and the warrants have expired. The loan was secured by a General Security Agreement dated October 2, 2000.

     - Bridge Loan With Warrants Agreement between Dr. Abraham Gotman and Commercial Consolidators Corp., dated March 20, 2001, for $1.54 million (U.S. $1.0 million), bearing interest at 20% per annum, with 50,000 warrants attached. The loan was secured by a General Security Agreement dated October 2, 2000.

     - Bridge Loan With Warrants Agreement between Dr. Abraham Gotman and Commercial Consolidators Corp., dated April 5, 2001, for $1.54 million (U.S. $1.0 million), bearing interest at 20% per annum, with 50,000 warrants attached. The loan was secured by a General Security Agreement dated October 2, 2000.

     - Bridge Loan With Warrants Agreement between Grupo Carrera SA, Commercial Consolidators Corp. (Panama), and Commercial Consolidators Corp., dated September 20, 2000, for $1.5 million (U.S. $975,000) with a term of up to one year, bearing interest at 20% per annum, with 50,000 warrants attached. The loan is secured by a General Security Agreement dated September 20, 2000. This loan was retired on December 20, 2000.

     - Bridge Loan With Warrants Agreement between 1220356 Ontario Limited and Commercial Consolidators Corp., dated January 15, 2001, for $1.64 million (U.S. $1.0 million) with a term of up to one year, bearing interest at 20% per annum, with 50,000 warrants attached. The loan is secured by a General Security Agreement dated January 15, 2001.

     - Bridge Loan With Warrants Agreement between Frederick McLean, a Director, and Commercial Consolidators Corp., dated May 15, 2000, for $2.5 million (U.S. $1.6 million) with a term of up to one year, bearing interest at 20% per annum, with 83,334 warrants attached. The loan is secured by a General Security Agreement dated May 15, 2000. This loan was amended on April 27, 2001, which amendment extended the maturity date to May 15, 2002.

     - Bridge Loan With Warrants Agreement between JCI Timely Services Inc., and Commercial Consolidators Corp., dated May 15, 2000, for $1.54 million (U.S. $1.0 million) with a term of up to one year, bearing interest at 20% per annum, with 50,000 warrants attached. The loan is secured by a

       General Security Agreement dated May 15, 2000. This loan was amended on April 27, 2001, which amendment extended the maturity date to May 15, 2002.

     - Bridge Loan With Warrants Agreement between Dunross Capital Ltd., a Hong Kong company, and Commercial Consolidators Corp., dated April 20, 2001, for $1.7 million (U.S. $1.1 million) with a term of up to one year, bearing interest at 20% per annum, with 55,000 warrants attached. The loan is secured by a General Security Agreement dated April 20, 2001.

     - Lease Agreement with The Great West Life Assurance Company, dated August 1, 1999, for the premises at 5255 Yonge Street, Toronto, Ontario, Canada for approximately 4477 square feet, for a five year term, for minimum annual rentals of $55,515 for years one and two and $67,155 for years three to five, plus taxes, maintenance fees and insurance.

     - Lease Agreement between Jolex Holdings Ltd. (landlord) and Business Supplies Are Us Inc. (tenant) and Commercial Consolidators Corp. (indemnifier) for the premises at 39 Rivaldi Road, Toronto, Ontario, Canada, dated January 15, 2001, for approximately 19,306 square feet, for a five year term, for minimum annual rentals of $106,183 for years one to three and $115,836 for years four and five, plus taxes, maintenance fees and insurance.

     - Lease Agreement between O&B Properties, Inc. and Yam International Communications, Inc., dated May 26, 2000, for the premises at 3061 N.W. 107th Avenue, Miami, Florida, for approximately 8186 square feet, for a three year term with a three year renewal term, for $59,349 in year one, $61,722 in year two and $64,191 in year three, plus taxes, maintenance and insurance.

     - Lease Agreement between Complexe Pitfield Inc. and La Societe Desig Inc., dated October 1, 1999, for the premises at 9300 Henri Bourassa Ouest, Suite 280, Ville St-Laurent, Quebec, for approximately 4,998 square feet, for a five year term, for $37,481 per annum plus $1.38 per square foot per month for operating expenses including insurance, maintenance and taxes.

     - Lease Agreement between Parkway Properties LP, a Delaware limited partnership, and Central Point Technologies, Inc., for the premises at 700 West Hillsboro Blvd., Deerfield Beech, Florida, for approximately 1,546 square feet, for a five year term, for annual rent of $17,007 in year one, $17,686 in year two, $18,397 in year three, $19,124 in year four, $19,897 in year five, plus taxes, maintenance and insurance.

     - Share Purchase Agreement between Commercial Consolidators Corp. and Max Systems Group Inc., dated November 28, 2000, to purchase all of the capital of Max Systems Group Inc. and its U.S. subsidiary, Max USA Inc. The Share Purchase Agreement was amended pursuant to that certain Amending Agreement dated June 18, 2001, and that certain Amending Agreement No. 2, dated for reference September 4, 2001.

     - Employment Contract, dated December 28, 2000, with Mr. Joe Franklin whereby we will pay Mr. Franklin $150,000 per year.

     - Employment Contract, dated August 1, 2000, with Mr. Guy Jarvis whereby we will pay Mr. Jarvis $170,000 per year for a term of three years plus 500,000 stock options.

     - Employment Contract, dated February 19, 2001, with Mr. Peter Cook whereby we will pay Mr. Cook $135,000 per year for a term of three years plus 250,000 stock options.

     - Loan Agreement between Congress Financial Corporation (Canada) and Max Systems Group Inc., dated January 31, 2001, for a revolving credit facility of $5.0 million (U.S. $3.2 million).

     - Loan Agreement between the Business Development Bank of Canada and Commercial Consolidators Corp., dated October 7, 1999, for $600,000 (of which $300,000 has been received to date), bears interest at 13% per annum, and is repayable in monthly instalments of $8,350 plus a royalty of 0.0306% of the gross revenues of Commercial Consolidators Corp. for each year the loan is outstanding.

     - Share Purchase Agreement between Commercial Consolidators Corp. and Tri-Vu Interactive Corporation, dated February 20, 2001, to purchase all of the capital of Tri-Vu Interactive Corporation.

D. EXCHANGE CONTROLS

     There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our Common Shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E. TAXATION

     Incorporated by reference in its entirety to our registration statement on Form 20-F, effective May 16, 2001.

F. DIVIDENDS AND PAYING AGENTS

     Not Applicable.

G. STATEMENTS BY EXPERTS

     Not Applicable.

H. DOCUMENTS ON DISPLAY

     The documents concerning us may be viewed at the offices of our corporate solicitor, Clark Wilson, at Suite 800 -- 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, during normal business hours.

I. SUBSIDIARY INFORMATION

     Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our reporting currency is the Canadian dollar. We are exposed to foreign exchange risk on our net U.S. dollar asset position, which was approximately $7.2 million (U.S. $4.7 million) at February 28, 2001. The main exposure in this regard is the Canadian dollar strengthening against the U.S. dollar, which would cause our net U.S. position to "decline" after translation to the Canadian dollar.

     Significant exposure arises from the fact that we purchase a large volume of goods in Canadian dollars (approximately CDN $15.8 million and U.S. $10.0 million for the year ended February 28, 2001) that are sold to customers in U.S. dollar denominated sales. As the related accounts payable are in Canadian dollars and related accounts receivable are in U.S. dollars, any significant appreciation in the Canadian dollar will cause a translation loss on the U.S. dollar receivables without any offsetting translation gain that would arise had the accounts payable been denominated in U.S. dollars. Therefore, the full accounts receivable balance on U.S. sales arising from purchases in Canadian dollars is subject to foreign currency fluctuations. We have not hedged against this risk and any gains or losses are recorded in income for the year.

     Our net U.S. asset position is presented in note 3 to our consolidated financial statements beginning on page F-10 of this annual report, and is summarized as follows (in Canadian dollars):

Cash.......................................................  $    400,000
Accounts receivable........................................    15,600,000
Prepayments................................................     1,800,000
                                                             ------------
Cash and current assets....................................    17,800,000
Non-current assets.........................................     5,800,000
Accounts payable...........................................    (4,900,000)
Loans payable..............................................   (11,400,000)
                                                             ------------
Net U.S. dollar denominated assets.........................  $  7,300,000
                                                             ============

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.  (RESERVED)

ITEM 16.  (RESERVED)

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     We have provided the financial information specified in Item 18 in lieu of
Item 17.

ITEM 18.  FINANCIAL STATEMENTS

     See attached pages F-1 through F-86.

ITEM 19.  EXHIBITS

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
                              (1) ARTICLES OF INCORPORATION AND BY-LAWS:
   1.1         --  Articles of Incorporation, as amended.*
   1.2         --  By-laws.*
   (2) INSTRUMENTS DEFINING RIGHTS OF HOLDERS OF EQUITY SECURITIES BEING
                                                             REGISTERED:
   2.1         --  See 1.1 above.*
                                                 (3) MATERIAL CONTRACTS:
   4.1         --  Memorandum of Agreement, dated July 31, 2000, among MFI
                   Export Finance Inc., Commercial Consolidators Corp.,
                   Business Supplies Are Us Inc., ACC Corp., and Mirage Trading
                   Corp. for a revolving credit facility of US $3.3 million to assist with financing of accounts receivable.*

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
   4.2         --  General Security Agreement, dated July 31, 2000, in favor of
                   MFI Export Finance Inc.*
   4.3         --  Agreement between ACC Corporation (the name under which
                   Mirage Trading Corp. conducts business in Cuba) and
                   Uimtex/Tecnotex, dated April, 1999, regarding building and sale of television assembly plant to be operated by S.J.
                   Electronica.*
   4.4         --  Agreement and Plan of Merger between Commercial
                   Consolidators Corp. and CCC Acquisition Inc., a Florida
                   company, and YAM International Communication Inc., dated
                   March 28, 2000, to acquire 100% of Yam International
                   Communications Inc.*
   4.5         --  Employment contracts, dated July 31, 2000, with Messrs.
                   Vanon and Sasson.*
   4.6         --  Share Purchase Agreement between Commercial Consolidators
                   Corp., La Societe Desig Inc., Groupe de Gestion Marcoux
                   Inc., and Gestion Clauvic Inc. et al, to acquire a 100%
                   interest in La Societe Desig Inc., dated June 17, 2000.*
   4.7         --  Employment contracts, dated July 5, 2000, with Messrs. Noce,
                   Marcoux, Bolduc and key employees of Desig.*
   4.8         --  Bridge Loan With Warrants Agreement between Dr. Abraham
                   Gotman and Commercial Consolidators Corp., dated May 1,
                   2000. The loan was retired on January 15, 2001. The loan was secured by a General Security Agreement dated October 2,
                   2000.*
   4.9         --  Bridge Loan With Warrants Agreement between Forum
                   Interamerican Corp., a Panamanian company, and Mirage Impex
                   Inc. (name was subsequently changed to Commercial
                   Consolidators Corp., a Panamanian company) and Commercial
                   Consolidators Corp., dated September 11, 2000.*
   4.10        --  Bridge Loan With Warrants Agreement between Grupo Carrera
                   SA, Commercial Consolidators Corp (Panama), and Commercial
                   Consolidators Corp., dated September 20, 2000. The loan is secured by a General Security Agreement dated September 20,
                   2000. This loan was retired on December 20, 2000.*
   4.11        --  Bridge Loan With Warrants Agreement between Trident Plus
                   Inc., a company incorporated under the laws of Belize,
                   Commercial Consolidators Corp.(Panama), and Commercial
                   Consolidators Corp., dated December 15, 2000. The loan is
                   secured by a General Security Agreement dated December 15,
                   2000.*
   4.12        --  Bridge Loan With Warrants Agreement between 1220356 Ontario
                   Limited and Commercial Consolidators Corp., dated January
                   15, 2001. The loan is secured by a General Security
                   Agreement dated January 15, 2001.*
   4.13        --  Promissory Note between Frederick McLean, a Director of the
                   Company, and Commercial Consolidators Corp., dated May 15,
                   2000. The loan is secured by a General Security Agreement
                   dated May 15, 2000.*
   4.14        --  Promissory Note between JCI Timely Services Inc., and
                   Commercial Consolidators Corp., dated May 15, 2000. The loan is secured by a General Security Agreement dated May 15,
                   2000.*
   4.15        --  Lease Agreement with The Great West Life Assurance Company, dated August 1, 1999, for the premises at 5255 Yonge Street,
                   Toronto, Ontario, Canada.*
   4.16        --  Lease Agreement between Jolex Holdings Ltd. (landlord) and
                   Business Supplies Are Us Inc. (tenant) and Commercial
                   Consolidators Corp. (indemnifier) for the premises at 39
                   Rivaldi Road, Toronto, Ontario, Canada, dated January 15,
                   2001.*
   4.17        --  Lease Agreement between O&B Properties, Inc. and Yam
                   International Communications, Inc. dated May 26, 2000, for the premises at 3061 N.W. 107th Avenue, Miami, Florida.*
   4.18        --  Lease Agreement between Complexe Pitfield Inc. and La
                   Societe Desig Inc., dated October 1, 1999, for the premises at 9300 Henri Bourassa Ouest, Suite 280, Ville St-Laurent,
                   Quebec.*

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
   4.19        --  Lease Agreement between Parkway Properties LP, a Delaware limited partnership, and Central Point Technologies, Inc., for the premises at 700 West Hillsboro Blvd., Deerfield
                   Beech, Florida.*
   4.20        --  Share Purchase Agreement between Commercial Consolidators
                   Corp. and Max Systems Group Inc., dated November 28, 2000, to purchase all of the capital of Max Systems Group Inc. and its U.S. subsidiary, Max USA Inc.*
   4.21        --  Employment Contract dated December 28, 2000, with Mr. Joe
                   Franklin.*
   4.22        --  Employment Contract dated August 1, 2000, with Mr. Guy
                   Jarvis.*
   4.23        --  Employment Contract dated February 19, 2001, with Mr. Peter
                   Cook.*
   4.24        --  Loan Agreement between Congress Financial Corporation
                   (Canada) and Max Systems Group Inc. dated January 31, 2001, for a revolving credit facility of CDN $5 million.*
   4.25        --  Loan Agreement between the Business Development Bank of
                   Canada and Commercial Consolidators Corp. dated October 7,
                   1999, for $600,000 (of which $300,000 has been received to date), bears interest at 13% per annum, repayable in monthly instalments of $8,350 plus a royalty of 0.0306% of the gross revenues of Commercial Consolidators Corp. for each year the loan is outstanding.*
   4.26        --  Share Purchase Agreement between Commercial Consolidators
                   Corp. and Tri-Vu Interactive Corporation dated February 20,
                   2001, to purchase all of the capital of Tri-Vu Interactive
                   Corporation.*
   4.27        --  Offering Circular for the purchase of all of the issued and outstanding securities of 1058199 Ontario Inc.*
   4.28        --  Form of Letter of Acceptance and Transmittal to Deposit
                   1058199 Ontario Inc. Securities (which accompanied the stock certificates issued to the purchasers).*
   4.29        --  Employment and Non-Competition Agreement among Commercial
                   Consolidators Corp., Tri-Vu Interactive Corporation and
                   William Krahule.*
   4.30        --  Amendment to Bridge Loan Warrants Agreement, dated March 13,
                   2001, between Forum Interamerica Corp. and Commercial
                   Consolidators Corp.*
   4.31        --  Bridge Loan With Warrants Agreement between Dr. Abraham
                   Gotman and Commercial Consolidators Corp., dated March 20,
                   2000, for $1.54 million (U.S. $1.0 million).*
   4.32        --  Bridge Loan With Warrants Agreement between Dr. Abraham
                   Gotman and Commercial Consolidators Corp., dated April 5,
                   2001, for $1.54 million (U.S. $1.0 million).*
   4.33        --  Amendment to Bridge Loan With Warrants Agreement, dated
                   April 27, 2001, between Frederick McLean and Commercial
                   Consolidators Corp.*
   4.34        --  Amendment to Bridge Loan With Warrants Agreement, dated
                   April 27, 2001, between JCI Timely Services Inc. and
                   Commercial Consolidators Corp.*
   4.35        --  Bridge Loan With Warrants Agreement between Dunross Capital
                   Ltd. and Commercial Consolidators Corp., dated April 20,
                   2001, for $1.7 million (U.S. $1.1 million).*
   4.36        --  Amending Agreement, dated June 18, 2001, among 686545
                   Alberta Inc., 1187247 Ontario Inc. and 1188273 Ontario Inc.
                   (as Vendors); Joe Franklin, Russell Roberts and Frank Del
                   Cogliano (as Principals); and Commercial Consolidators Corp.
                   (as Purchaser).*
   4.37        --  Schedule I to Share Purchase Agreement between Commercial
                   Consolidators Corp. and Tri-Vu Interactive Corporation
                   (Share Purchase Agreement previously provided as Exhibit
                   4.26).*

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
   4.38        --  Amending Agreement No. 2, dated for reference September 4,
                   2001, among 686545 Alberta Inc., 1187247 Ontario Inc. and
                   1188273 Ontario Inc. (as Vendors); Joe Franklin, Russell
                   Roberts and Frank Del Cogliano (as Principals); and
                   Commercial Consolidators Corp. (as Purchaser).*
                                              (8) MATERIAL SUBSIDIARIES:
   8.1         --  List of material subsidiaries.*

---------------

 * Incorporated by reference to Commercial Consolidators Corp.'s Registration Statement on Form 20-F, File No. 0-31110, effective May 16, 2001.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, hereunto duly authorized.

                                          COMMERCIAL CONSOLIDATORS CORP.

                                          By:        /s/ GUY JARVIS
                                            ------------------------------------
                                                         Guy Jarvis
                                                  Chief Executive Officer

Dated: September 17, 2001

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
COMMERCIAL CONSOLIDATORS CORP.
  Auditors' Report..........................................   F-2
  Consolidated Balance Sheets as at February 28/29 2001,
     2000, 1999 and 1998....................................   F-3
  Consolidated Statements of Retained Earnings for the years
     ended February 28/29 2001, 2000, 1999 and 1998.........   F-4
  Consolidated Statements of Operations for the years ended
     February 28/29 2001, 2000, 1999 and 1998...............   F-5
  Consolidated Statements of Cash Flows for the years ended
     February 28/29 2001, 2000, 1999 and 1998...............   F-6
  Notes to Consolidated Financial Statements................   F-7
YAM INTERNATIONAL COMMUNICATIONS, INC.
  Auditors' Report..........................................  F-44
  Balance Sheet as at December 31, 1999 and 1998............  F-45
  Statement of Retained Earnings for the years ended
     December 31, 1999 and 1998.............................  F-46
  Statement of Operations for the years ended December 31,
     1999 and 1998..........................................  F-47
  Statement of Cash Flows for the years ended December 31,
     1999 and 1998..........................................  F-48
  Notes to Financial Statements.............................  F-49
  Auditors' Report..........................................  F-52
  Balance Sheet as at March 31, 2000 (audited) and 1999
     (unaudited)............................................  F-53
  Statement of Operations and Retained Earnings for the
     three months ended March 31, 2000 (audited) and 1999
     (unaudited)............................................  F-54
  Statement of Cash Flows for the three months ended March
     31, 2000 (audited) and 1999 (unaudited)................  F-55
  Notes to Financial Statements.............................  F-56
LA SOCIETE DESIG INC.
  Auditors' Report..........................................  F-59
  Auditors' Report..........................................  F-60
  Consolidated Statement of Operations for six months ended
     April 30, 2000 and twelve months ended October 31, 1999
     and 1998...............................................  F-61
  Consolidated Statement of Retained Earnings for six months ended April 30, 2000 and twelve months ended October
     31, 1999 and 1998......................................  F-62
  Consolidated Statement of Cash Flows for six months ended
     April 30, 2000 and twelve months ended October 31, 1999
     and 1998...............................................  F-63
  Consolidated Balance Sheet as at April 30, 2000 and
     October 31, 1999 and 1998..............................  F-64
  Notes to Consolidated Financial Statements................  F-65
MAX SYSTEMS GROUP INC.
  Auditors' Report..........................................  F-72
  Consolidated Statements of Income (Loss) and Retained
     Earnings (Deficit) for the years ended July 31, 2000,
     1999 and 1998..........................................  F-73
  Consolidated Balance Sheets as at July 31, 2000, 1999 and
     1998...................................................  F-74
  Consolidated Statements of Cash Flows for the years ended
     July 31, 2000, 1999 and 1998...........................  F-75
  Notes to Consolidated Financial Statements................  F-76
  Auditors' Report..........................................  F-80
  Consolidated Balance Sheets as at February 28/29, 2001 and
     2000...................................................  F-81
  Interim Consolidated Statements of Operations and Deficit
     for the seven months ended February 28/29, 2001 and
     2000...................................................  F-82
  Interim Consolidated Statements of Cash Flows for the
     seven months ended February 28/29, 2001 and 2000.......  F-83
  Notes to the Interim Consolidated Financial Statements....  F-84

                                AUDITORS' REPORT

To the Directors of
Commercial Consolidators Corp.

     We have audited the consolidated balance sheets of Commercial Consolidators Corp. as at February 28, 2001, February 29, 2000, February 28, 1999 and 1998, and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at February 28, 2001, February 29, 2000, February 28, 1999 and 1998, and the results of operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

                                          "MINTZ & PARTNERS LLP"
                                          Chartered Accountants

Toronto, Ontario
May 1, 2001, except as to
certain matters in Note 9
and Note 22(s) which
are as of September 4, 2001

                         COMMERCIAL CONSOLIDATORS CORP.

                          CONSOLIDATED BALANCE SHEETS
                        (EXPRESSED IN CANADIAN DOLLARS)

                                                                                   AS AT
                                                         ---------------------------------------------------------
                                                         FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                                             2001           2000           1999           1998
                                                         ------------   ------------   ------------   ------------
                                                      ASSETS
CURRENT
  Bank.................................................  $   566,294    $   458,048     $1,461,460     $  694,873
  Accounts receivable..................................   21,615,125      9,757,378      5,326,700      3,731,546
  Inventory............................................    3,911,017        804,133      1,045,015        295,437
  Prepayments to suppliers.............................    1,894,875      1,424,508        158,632             --
  Prepaid expenses and sundry assets...................    1,074,692        256,384        161,253         46,861
  Investment tax credits receivable....................      411,494             --             --             --
  Future income tax assets.............................      853,517             --             --             --
                                                         -----------    -----------     ----------     ----------
                                                          30,327,014     12,700,451      8,153,060      4,768,717
LONG-TERM RECEIVABLE (Note 4)..........................    1,506,922      1,106,825             --             --
DEFERRED CHARGES (Note 5)..............................    3,246,812      1,697,089        256,206             --
SOFTWARE DEVELOPMENT COSTS.............................      338,624             --             --             --
CAPITAL ASSETS (Note 6)................................    4,572,472        824,445        319,802        134,072
GOODWILL (Note 7)......................................   23,717,716        710,624             --             --
OTHER ASSETS (Note 8)..................................    2,401,387             --             --             --
                                                         -----------    -----------     ----------     ----------
                                                         $66,110,947    $17,039,434     $8,729,068     $4,902,789
                                                         ===========    ===========     ==========     ==========

                                                   LIABILITIES
CURRENT
  Borrowings under line of credit (Note 10)............  $ 9,272,485    $ 2,745,918     $3,378,333     $  793,249
  Accounts payable.....................................   11,362,715      5,926,210      3,205,245      3,175,451
  Accrued liabilities..................................      583,469        342,891         90,648         84,604
  Income taxes payable.................................      561,886         88,554        113,169         34,072
  Deferred revenue.....................................      414,058             --             --             --
  Acquisition loan payable (Note 9)....................      750,000             --             --             --
  Notes payable (Note 11)..............................      969,707        247,010             --             --
  Current portion of term loans (Note 12)..............    1,600,200        107,950             --             --
                                                         -----------    -----------     ----------     ----------
                                                          25,514,520      9,458,533      6,787,395      4,087,376
TERM LOANS (Note 12)...................................    7,701,362        187,424             --             --
ADVANCES FROM RELATED PARTIES (Note 20)................      927,341        298,951        509,341        575,526
                                                         -----------    -----------     ----------     ----------
                                                          34,143,223      9,944,908      7,296,736      4,662,902
                                                         -----------    -----------     ----------     ----------

                                               SHAREHOLDERS' EQUITY
CAPITAL STOCK (Note 13)................................   21,176,075      3,414,824            300            300
RETAINED EARNINGS......................................   10,791,649      3,679,702      1,432,032        239,587
                                                         -----------    -----------     ----------     ----------
                                                          31,967,724      7,094,526      1,432,332        239,887
                                                         -----------    -----------     ----------     ----------
                                                         $66,110,947    $17,039,434     $8,729,068     $4,902,789
                                                         ===========    ===========     ==========     ==========

APPROVED BY THE BOARD:

-----------------------------------------------------  -----------------------------------------------------
                 Michael Weingarten                                         Guy Jarvis
                      Chairman                                        Chief Executive Officer

                             See Accompanying Notes

                         COMMERCIAL CONSOLIDATORS CORP.

                  CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                        (EXPRESSED IN CANADIAN DOLLARS)

                                                                    FOR THE YEARS ENDED
                                                 ---------------------------------------------------------
                                                 FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                                     2001           2000           1999           1998
                                                 ------------   ------------   ------------   ------------
BALANCE -- Beginning of period.................  $ 3,679,702     $1,432,032     $  239,587      $175,559
Net income.....................................    7,111,947      2,356,522      1,192,445        64,028
                                                 -----------     ----------     ----------      --------
                                                  10,791,649      3,788,554      1,432,032       239,587
Distributions on convertible share purchase
  units (Note 13)..............................           --       (108,852)            --            --
                                                 -----------     ----------     ----------      --------
BALANCE -- End of period.......................  $10,791,649     $3,679,702     $1,432,032      $239,587
                                                 ===========     ==========     ==========      ========

                             See Accompanying Notes

                         COMMERCIAL CONSOLIDATORS CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        (EXPRESSED IN CANADIAN DOLLARS)

                                                                FOR THE YEARS ENDED
                                             ---------------------------------------------------------
                                             FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                                 2001           2000           1999           1998
                                             ------------   ------------   ------------   ------------
SALES......................................  $103,506,513   $45,127,064    $29,013,528    $19,073,043
COST OF GOODS SOLD.........................    83,114,778    37,337,755     24,394,735     16,874,994
                                             ------------   -----------    -----------    -----------
GROSS PROFIT...............................    20,391,735     7,789,309      4,618,793      2,198,049
                                             ------------   -----------    -----------    -----------
EXPENSES
  General and administrative...............     5,484,672     2,588,533      1,284,803      1,019,696
  Selling and marketing....................     2,168,627       881,160        885,783        729,678
  Interest and bank charges................     3,961,937     1,558,808      1,064,310        314,244
  Amortization of capital assets and
     deferred charges......................       826,521       210,554         65,341         23,955
                                             ------------   -----------    -----------    -----------
                                               12,441,757     5,239,055      3,300,237      2,087,573
                                             ------------   -----------    -----------    -----------
INCOME -- Before foreign exchange, income
  taxes, and amortization of acquisition
  goodwill.................................     7,949,978     2,550,254      1,318,556        110,476
FOREIGN EXCHANGE GAIN (LOSS)...............       331,865       (89,732)        38,819        (12,376)
                                             ------------   -----------    -----------    -----------
INCOME -- Before income taxes and
  amortization of acquisition goodwill.....     8,281,843     2,460,522      1,357,375         98,100
PROVISION FOR INCOME TAXES (Note 17).......       206,936       104,000        164,930         34,072
                                             ------------   -----------    -----------    -----------
INCOME -- Before amortization of
  acquisition goodwill.....................     8,074,907     2,356,522      1,192,445         64,028
Amortization of acquisition goodwill (Note
  7).......................................       962,960            --             --             --
                                             ------------   -----------    -----------    -----------
NET INCOME.................................  $  7,111,947   $ 2,356,522    $ 1,192,445    $    64,028
                                             ============   ===========    ===========    ===========
EARNINGS PER SHARE -- Before amortization
  of acquisition goodwill (Note 14)
  Basic....................................  $       0.49   $      0.26    $      0.17    $      0.00
                                             ============   ===========    ===========    ===========
  Fully Diluted............................  $       0.44   $      0.23    $      0.16    $      0.00
                                             ============   ===========    ===========    ===========
EARNINGS PER SHARE (Note 14)
  Basic....................................  $       0.43   $      0.26    $      0.17    $      0.00
                                             ============   ===========    ===========    ===========
  Fully Diluted............................  $       0.38   $      0.23    $      0.16    $      0.00
                                             ============   ===========    ===========    ===========

                             See Accompanying Notes

                         COMMERCIAL CONSOLIDATORS CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (EXPRESSED IN CANADIAN DOLLARS)

                                                                          FOR THE YEARS ENDED
                                                       ---------------------------------------------------------
                                                       FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                                           2001           2000           1999           1998
                                                       ------------   ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...........................................  $  7,111,947   $ 2,356,522    $ 1,192,445     $  64,028
Items not affecting cash
  Amortization of acquisition goodwill...............       962,960            --             --            --
  Amortization of capital assets.....................       377,284       151,378         55,967        23,955
  Amortization of deferred charges...................       449,237        59,176          9,374            --
  Future income taxes................................       (12,546)           --             --            --
                                                       ------------   -----------    -----------     ---------
                                                          8,888,882     2,567,076      1,257,786        87,983
Changes in non-cash balances related to operations
  (Note 15)..........................................   (11,641,984)   (4,702,453)    (2,759,027)     (261,106)
                                                       ------------   -----------    -----------     ---------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES.......    (2,753,102)   (2,135,377)    (1,501,241)     (173,123)
                                                       ------------   -----------    -----------     ---------
CASH FLOWS USED IN INVESTING ACTIVITIES
  Acquisition of capital assets, net of proceeds of
    disposition......................................    (3,154,275)     (656,521)      (251,071)      (89,117)
  Other assets.......................................    (2,401,387)           --             --            --
  Software development costs.........................      (338,624)           --             --            --
  Acquisitions (Note 9)..............................    (4,801,170)           --             --            --
  Acquisition transaction costs (Note 9).............    (2,494,875)           --             --            --
                                                       ------------   -----------    -----------     ---------
CASH FLOWS USED IN INVESTING ACTIVITIES..............   (13,190,331)     (656,521)      (251,071)      (89,117)
                                                       ------------   -----------    -----------     ---------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
  Increase (decrease) in borrowings under line of
    credit...........................................     6,526,567      (632,415)     2,585,084       788,060
  Advances (to) from related parties.................      (703,374)     (210,390)       (66,185)      169,053
  Increase in long-term loans........................     9,006,188       295,374             --            --
  Increase in notes payable..........................       722,697       247,010             --            --
  Costs associated with reverse takeover.............            --      (289,270)            --            --
  Shares issued for cash, net of share issue costs...       335,081     2,993,170             --            --
  Increase in deferred financing and offering
    costs............................................      (444,241)     (506,141)            --            --
  Distributions on convertible share purchase
    units............................................            --      (108,852)            --            --
                                                       ------------   -----------    -----------     ---------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES..........    15,442,918     1,788,486      2,518,899       957,113
                                                       ------------   -----------    -----------     ---------
INCREASE (DECREASE) IN CASH FROM BUSINESS
  ACTIVITIES.........................................      (500,515)   (1,003,412)       766,587       694,873
CASH ACQUIRED ON ACQUISITIONS (Note 9)...............       608,761            --             --            --
                                                       ------------   -----------    -----------     ---------
INCREASE (DECREASE) IN CASH FROM ALL ACTIVITIES......       108,246    (1,003,412)       766,587       694,873
BANK -- Beginning of period..........................       458,048     1,461,460        694,873            --
                                                       ------------   -----------    -----------     ---------
BANK -- End of period................................  $    566,294   $   458,048    $ 1,461,460     $ 694,873
                                                       ============   ===========    ===========     =========

                             See Accompanying Notes

                         COMMERCIAL CONSOLIDATORS CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FEBRUARY 28, 2001, FEBRUARY 29, 2000, FEBRUARY 28, 1999 AND 1998
                        (EXPRESSED IN CANADIAN DOLLARS)

1. BASIS OF PRESENTATION AND BASIS OF ACCOUNTING

  (a) Basis of Presentation

     The accompanying consolidated financial statements of Commercial Consolidators Corp. ("the Company") include the financial position, results of operations and cash flows of the Company and its wholly owned subsidiaries, Business Supplies Are Us Inc. ("BSRU"), Mirage International Services Inc. ("Mirage Services"), Yam Wireless, Inc. ("Yam"), Max Systems Group Inc. ("Max") and La Societe Desig Inc. ("Desig").

     BSRU includes its wholly-owned subsidiary, Mirage Trading Corp. ("Mirage"), which was incorporated outside Canada in March 1998, and its wholly-owned subsidiaries, Play Centre Inc., Commercial Consolidators Corp. (Panama), Nations Million Industrial Limited and Eversuper Industrial Limited. Nations Million Industrial Limited and Eversuper Industrial Limited are currently inactive. Desig includes its wholly-owned subsidiary, Central Pointe Technologies Inc. ("Central Pointe"). Max includes its wholly-owned subsidiary, Max Systems Group Inc. (USA) ("Max USA"). All intercompany transactions have been eliminated.

     On November 30, 2000, BSRU amalgamated with, its then parent, a subsidiary of Commercial Consolidators Corp., 1058199 Ontario Inc. and continued operations under the name of BSRU.

  (b) Basis of Accounting

     These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles which are similar to United States generally accepted accounting principles except as described in Note 22.

2. SIGNIFICANT ACCOUNTING POLICIES

  (a) Use of Estimates

     The preparation of these financial statements in conformity with Canadian generally accepted accounting principles has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at February 28, 2001, February 29, 2000 and February 28, 1999 and 1998, and the revenues and expenses reported for the periods then ended. Actual results will differ from those estimates.

  (b) Revenue Recognition

          (i) Distribution. Revenue is recognized when the rights of the ownership of the products are transferred to the purchaser upon the shipment or delivery based on the specific terms.

          (ii) Software. License fees are recognized when all significant vendor obligations have been completed, the software products and services to be provided are contained in a contractual agreement, delivery of the software has occurred, fees are fixed and determinable and collectibility of fees is reasonably assured.

     Post contract support service revenues are recognized ratably over the term of the contract.

     Revenue from installation and other services, including customization, implementation and conversion, is recorded on the percentage-of-completion basis.

     For contracts in which the values in respect to software products are not separable from values in respect of installation and other services, revenues are recognized over the term of the provision of installation and related services.

     Revenue from on-site maintenance and support services provided to customers at their premises is recognized as the services are provided.

                         COMMERCIAL CONSOLIDATORS CORP.

  (c) Inventories

     Inventories are valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis.

  (d) Capital Assets

     i) Purchased capital assets

          Purchased capital assets are recorded at cost less accumulated amortization.

     ii) Internally constructed or developed capital assets

          All costs directly attributable to the construction or development of capital assets for the Company's own use or intended for sale or lease are capitalized.

          The cost of internally constructed or developed capital assets includes interest on borrowings related to expenditures incurred for various activities to construct or develop each asset for the Company's own use or intended for sale or lease. Interest costs incurred subsequent to the period when the asset is substantially complete and ready for its intended use are recorded as a period expense.

          Indirect costs related to the construction or development of the capital asset are not capitalized and are recorded as period costs.

     iii) Amortization

          Rates and basis of amortization applied by the Company to write-off the cost of the capital assets over their estimated useful lives are as follows:

Furniture, fixtures and equipment.................  20%  declining balance basis
Computer equipment and software...................  20%  declining balance basis
Leasehold improvements............................  20%  straight-line basis
Vehicles..........................................  30%  declining balance basis
Television chassis................................  20%  straight-line basis

     Amortization of the television electronic circuitry and component chassis will commence in fiscal 2002 when the Company begins using the chassis technology.

  (e) Goodwill

     Goodwill, representing the excess of the purchase price over the fair market value of the net assets of acquired subsidiaries, is amortized on a straight-line basis over the estimated useful lives of the underlying assets being 15 years in the case of goodwill arising in the reverse takeover transaction described in Note 23, and 20 years in the case of goodwill arising as a result of acquisitions described in Note 9.

  (f) Deferred Charges

     The costs incurred in the development of the Company's own brands of home appliances and other consumer electronics as well as costs incurred to obtain licenses for and to develop specific products to be assembled and distributed under identified third party brand names under various long term supply contracts are capitalized and then amortized on a straight-line basis over three years or the life of the specific supply agreement. Unamortized balances in respect of a specific brand or product will be written off in the period that it is determined that such specific product or brand does not have any further value.

                         COMMERCIAL CONSOLIDATORS CORP.

     Costs incurred in connection with the Company's initial public offering were included in deferred charges and were charged against proceeds on completion of the Company's public offering. Cost incurred with respect to future issues with be allocated against the proceeds of the issues.

     Expenditures incurred for the Company's start-up business activities in Panama, Cuba, Asia and Uruguay have been capitalized and will be charged to income when commercial operations commence. At that time, these costs will be amortized and charged to income on a straight-line basis over three years.

     Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

     Deferred finance costs, representing costs incurred to obtain additional debt financing, will be amortized on a straight-line basis over five years.

     If any of the above offerings or new business ventures are abandoned, the costs associated with it will be written off to income in the year.

  (g) Other Assets

     The Company is obligated under exclusive supply contracts to provide initial support to the activities of its business partners in respect of products manufactured or assembled by the particular partners from products supplied by the Company. Costs incurred in respect of these requirements of exclusive supply contracts are recorded as other assets and will be amortized, on a straight-line basis, over the life of the respective specific exclusive supply contract.

  (h) Software Development Costs

     The Company reports all software development costs net of related investment tax credits received.

     Software development costs, net of related investment tax credits received, are deferred once management determines that a new product is technologically feasible and commercially viable. Costs that are deferred are amortized on a straight-line basis over the lesser of the expected economic life of the related product and three years upon commencement of sales to the customers.

     If it is determined that no further benefit exists in respect of previously deferred amounts, the unamortized balances are charged to income in the year of such determination.

  (i) Translation of Foreign Currency

     The results of foreign operations which are financially and operationally integrated with the Company are translated using the temporal method as described in Section 1650 of the Handbook of the Canadian Institute of Chartered Accountants. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year-end. Other assets and liabilities have been translated at the historical year-end rate with any resulting gain or loss thereon amortized over the remaining term of the debt. Revenue and expense items are translated at the average rate of exchange for the year.

     Amortization is translated at the rates prevailing when the related assets were acquired. Unrealized gains and losses on long-term monetary items with an ascertainable life are deferred and amortized over the life of the asset or liability.

  (j) Income Taxes

     The Company follows the asset and liability approach to accounting and reporting for income taxes.

                         COMMERCIAL CONSOLIDATORS CORP.

     Future income tax assets are recorded, net of valuation allowance, when it is believed that realization through future profitable operations is more likely than not. Future income tax liabilities are recognized when it is believed that it is more likely than not that there will be future liabilities arising because of the temporary difference between the tax basis and carrying value of assets and liabilities.

     The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the year.

     Current income taxes payable differ from the total tax provisions as a result of changes in taxable and deductible temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet.

3. FINANCIAL INSTRUMENTS

     The Company's financial assets and liabilities are stated at fair value.

     The Company is exposed to currency risk as certain items will be settled in U.S. dollars and have been translated into Canadian dollars as described in Note 2(i). To the extent that final settlement amounts differ from those recorded as a result of changes in the relative exchange rates, a foreign exchange translation gain or loss will be recorded.

     The Company is exposed to credit risk which arises from the possibility that its customers may experience financial difficulty and be unable to fulfill their contractual obligations.

     The following approximate amounts included in the respective balances in the attached consolidated balance sheets are in respect of transactions denominated in U.S. dollars:

                                                                                     FEBRUARY 28,
                                                  FEBRUARY 28,   FEBRUARY 29,   -----------------------
                                                      2001           2000          1999         1998
                                                  ------------   ------------   ----------   ----------
Cash............................................  $   361,000     $  243,000    $  791,293   $  637,482
Accounts receivable.............................   15,567,000      9,246,000     3,566,000    4,722,000
Prepayments to suppliers........................    1,792,000      1,425,000            --           --
Borrowings under line of credit.................    6,325,000      2,833,000     1,874,000      719,000
Accounts payable and accrued liabilities........    4,853,000      3,201,000       662,000      535,000
Term loans......................................    5,142,000             --            --           --

     During the fiscal year ended February 29, 2000, the Company entered into foreign exchange contracts of U.S. $2,000,000. These foreign exchange contracts were marked to market as at February 29, 2000 and for the year then ended. The effect of this was a gain of approximately $80,000. Accordingly, a change in the market value of these contracts was recognized as a gain or loss in the period of change.

     All foreign exchange contracts lapsed during the year ended February 28, 2001. There are no foreign exchange contracts outstanding as at February 28, 2001.

     The Company is exposed to credit risk which arises from the possibility that its customers may experience financial difficulty and be unable to fulfill their contractual obligations.

     The Company's financial assets are valued at management's best estimates of fair value as follows:

          (i) Accounts Receivable and Prepayments to Suppliers. The carrying amount is equal to fair value due to the liquidity of the assets.

          (ii) Long-Term Receivable. As disclosed in Note 4, the long-term receivable has been discounted to reflect the estimated present value of the receivable.

                         COMMERCIAL CONSOLIDATORS CORP.

          (iii) Accounts Payable. The carrying value is equal to the fair value due to the requirements to extinguish the liabilities on demand.

          (iv) Borrowing Under Line of Credit, Term Loans and Notes
     Payable. Based on maturity and interest at fixed rates, the estimated fair value is approximately equal to the carrying value.

4. LONG-TERM RECEIVABLE

     The long-term receivable represents the proceeds from the sale of a television assembly factory constructed by the Company on behalf of an agency of the Cuban government. The receivable will be repaid on the basis of units of production by the factory commencing in October 2001. The receivable has been discounted to reflect the estimated present value of the receivable.

5. DEFERRED CHARGES

                                                                          ACCUMULATED    NET CARRYING
                                                                COST      AMORTIZATION      AMOUNT
                                                             ----------   ------------   ------------
AS AT FEBRUARY 28, 2001
New venture pre-operating costs............................  $1,831,370     $199,668      $1,631,702
Brand development costs....................................   1,133,651      289,291         844,360
Deferred finance charges...................................     803,963       33,213         770,750
                                                             ----------     --------      ----------
                                                             $3,768,984     $522,172      $3,246,812
                                                             ==========     ========      ==========
AS AT FEBRUARY 29, 2000
Brand development costs....................................  $  840,154     $ 68,550      $  771,604
New venture pre-operating costs............................     416,344           --         416,344
Share issue costs..........................................     149,419           --         149,419
Deferred finance charges...................................     359,722           --         359,722
                                                             ----------     --------      ----------
                                                             $1,765,639     $ 68,550      $1,697,089
                                                             ==========     ========      ==========
AS AT FEBRUARY 28, 1999
New venture pre-operating costs............................  $   40,903     $     --      $   40,903
Brand development costs....................................     114,542        9,374         105,168
Public offering costs......................................     110,135           --         110,135
                                                             ----------     --------      ----------
                                                             $  265,580     $  9,374      $  256,206
                                                             ==========     ========      ==========

6. CAPITAL ASSETS

                                                                          ACCUMULATED    NET CARRYING
                                                                COST      AMORTIZATION      AMOUNT
                                                             ----------   ------------   ------------
AS AT FEBRUARY 28, 2001
Television chassis.........................................  $2,370,560    $       --     $2,370,560
Furniture, fixtures and equipment..........................   1,217,282       374,600        842,682
Computer equipment and software............................   1,386,878       777,763        609,115
Leasehold improvements.....................................     701,102       163,659        537,443
Vehicles...................................................     307,968        95,296        212,672
                                                             ----------    ----------     ----------
                                                             $5,983,790    $1,411,318     $4,572,472
                                                             ==========    ==========     ==========

                         COMMERCIAL CONSOLIDATORS CORP.

                                                                          ACCUMULATED    NET CARRYING
                                                                COST      AMORTIZATION      AMOUNT
                                                             ----------   ------------   ------------
AS AT FEBRUARY 29, 2000
Furniture, fixtures and equipment..........................  $  483,578    $   88,151     $  395,427
Computer equipment and software............................     143,510        47,775         95,735
Leasehold improvements.....................................     315,697        66,123        249,574
Vehicles...................................................     119,584        35,875         83,709
                                                             ----------    ----------     ----------
                                                             $1,062,369    $  237,924     $  824,445
                                                             ==========    ==========     ==========
AS AT FEBRUARY 28, 1999
Furniture, fixtures and equipment..........................  $  265,791    $   63,570     $  202,221
Computer equipment and software............................      84,876        20,083         64,793
Leasehold improvements.....................................      64,343        11,555         52,788
                                                             ----------    ----------     ----------
                                                             $  415,010    $   95,208     $  319,802
                                                             ==========    ==========     ==========
AS AT FEBRUARY 28, 1998
Furniture, fixtures and equipment..........................  $  149,797    $   27,514     $  122,283
Computer equipment and software............................      13,485         7,613          5,872
Leasehold improvements.....................................      10,034         4,117          5,917
                                                             ----------    ----------     ----------
                                                             $  173,316    $   39,244     $  134,072
                                                             ==========    ==========     ==========

7. GOODWILL

     Goodwill, which includes acquisition transaction costs, is comprised as follows:

                                                              FEBRUARY 28,   FEBRUARY 29,
                                                                  2001           2000
                                                              ------------   ------------
Balmoral Capital Corp. (Note 23)............................  $   710,624      $710,624
Yam Wireless, Inc. (Note 9).................................    9,676,041            --
La Societe Desig Inc. (Note 9)..............................   11,438,062            --
Acquisition of Max Systems Group Inc. (Note 9)..............    2,855,949            --
                                                              -----------      --------
                                                               24,680,676       710,624
Less: accumulated amortization..............................     (962,960)           --
                                                              -----------      --------
                                                              $23,717,716      $710,624
                                                              ===========      ========

8. OTHER ASSETS

     During the year ended February 28, 2001, the Company incurred $2,401,387 in initial support of the activities of a business partner in respect of products assembled by the business partner from products provided by the Company as obligated under an exclusive supply contract. These costs will be amortized on a straight-line basis over the five year life of the exclusive supply contract commencing in 2002.

9. ACQUISITIONS

     Acquisitions during fiscal 2001, which are accounted for using the purchase method of accounting comprise:

ACQUISITION                                                         DATE
-----------                                                   ----------------
Yam Wireless, Inc. ("Yam")..................................  April 1, 2000
La Societe Desig Inc. ("Desig").............................  May 1, 2000
Max Systems Group Inc. ("Max")..............................  December 1, 2000

                         COMMERCIAL CONSOLIDATORS CORP.

     All of the issued and outstanding shares of Yam, Desig, and Max were acquired. Assets acquired and liabilities assumed at fair value which, except for goodwill, approximated underlying book value, and purchase consideration are:

                                         YAM          DESIG          MAX          TOTAL
                                     -----------   -----------   -----------   ------------
Cash (Bank indebtedness)...........  $   927,372   $     6,951   $  (325,562)  $    608,761
Other current assets...............    4,805,536     1,706,785     5,763,175     12,275,496
Deferred charges...................           --       205,888            --        205,888
Capital assets.....................       68,852        69,363       832,821        971,036
Goodwill, including transaction
  costs (Note 7)...................    9,676,041    11,438,062     2,855,949     22,970,052
                                     -----------   -----------   -----------   ------------
                                      15,477,801    13,427,049     9,126,383     37,031,233
Current liabilities................   (4,353,064)     (713,350)   (6,148,294)   (11,214,708)
Future income taxes................           --       (12,546)           --        (12,546)
Advances from directors............           --      (454,000)     (877,764)    (1,331,764)
                                     -----------   -----------   -----------   ------------
Purchase value.....................  $11,124,737   $12,247,153   $ 2,100,325   $ 24,472,215
                                     ===========   ===========   ===========   ============
Purchase value satisfied by:
Cash...............................  $ 4,801,170   $        --   $        --   $  4,801,170
Loan payable.......................           --            --       750,000        750,000
Payment of transaction costs.......    1,522,397       622,153       350,325      2,494,875
Common shares (Note 13)............    4,801,170    11,625,000     1,000,000     16,426,170
                                     -----------   -----------   -----------   ------------
                                     $11,124,737   $12,247,153   $ 2,100,325   $ 24,472,215
                                     ===========   ===========   ===========   ============

     The purchase value for the shares issued on acquisition of Yam and Desig was based on the quoted market value at the time of the respective transaction.

     The final purchase price of Max is contingent on its post-acquisition results and will be computed as being 2.5 times the audited earnings before income taxes of Max for the 12 months ending February 28, 2002 plus the unaudited earnings before income taxes for the three months ended May 31, 2002, but, as agreed on September 4, 2001, will be no more than $2,750,000 and no less than $1,750,000. The minimum purchase price is, therefore, $1,750,000. The purchase price will be paid by cash of $750,000 and common shares at a value of $4.25 per share representing the trading value of the Company's common shares at December 1, 2000. The value of additional purchase consideration above $1,750,000, if any, will be charged to goodwill. The $750,000 payable in cash is interest free and is due no earlier than June 15, 2002.

                         COMMERCIAL CONSOLIDATORS CORP.

10. BORROWINGS UNDER LINE OF CREDIT

     Borrowings under available lines of credit are approximately as follows:

                                     ADDITIONAL
                                     AVAILABLE
LOAN FACILITIES         BORROWING     CAPACITY    INTEREST                        SECURITY
---------------         ----------   ----------   --------   ---------------------------------------------------
FEBRUARY 28, 2001
Line of credit........  $6,117,000   $       --   27.00%     General security agreement of BSRU and Mirage
Line of credit........   2,474,000    2,526,000   Prime      General security agreement of Max and assignment of
                                                  plus       amounts due to Max
                                                  3.25%
Demand loan...........     251,000       99,000   Prime      General security agreement of Desig
                        ----------   ----------   plus
                                                  1.00%
                        $8,842,000   $2,625,000
                        ==========   ==========

     Also included in borrowings under line of credit are cheques issued in excess of funds on deposit of approximately $430,000 (2000 -- Nil)

                                     ADDITIONAL
                                     AVAILABLE
LOAN FACILITIES         BORROWING     CAPACITY    INTEREST                        SECURITY
---------------         ----------   ----------   --------   ---------------------------------------------------
FEBRUARY 29, 2000
Line of credit........  $2,746,000   $       --   27.00%     General security agreement of BSRU and Mirage
                        ==========   ==========
FEBRUARY 28, 1999
Line of credit........  $3,378,000   $       --   27.00%     General security agreement of BSRU and Mirage
                        ==========   ==========
FEBRUARY 28, 1998
Line of credit........  $  793,000   $       --   27.00%     General security agreement of BSRU and Mirage
                        ==========   ==========

11. NOTES PAYABLE

     The notes payable bear interest at an effective rate of 14 1/2% per annum, mature at dates between April 10, 2001 and August 25, 2001 and are secured by a general security agreement.

12. TERM LOANS

                                                              FEBRUARY 28,   FEBRUARY 29,
                                                                  2001           2000
                                                              ------------   ------------
Loan bearing interest at 20% per annum payable monthly with
  the principal balance due April 30, 2002..................   $2,500,000      $     --
Loan of US$1 million bearing interest at 20% per annum
  payable monthly with the principal balance due April 30,
  2002......................................................    1,500,000            --
Loan of US$1 million bearing interest at 20% per annum
  payable monthly with the principal balance due January 17,
  2002......................................................    1,500,000            --
Loan for US$1.4 million bearing interest at 20% per annum
  payable monthly with the balance due March 7, 2002........    2,142,483            --
Loan bearing interest at 20% per annum payable monthly with
  the balance due April 30, 2002............................    1,500,000            --

                         COMMERCIAL CONSOLIDATORS CORP.

                                                              FEBRUARY 28,   FEBRUARY 29,
                                                                  2001           2000
                                                              ------------   ------------
Loan of US$1 million bearing interest at 20% per annum
  payable monthly with the principal balance due January 31,
  2001......................................................           --            --
Loan bearing interest at 20% per annum payable monthly with
  the principal balance due December 1, 2000................           --            --
$300,000 term loan bearing interest at 13% per annum,
  repayable in monthly installments of $8,350...............      159,079       295,374
                                                               ----------      --------
                                                                9,301,562       295,374
Less: current portion.......................................    1,600,200       107,950
                                                               ----------      --------
                                                               $7,701,362      $187,424
                                                               ==========      ========

     The $300,000 term loan is secured by a general security agreement, personal guarantees from certain shareholders an assignment of shareholders' advances, and an assignment of certain life insurance policies on management. The Company is also obligated to pay a royalty of 0.0306% of gross revenue of a subsidiary calculated on a monthly basis over the term of loan which amounted to approximately $6,000 for the year ended February 28, 2001.

     The $2,500,000 loan is due to a director of the Company. During the year, interest of approximately $248,000 was paid on the loan.

     The loans, other than the $300,000 term loan, are secured by promissory notes and general security agreements.

     As part of the agreements for the above loans, other than the $300,000 term loan, warrants totaling 266,667 were issued to the lenders. The warrants entitle the owners to purchase one common share for every warrant held at exercise prices ranging from $4.00 per share to $4.60 per share.

     Future repayments of the term loan in each of the next two years are as follows:

2002........................................................  $1,600,200
2003........................................................   7,701,362
                                                              ----------
                                                              $9,301,562
                                                              ==========

13. CAPITAL STOCK

  (a) Authorized and Issued

                                                                  NUMBER        AMOUNT
                                                                ----------    -----------
AUTHORIZED
Unlimited non-cumulative, non-voting, redeemable,
  retractable and non-participating Class A preference
  shares....................................................
Unlimited non-voting, special shares........................
Unlimited common shares.....................................
ISSUED
Common Shares
Balance as at February 28, 1999 and 1998....................           300    $       300
Effect of share split May 7, 1999...........................     6,999,700             --
Proceeds from private placement (net of issue costs)........     3,335,000      2,923,170
Issued on reverse takeover (Note 8).........................     2,033,333        710,624

                         COMMERCIAL CONSOLIDATORS CORP.

                                                                  NUMBER        AMOUNT
                                                                ----------    -----------
Costs of reverse takeover...................................            --       (289,270)
Balance as at February 29, 2000.............................    12,601,666      3,414,824
Issued on exercise of warrants..............................       187,250        374,500
Issued on acquisition of Yam Wireless, Inc. (Note 9)........     1,294,118      4,801,170
Issued on acquisition of La Societe Desig Inc. (Note 9).....     3,100,000     11,625,000
Issued on acquisition of Max Systems Group, Inc. (Note 9)...       235,294      1,000,000
Issued on exercise of warrants..............................        30,000         60,000
Issued exercise of options..................................        50,000         50,000
                                                                ----------    -----------
                                                                17,498,328     21,325,494
Less: share issue costs.....................................            --        149,419
                                                                ----------    -----------
                                                                17,498,328    $21,176,075
                                                                ==========    ===========

     Distributions on convertible share purchase units:

          Included in the proceeds from the private placement is $1,000,000 raised by the conversion of 1,000,000 convertible share purchase units. The units bore interest at 12% per annum prior to conversion. As these units have been converted to share capital, the interest charged on these units has been charged to retained earnings to reflect the substance of the units being equity rather than debt.

  (b) Stock Options

     The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. Presented below is a summary of stock option activity:

                                                         WEIGHTED                       WEIGHTED
                                                         AVERAGE         OPTIONS        AVERAGE
                                           NUMBER     EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
                                          ---------   --------------   -----------   --------------
Balance, February 28, 1998 and 1999.....         --       $  --                --        $  --
                                          =========       =====         =========        =====
Granted.................................  1,273,333       $0.99         1,273,333        $0.99
                                                          =====                          =====
Exercised...............................   (233,333)      $0.30          (233,333)       $0.30
                                                          =====                          =====

Granted.................................     30,000       $2.25            30,000        $2.25
                                          ---------       =====         ---------        =====
Balance, February 29, 2000..............  1,070,000       $1.18         1,070,000        $1.18
                                                          =====                          =====
Granted.................................  2,397,600       $3.78         2,397,600        $3.78
                                                          =====                          =====
Exercised...............................    (50,000)      $1.00           (50,000)       $1.00
                                          ---------       =====         ---------        =====
Balance, February 28, 2001..............  3,417,600       $3.33         3,417,600        $3.33
                                          =========       =====         =========        =====

                         COMMERCIAL CONSOLIDATORS CORP.

     The Company has outstanding and exercisable stock options as follows:

                                                              EXERCISABLE
                                                ----------------------------------------
                                                                             EXERCISABLE
           OUTSTANDING              WEIGHTED       WEIGHTED                   WEIGHTED
---------------------------------    AVERAGE       AVERAGE                     AVERAGE
                         EXPIRY     REMAINING     REMAINING                   EXERCISE
 PRICE      NUMBER        DATE        LIFE      EXERCISE PRICE    NUMBER        PRICE
--------   ---------   ----------   ---------   --------------   ---------   -----------
 $2.18        40,000   Nov., 2004    4 years         2.18           40,000      $2.18
  2.25        30,000   Jan., 2005    4 years         2.25           30,000       2.25
  3.53       150,000   Feb., 2005    4 years         3.53          150,000       3.53
  3.53        40,000   Mar., 2005    4 years         3.53           40,000       3.53
  3.75 to
  3.90     2,027,600   Aug., 2005    5 years         3.81        2,027,600       3.81
  3.75        90,000   Oct., 2005    5 years         3.75           90,000       3.75
  3.75        90,000   Nov., 2005    5 years         3.75           90,000       3.75
  1.00 to
  2.07       950,000   Oct., 2009    9 years         1.11          950,000       1.11

  (c) Share Purchase Warrants

     The following is a summary of share purchase warrants activity:

                                                    NUMBER     EXPIRY DATE
                                                   ---------   -----------
Balance, February 28, 1998 and 1999..............         --
  Issued.........................................  3,335,000   October 8, 2001
                                                   ---------
Balance, February 29, 2000.......................  3,335,000
  Issued.........................................    400,000   Between April 30, 2001 to
                                                               September 20, 2002
  Exercised......................................   (434,500)
                                                   ---------
Balance, February 28, 2001.......................  3,300,500
                                                   =========

     The Company has outstanding share purchase warrants as follows:

          2,900,500 warrants with two full warrants entitling the holder to acquire an additional common share at $2.00 per common share until October 8, 2001.(i)

          216,667 warrants entitling the holder to acquire one common share at $4.60 per common share until April 30, 2001. Subsequent to year-end, these warrants expired and were replaced with 250,000 warrants entitling the holder to acquire one common share per warrant at $4.00 per share. Of the 250,000 warrants, 133,334 expire April 30, 2002, 50,000 expire March 19,
     2002 and 66,666 expire March 28, 2002.

          33,333 warrants entitling the holder to acquire one common share at $4.25 per common share until March 14, 2001. Subsequent to year-end, these warrants were extended until September 13, 2002.

          50,000 warrants entitling the holder to acquire one common share at $4.25 per common share until September 30, 2001.

          100,000 warrants entitling the holder to acquire one common share at $4.00 per share. 50,000 warrants expire December 20, 2001 and the remaining 50,000 warrants expire April 14, 2002.

                         COMMERCIAL CONSOLIDATORS CORP.

          Subsequent to year-end, 105,000 issued, entitling the holder to acquire one common share per warrant at $4.00 per share. Of the 105,000 warrants, 50,000 expire April 14, 2002, and the remaining 55,000 expire April 30, 2002.

        (i) Attached to the common shares issued, as a result of the private placement described in Note 13 (a) were 3,335,000 warrants. For every two warrants held, the owner is entitled to purchase one common share at an exercise price of $2.00 per share until October 8, 2001. As noted above, 364,500 warrants were exercised resulting in the purchase of 182,250 common shares at $2.00 per share.

     Should all outstanding warrants be exercised, the total additional consideration available to the Company is approximately $4,651,000. A maximum of 1,850,250 shares would be issued.

14. EARNINGS PER SHARE

  (a) Basic Earnings Per Share

     Earnings per share are calculated on the basis of the weighted average number of common shares outstanding for the year ending February 28 which amounted to 16,601,661 (2000 -- 9,087,845, 1999 -- 7,000,000, 1998 - 7,000,000).

(b) Diluted Earnings Per Share

     Diluted earnings per share reflects the dilutive effect of the exercise of the granted options outstanding at February 28, 2001, February 29, 2000 and February 28, 1999 and the exercise of the warrants issued in the private placement. The number of shares for the diluted earnings per share calculation determined in accordance with the directions of Handbook of the Canadian Institute of Chartered Accountants is 18,504,581 (February 29,
2000 - 10,110,158, 1999 - 7,438,700, 1998 - 7,000,000).

     During the year, the Company adopted the January 2001 release of Section 3500, "Earnings per Share," of the Handbook of the Canadian Institute of Chartered Accountants. The effect of this change, which directs that the treasury stock method be used to account for the outstanding options and warrants, was to change the calculated number of shares outstanding on a diluted basis as at February 29, 2000, from 15,338,500 to 10,110,158, and as at February 28, 1999 from 5,998,986 to 7,438,700. This change has been accounted for retroactively.

15. SUPPLEMENTAL CASH FLOWS INFORMATION

     (a) Changes in Non-Cash Balances Related to Operations Are as Follows:

                                                                  FOR THE YEARS ENDED
                                               ---------------------------------------------------------
                                               FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                                   2001           2000           1999           1998
                                               ------------   ------------   ------------   ------------
Accounts receivable..........................  $ (3,238,421)  $(4,430,678)   $(1,595,154)   $(1,009,028)
Inventory....................................    (1,628,784)      240,882       (749,578)       (64,079)
Prepaid expenses and sundry assets...........       112,865       (95,131)      (273,024)       (36,878)
Prepayments to suppliers.....................      (216,341)   (1,265,876)            --             --
Long term receivable.........................      (400,097)   (1,106,825)            --             --
Deferred charges.............................    (1,348,831)     (993,918)      (256,206)            --
Accounts payable and accrued liabilities.....    (3,601,365)    2,973,708         35,838        859,671
Income taxes payable (recoverable)...........    (1,347,427)      (24,615)        79,097        (10,792)
Deferred revenue.............................        26,417            --             --             --
                                               ------------   -----------    -----------    -----------
         Net changes.........................  $(11,641,984)  $(4,702,453)   $(2,759,027)   $  (261,106)
                                               ============   ===========    ===========    ===========

                         COMMERCIAL CONSOLIDATORS CORP.

  (b) Supplemental Cash Flows Information

                                                             FOR THE YEARS ENDED
                                          ---------------------------------------------------------
                                          FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                              2001           2000           1999           1998
                                          ------------   ------------   ------------   ------------
Interest paid...........................   $3,904,972     $1,558,008     $1,064,310      $314,244
                                           ==========     ==========     ==========      ========
Interest received.......................   $   56,657     $       --     $       --      $     --
                                           ==========     ==========     ==========      ========
Income taxes paid.......................   $  135,293     $  128,615     $   85,833      $ 34,072
                                           ==========     ==========     ==========      ========

     There have been no material non-cash financing or investing activities in the years ending February 28, 2001, February 29, 2000, February 28, 1999 and 1998.

16. COMMITMENTS

     In addition to the commitment to issue additional shares in connection with the acquisition of Max (Note 9) and in connection with the acquisition of Tri-Vu should it be completed (Note 21), the Company has commitments for premises and vehicles under operating leases as follows:

      (i) The Company operates from leased premises in several locations. Minimum future rental payments are as follows:

    2002........................................................  $  902,601
    2003........................................................     631,236
    2004........................................................     619,374
    2005........................................................     532,613
    2006........................................................     692,236
                                                                  ----------
                                                                  $3,378,060
                                                                  ==========

     (ii) Vehicle and premises rentals for the fiscal years amounted to approximately $724,000 (2000 -- $430,000, 1999 -- $361,000,
          1998 -- $118,000).

17. PROVISION FOR INCOME TAXES

     The Company files, Canadian, United States and other income tax returns for each business unit as required by governing legislation.

     Provision for income taxes is comprised as follows:

                                                                               FEBRUARY 28,
                                              FEBRUARY 28,   FEBRUARY 29,   ------------------
                                                  2001           2000         1999      1998
                                              ------------   ------------   --------   -------
Provision for current income taxes..........   $ 840,548       $104,000     $164,930   $34,072
Future tax recovery.........................    (684,504)            --           --        --
Future income tax liability.................      50,892             --           --        --
                                               ---------       --------     --------   -------
                                               $ 206,936       $104,000     $164,930   $34,072
                                               =========       ========     ========   =======

                         COMMERCIAL CONSOLIDATORS CORP.

     The provision for income taxes differs from the expense that would be obtained by applying statutory rates as a result of the following:

                                                                                FEBRUARY 28,
                            FEBRUARY 28,          FEBRUARY 29,      ------------------------------------
                                2001                  2000                1999                1998
                         -------------------   ------------------   -----------------   ----------------
                           AMOUNT        %       AMOUNT       %      AMOUNT       %      AMOUNT      %
                         -----------   -----   ----------   -----   ---------   -----   --------   -----
Statutory income tax
  rate.................  $ 3,602,602    43.5   $1,070,327    43.5   $ 590,459    43.5   $ 64,562    43.5
Effect of private
  company tax rates....     (245,482)   (2.9)          --      --     (32,000)   (2.4)   (23,747)  (16.0)
Effect of lower income
  tax in non-Canadian
  jurisdictions........   (3,150,184)  (38.1)    (966,327)  (39.3)   (393,529)  (29.0)    (6,743)   (4.5)
                         -----------   -----   ----------   -----   ---------   -----   --------   -----
                         $   206,936     2.5   $  104,000     4.1   $ 164,930    12.1   $ 34,072    23.0
                         ===========   =====   ==========   =====   =========   =====   ========   =====

18. SEGMENTED INFORMATION

  (a) Reportable Segments

     The operating results of the Company's business segments are regularly reviewed by the Company's chief operating decision makers. The Company's reportable business segments are strategic business units that distribute at the wholesale level various business and consumer products and are those for which complete and discrete financial information is available. As of February 28, 2001, the Company had five reportable business segments: consumer electronics, business products, integrated applications, wireless products, and computer products. Information that is readily available to the chief operating decision maker is as follows:

                                              FOR THE YEAR ENDED FEBRUARY 28, 2001
                       ----------------------------------------------------------------------------------
                        CONSUMER      BUSINESS      INTEGRATED     WIRELESS      COMPUTER
                       ELECTRONICS    PRODUCTS     APPLICATIONS    PRODUCTS      PRODUCTS       TOTAL
                       -----------   -----------   ------------   -----------   ----------   ------------
Sales................  $31,272,980   $20,181,940   $ 2,983,587    $42,226,631   $6,841,375   $103,506,513
                       ===========   ===========   ===========    ===========   ==========   ============
Interest Expense.....    2,438,621       166,013        30,765         37,928      254,967      2,928,294
                       ===========   ===========   ===========    ===========   ==========   ============
Amortization.........      444,047       261,440       475,590        469,979       90,425      1,741,481
                       ===========   ===========   ===========    ===========   ==========   ============
Segment Profit.......    3,494,611      (126,915)    1,516,976      4,144,352      (10,541)     9,018,483
                       ===========   ===========   ===========    ===========   ==========   ============
Capital Assets.......    3,201,686       418,290        53,539        121,892      777,065      4,572,472
                       ===========   ===========   ===========    ===========   ==========   ============
Goodwill, net........           --            --    10,992,528      9,224,520    2,838,044     23,055,092
                       ===========   ===========   ===========    ===========   ==========   ============
          Total
            Assets...  $18,575,450   $ 5,368,449   $14,270,298    $16,959,501   $9,265,261   $ 64,438,959
                       ===========   ===========   ===========    ===========   ==========   ============

                         COMMERCIAL CONSOLIDATORS CORP.

                                              FOR THE YEAR ENDED FEBRUARY 29, 2000
                       ----------------------------------------------------------------------------------
                        CONSUMER      BUSINESS      INTEGRATED     WIRELESS      COMPUTER
                       ELECTRONICS    PRODUCTS     APPLICATIONS    PRODUCTS      PRODUCTS       TOTAL
                       -----------   -----------   ------------   -----------   ----------   ------------
                                                       (I)            (I)          (II)
Sales................  $28,833,339   $16,293,725   $        --    $        --   $       --   $ 45,127,064
                       ===========   ===========   ===========    ===========   ==========   ============
Interest Expense.....    1,047,232       511,576            --             --           --      1,558,808
                       ===========   ===========   ===========    ===========   ==========   ============
Amortization.........      153,863        56,691            --             --           --        210,554
                       ===========   ===========   ===========    ===========   ==========   ============
Segment Profit.......    2,243,784       306,470            --             --           --      2,550,254
                       ===========   ===========   ===========    ===========   ==========   ============
Capital Assets.......      538,451       285,994            --             --           --        824,445
                       ===========   ===========   ===========    ===========   ==========   ============
Goodwill.............           --            --            --             --           --             --
                       ===========   ===========   ===========    ===========   ==========   ============
          Total
            Assets...  $12,768,296   $ 3,274,471   $        --    $        --   $       --   $ 16,042,767
                       ===========   ===========   ===========    ===========   ==========   ============

                                              FOR THE YEAR ENDED FEBRUARY 28, 1999
                       ----------------------------------------------------------------------------------
                        CONSUMER      BUSINESS      INTEGRATED     WIRELESS      COMPUTER
                       ELECTRONICS    PRODUCTS     APPLICATIONS    PRODUCTS      PRODUCTS       TOTAL
                       -----------   -----------   ------------   -----------   ----------   ------------
                                                       (I)            (I)          (II)
Sales................  $18,117,457   $10,896,071   $        --    $        --   $       --   $ 29,013,528
                       ===========   ===========   ===========    ===========   ==========   ============
Interest Expense.....      585,581       478,729            --             --           --      1,064,310
                       ===========   ===========   ===========    ===========   ==========   ============
Amortization.........       19,870        45,471            --             --           --         65,341
                       ===========   ===========   ===========    ===========   ==========   ============
Segment Profit.......    1,270,408       120,148            --             --           --      1,390,556
                       ===========   ===========   ===========    ===========   ==========   ============
Capital Assets.......      113,466       206,336            --             --           --        319,802
                       ===========   ===========   ===========    ===========   ==========   ============
Goodwill.............           --            --            --             --           --             --
                       ===========   ===========   ===========    ===========   ==========   ============
          Total
            Assets...  $ 4,327,710   $ 4,401,358   $        --    $        --   $       --   $  8,729,068
                       ===========   ===========   ===========    ===========   ==========   ============

                                              FOR THE YEAR ENDED FEBRUARY 28, 1998
                       ----------------------------------------------------------------------------------
                        CONSUMER      BUSINESS      INTEGRATED     WIRELESS      COMPUTER
                       ELECTRONICS    PRODUCTS     APPLICATIONS    PRODUCTS      PRODUCTS       TOTAL
                       -----------   -----------   ------------   -----------   ----------   ------------
                                                       (I)            (I)          (II)
Sales................  $ 7,601,931   $11,471,112   $        --    $        --   $       --   $ 19,073,043
                       ===========   ===========   ===========    ===========   ==========   ============
Interest Expense.....       49,735       264,509            --             --           --        314,244
                       ===========   ===========   ===========    ===========   ==========   ============
Amortization.........           --        23,955            --             --           --         23,955
                       ===========   ===========   ===========    ===========   ==========   ============
Segment Profit.......      225,086        13,390            --             --           --        238,476
                       ===========   ===========   ===========    ===========   ==========   ============
Capital Assets.......       31,688       102,384            --             --           --        134,072
                       ===========   ===========   ===========    ===========   ==========   ============
Goodwill.............           --            --            --             --           --             --
                       ===========   ===========   ===========    ===========   ==========   ============
          Total
            Assets...  $ 3,834,096   $ 1,068,693   $        --    $        --   $       --   $  4,902,789
                       ===========   ===========   ===========    ===========   ==========   ============

---------------

  (i) In the years ended February 29, 2000, and February 28, 1999 and 1998, the Company only operated in the consumer electronics and business products segments. Other segments were acquired in the acquisitions describe in
      Note 9.
 (ii) Acquired effective December 1, 2000, as described in Note 9.

                         COMMERCIAL CONSOLIDATORS CORP.

                                                                                   FEBRUARY 28,
                                                FEBRUARY 28,   FEBRUARY 29,   -----------------------
                                                    2001           2000          1999         1998
                                                ------------   ------------   ----------   ----------
                                                        (UNAUDITED)
RECONCILIATION OF PROFIT
Total profit for reportable segments..........  $ 9,018,483    $ 2,550,254    $1,390,556   $  238,476
                                                -----------    -----------    ----------   ----------
Unallocated amounts:
  Interest....................................    1,033,646             --            --           --
  General and administrative..................      821,627             --        72,000      128,000
  Selling and marketing.......................      128,192             --            --           --
  Foreign exchange loss (gain)................     (331,865)        89,732       (38,819)      12,376
  Amortization of goodwill....................       48,000             --            --           --
                                                -----------    -----------    ----------   ----------
                                                  1,699,600         89,732        33,181      140,376
                                                -----------    -----------    ----------   ----------
Income -- Before income taxes.................  $ 7,318,883    $ 2,460,522    $1,357,375   $   98,100
                                                ===========    ===========    ==========   ==========
RECONCILIATION OF ASSETS
Total assets in reportable segments...........  $64,438,959    $16,042,767    $8,729,068   $4,902,789
Unallocated assets
  Cash........................................       11,635         89,962            --           --
  Prepaid expenses and sundry assets..........       64,076         46,662            --           --
  Future income tax assets....................      506,108             --            --           --
  Deferred charges............................      427,545        149,419            --           --
  Goodwill....................................      662,624        710,624            --           --
                                                -----------    -----------    ----------   ----------
                                                $66,110,947    $17,039,434    $8,729,068   $4,902,789
                                                ===========    ===========    ==========   ==========

  (b) Geographic Information

                                                                                 FEBRUARY 28,
                                             FEBRUARY 28,   FEBRUARY 29,   -------------------------
                                                 2001           2000          1999          1998
                                             ------------   ------------   -----------   -----------
Sales:
  Domestic.................................  $ 40,848,202   $ 1,711,456    $ 1,269,846   $ 1,219,194
  Cuba.....................................    49,286,975    43,415,608     27,743,682    17,853,849
  Israel...................................    13,371,336            --             --            --
                                             ------------   -----------    -----------   -----------
                                             $103,506,513   $45,127,064    $29,013,528   $19,073,043
                                             ============   ===========    ===========   ===========
Accounts receivable and long-term
  receivable:
  Domestic.................................  $  8,964,936   $   505,536    $   209,157   $   261,786
  Cuba.....................................    11,198,472    10,358,667      5,117,543     3,469,760
  Israel...................................     2,958,639            --             --            --
                                             ------------   -----------    -----------   -----------
                                             $ 23,122,047   $10,864,203    $ 5,326,700   $ 3,731,546
                                             ============   ===========    ===========   ===========

                         COMMERCIAL CONSOLIDATORS CORP.

  (c) Enterprise -- Wide Disclosures

     In addition to the geographic information disclosed above, sales to the Company's five largest customers are as follows:

                                                                                   FEBRUARY 28,
                                                     FEBRUARY 28,   FEBRUARY 29,   -------------
CUSTOMER                                                 2001           2000       1999    1998
--------                                             ------------   ------------   -----   -----
A..................................................      13.3%          16.6%      20.3%   65.9%
B..................................................      12.6%          37.7%        --      --
C..................................................       7.0%           9.7%      22.5%     --
D..................................................       6.4%          19.3%      18.4%     --
E..................................................       7.3%            --         --      --

     Companies A through D are domiciled in Cuba and Company E is domiciled in Israel.

19. COMPARATIVE FIGURES

     Comparative figures have been reclassified in accordance with the current year's presentation.

20. RELATED PARTY TRANSACTIONS

     In addition to the $2,500,000 loan from a director described in Note 12 and the $750,000 due to former shareholders of Max (Note 9), related party transactions include:

          (a) Included in accounts receivable for the year ended February 29, 2000 was $131,000 (February 28, 1999 -- $156,000, 1998 -- $155,768) due
     from parties under common control, arising from sales of approximately $131,000 (1999 -- $543,500, 1998 -- $379,652) made in the normal course of operations and accounted for at normal trade terms. There are no similar amounts for 2001.

          (b) Included in advances from related parties is $230,415 due to shareholders of the Company which bears interest at 20% per annum, is due on demand and is unsecured. During the 2001 fiscal year, interest of $30,804 was paid on these loans. The remaining advances from related parties are non-interest bearing, have no fixed repayment terms and are unsecured. The related parties have agreed not to call any loans earlier than July 1, 2002.

          (c) As disclosed in Note 12, shareholders of the Company have provided personal guarantees in the amount of $300,000 for the term loan. The shareholders have not charged a fee for providing this guarantee.

          (d) Rent expenses includes $38,000 (2000 -- nil) paid to a company controlled by a shareholder of the Company in the normal course of operations accounted for at an amount of consideration established and agreed to by the related parties.

21. SUBSEQUENT EVENTS

  (a) Acquisitions

     The Company entered into a definite agreement to acquire, effective July 1, 2001, all of the issued and outstanding shares of Tri-Vu Interactive Corporation ("Tri-Vu"). The purchase price will be equal to 4.5 times the net income of Tri-Vu for the twelve month period ending May 31, 2002 and will be satisfied by issuing common shares of the Company at $3.74 per share. If Tri-Vu does not have a minimum net profit of $292,000 for the twelve month period ending May 31, 2002, or within a three month extension, the Company may rescind the purchase.

                         COMMERCIAL CONSOLIDATORS CORP.

  (b) Filing on Form 20-F

     Subsequent to year-end, the Company filed an initial registration statement on Form 20-F with the Securities and Exchange Commission of the United States. Accordingly, the disclosures in Note 22 have been prepared.

22. CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In certain respects, Canadian GAAP differs from United States generally accepted accounting principles ("U.S. GAAP"). The effects on the Company's financial statements resulting from these differences are summarized as follows:

BALANCE SHEET

                                                           FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                                               2001           2000           1999
                                                           ------------   ------------   ------------
TOTAL ASSETS UNDER CANADIAN GAAP.........................  $66,110,947    $17,039,434     $8,729,068
Adjustments in respect of:
  Write-off of start up costs (Note 22(a))...............   (1,631,702)      (416,344)       (40,903)
  Write-off of deferred finance charges (Note 22(a)).....     (770,750)      (359,722)            --
  Brand development Costs (Note 22(a))...................     (844,360)      (771,604)      (105,168)
  Share issue costs (Note 22(v)).........................           --       (149,419)            --
  Other assets (Note 22(x))..............................   (2,401,387)            --             --
  Adjustment in respect of Max (Note 22(y))..............   (8,879,238)            --             --
  Goodwill on reverse takeover(Note 22(b))...............     (662,624)      (710,624)            --
                                                           -----------    -----------     ----------
          TOTAL ASSETS UNDER U.S. GAAP...................  $50,920,886    $14,631,721     $8,582,997
                                                           ===========    ===========     ==========
LIABILITIES UNDER CANADIAN GAAP..........................  $34,143,223    $ 9,944,908     $7,296,736
  Detachable stock purchase warrants (Note 22(k))........     (358,290)            --             --
  Amortization of discount on debt securities (Note
     22(k))..............................................      216,794             --             --
  Adjustment in respect of Max (Note 22(y))..............   (7,925,479)            --             --
                                                           -----------    -----------     ----------
LIABILITIES UNDER U.S. GAAP..............................  $26,076,248    $ 9,944,908     $7,296,736
                                                           -----------    -----------     ----------
SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP.................  $31,967,724    $ 7,094,526     $1,432,332
Adjustment to opening balances to reflect effect of:
  Write-off of start up costs(Note 22(a))................     (416,344)       (40,903)            --
  Write-off of deferred finance charges (Note 22(a)).....     (359,722)            --             --
  Brand development Costs net of amortization (Note
     22(a))..............................................     (771,604)      (105,168)            --
  Share issue costs (Note 22(v)).........................      149,419             --             --
  Share issue costs (Note 22(v)).........................     (149,419)            --             --
  Goodwill on reverse takeover(Note 22(b))...............     (710,624)            --             --
                                                           -----------    -----------     ----------
Opening balance under U.S. GAAP, as adjusted.............   29,709,430      6,948,455      1,432,332
Adjustments in respect of:
  Write-off of start-up costs(Note 22(a))................   (1,415,026)      (375,441)       (40,903)
  Amortization of start-up costs(Note 22(a)).............      199,668             --             --
  Write-off of deferred finance charges (Note 22(a)).....     (444,241)      (359,722)            --
  Amortization of deferred finance charges (Note
     22(a))..............................................       33,213             --             --
  Brand development Costs net of amortization (Note
     22(a))..............................................      (72,756)      (666,436)      (105,168)
  Goodwill on reverse takeover(Note 22(b))...............           --       (710,624)            --
  Share issue costs (Note 22(v)).........................           --       (149,419)            --

                         COMMERCIAL CONSOLIDATORS CORP.

                                                           FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                                               2001           2000           1999
                                                           ------------   ------------   ------------
  Other assets (Note 22(x))..............................   (2,401,387)            --             --
  Amortization of goodwill on reverse takeover (Note
     22(b))..............................................       48,000             --             --
  Detachable stock purchase warrants (Note 22(k))........      358,290             --             --
  Adjustment in respect of Max (Note 22(y))..............     (953,759)            --             --
  Amortization of discount on debt securities (Note
     22(k))..............................................     (216,794)            --             --
                                                           -----------    -----------     ----------
SHAREHOLDERS' EQUITY UNDER U.S. GAAP.....................  $24,844,638    $ 4,686,813     $1,286,261
                                                           ===========    ===========     ==========

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                            FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                                                2001           2000           1999
                                                            ------------   ------------   ------------
NET INCOME UNDER CANADIAN GAAP............................  $ 7,111,947     $2,356,522     $1,192,445
Adjustments in respect of:
  Write-off of start-up costs (Note 22(a))................   (1,415,026)      (375,441)       (40,903)
  Amortization of start-up costs (Note 22(a)).............      199,668             --             --
  Write-off of deferred finance charges (Note 22(a))......     (444,241)      (359,722)            --
  Amortization of deferred finance charges (Note 22(a))...       33,213             --             --
  Brand development costs net of amortization (Note
     22(a))...............................................      (72,756)      (666,436)      (105,168)
  Foreign exchange (gain) loss (Note 22(e))...............     (331,865)        89,732        (38,819)
  Other assets (Note 22(x))...............................   (2,401,387)            --             --
  Share issue costs (Note 22(v))..........................           --       (149,419)            --
  Amortization of discount on debt securities (Note
     22(k))...............................................     (216,794)            --             --
  Adjustment in respect of Max (Note 22(y))...............       46,241             --             --
  Amortization of goodwill on reverse takeover (Note
     22(b))...............................................       48,000             --             --
                                                            -----------     ----------     ----------
NET INCOME UNDER U.S. GAAP................................    2,557,000        895,236      1,007,555
                                                            ===========     ==========     ==========
Other comprehensive income items:
  Change in cumulative foreign currency translation
     adjustment (Note 22(e))..............................      331,865        (89,732)        38,819
                                                            -----------     ----------     ----------
COMPREHENSIVE INCOME UNDER U.S. GAAP......................  $ 2,888,865     $  805,504     $1,046,374
                                                            ===========     ==========     ==========
II. Earnings per common share per U.S. GAAP (Note 22(i))
Basic
  Weighted average common shares outstanding..............   16,543,643      9,087,845      7,000,000
  Basic earnings per share................................  $      0.15     $     0.10     $     0.14
Diluted
  Weighted average common shares outstanding..............   18,446,563     10,110,158      7,438,700
  Diluted earnings per share..............................  $      0.14     $     0.09     $     0.14

                         COMMERCIAL CONSOLIDATORS CORP.

RECONCILIATION OF CONSOLIDATED OPERATING INCOME

     Canadian GAAP permits, in statements of operations, amortization of acquisition goodwill to be shown as a separate line item, net of tax, immediately before the display of net income. U.S. GAAP requires that statements of operation show as a line item "income before taxes," which is income, after deductions of all charges including amortization of acquisition goodwill, and which is understood as "operating income." Accordingly, U.S. GAAP requires the following be provided:

                                                           FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                                               2001           2000           1999
                                                           ------------   ------------   ------------
Income before income taxes and amortization of
  acquisition goodwill under Canadian GAAP...............  $ 8,281,843    $ 2,460,522     $1,357,375
Adjustments under U.S. GAAP as per reconciliation of
  consolidated statement of operations and comprehensive
  income.................................................   (4,554,947)    (1,461,286)      (184,890)
Amortization of acquisition goodwill (Note 22(w))........     (962,960)            --             --
                                                           -----------    -----------     ----------
Operating income under U.S. GAAP.........................  $ 2,763,936    $   999,236     $1,172,485
                                                           ===========    ===========     ==========

CONSOLIDATED STATEMENTS OF CASH FLOWS

     In accordance with Canadian GAAP, the movement in the long term receivable is recorded as a cash flow from (used in) operating activities.

     Under U.S. GAAP (SFAS 95), the movement in the long term receivable is treated as a cash flow from (used in) investing activities.

     Also, under U.S. GAAP, the impact of Max (Note 22(y)) on the consolidated statement of cash flows for the year ended February 28, 2001 would be excluded from consolidated cash flow information.

                         COMMERCIAL CONSOLIDATORS CORP.

     Accordingly, the previously prepared and audited consolidated statement of cash flows for 2000 and 2001 would have been adjusted under U.S. GAAP and presented as follows:

                                                         FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                                             2001           2000           1999
                                                         ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash flows used in operating activities under Canadian
  GAAP.................................................  $ (2,753,102)  $(2,135,377)   $(1,501,241)
Adjustment in respect of Max (Note 22(y))..............     2,474,870            --             --
Adjustment in respect of long term receivable..........       400,097     1,106,825             --
                                                         ------------   -----------    -----------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
  UNDER U.S. GAAP......................................  $    121,865   $(1,028,552)   $(1,501,241)
                                                         ------------   -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Cash flows provided by (used in) investing activities
  under Canadian GAAP..................................  $(13,190,331)  $  (656,521)   $  (251,071)
Adjustment in respect of Max (Note 22(y))..............        16,763            --             --
Adjustment in respect of long term receivable..........      (400,097)   (1,106,825)            --
                                                         ------------   -----------    -----------
CASH FLOWS USED IN INVESTING ACTIVITIES UNDER U.S.
  GAAP.................................................  $(13,573,665)  $(1,763,346)   $  (251,071)
                                                         ============   ===========    ===========
CASH FLOWS FROM FINANCING ACTIVITIES
Cash flows provided by financing activities under
  Canadian GAAP........................................    15,442,918            --             --
Adjustment in respect of Max (Note 22(y))..............    (2,313,899)           --             --
                                                         ------------   -----------    -----------
Cash flows from financing activities under U.S. GAAP...    13,129,019            --             --
                                                         ============   ===========    ===========

DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP AND ADDITIONAL DISCLOSURES

  (a) Deferred Charges

          (i) Start Up Costs. In accordance with Canadian GAAP (EIC-27), costs incurred for the Company's new business ventures have been capitalized and will be charged to income when commercial operations commence.

          Under U.S. GAAP, start up costs (SOP 98-5) should be expensed when incurred.

          Accordingly, the previously prepared and audited statements of operations for 1999, 2000 and 2001 would have been restated under U.S. GAAP to expense the new venture pre-operating costs incurred in those years. Shareholders' equity as at March 1, 1999 and March 1, 2000 are also reduced by $40,903 and $416,344 respectively to reflect this restatement.

          (ii) Financing Costs. In accordance with Canadian GAAP, financing costs incurred to arrange debt financing are deferred and amortized on a straight line basis over five years.

          In accordance with U.S. GAAP, certain of the costs incurred to obtain the loans described in Notes 10, 11 and 12 should be expensed in the year the loans were arranged. Other costs should be written off over the term of the loans. As all of the loans were originally for one year, these costs have been expensed in fiscal 2000 and 2001 under U.S. GAAP.

          (iii) Brand Development Costs. The costs incurred to acquire or purchase various distribution rights to distribute products under an exclusive license from distributors are capitalized as brand development costs under Canadian GAAP, as the Company will realize future benefits over the period.

          The Company has reviewed the provisions of SOP 98-5 and related footnotes with respect to the brand development costs. The Company believes that the provisions of SOP 98-5 and related footnotes in

                         COMMERCIAL CONSOLIDATORS CORP.

     effect could apply to these costs. Accordingly, in accordance with the provisions of SOP 98-5, the Company has written off the brand development costs under U.S. GAAP.

  (b) Goodwill on Reverse Takeover

     In accordance with Canadian GAAP (EIC 10), the excess of purchase consideration paid in a reverse takeover transaction over the sum of the amounts assigned to the assets acquired and liabilities assumed is recorded as goodwill as described in Note 23.

     In accordance with U.S. GAAP, the purchase consideration paid on the merger of a public shell and a private operating company is accounted for as a recapitalization of the private operating company and no goodwill is recorded.

     Accordingly, the reverse takeover transaction previously recorded in accordance with Canadian GAAP would have been adjusted under U.S. GAAP and is presented as follows:

Cash........................................................  $  321,749
Sundry assets...............................................       6,912
Goodwill (Note 23)..........................................     710,624
                                                              ----------
                                                               1,039,285
Accounts payable and accrued liabilities....................     (42,480)
                                                              ----------
Purchase consideration in accordance with Canadian GAAP.....  $  996,805
Less: Goodwill on reverse takeover..........................    (710,624)
                                                              ----------
Net assets acquired in accordance with U.S. GAAP............  $  286,181
                                                              ==========
Net assets acquired in accordance with U.S. GAAP consist of:
Cash........................................................  $  321,749
Sundry assets...............................................       6,912
                                                              ----------
                                                                 328,661
Less: Accounts payable and accrued liabilities..............     (42,480)
                                                              ----------
Net assets acquired.........................................  $  286,181
                                                              ==========

     As a result, the previously prepared and audited balance sheets for 2001 and 2000 would have been restated to record the reverse takeover transaction effectively at net assets value under U.S. GAAP by reducing the goodwill and share capital recorded under Canadian GAAP. In addition, the statements of operations for 2001 are also adjusted to reverse the annual amortization of goodwill of $48,000.

  (c) Accounts Receivable

     The consolidated financial statements include accounts receivable net of an allowance for doubtful accounts. In accordance with U.S. GAAP, the allowance for doubtful accounts should be separately disclosed in the financial statements. Accordingly, the following information is presented:

                                                    FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                                        2001           2000           1999
                                                    ------------   ------------   ------------
Accounts receivable...............................  $22,273,885     $9,786,760     $5,356,082
Impact of Max (Note 22(y))........................   (4,983,277)            --             --
                                                    -----------     ----------     ----------
Accounts receivable under U.S. GAAP...............   17,290,608      9,786,760      5,356,082
Less: Allowance for doubtful accounts.............      658,760         29,382         29,382
                                                    -----------     ----------     ----------
Net accounts receivable under U.S. GAAP...........  $16,631,848     $9,757,378     $5,326,700
                                                    ===========     ==========     ==========

                         COMMERCIAL CONSOLIDATORS CORP.

  (d) Long-Term Receivable

     The method of accounting for the long-term receivable adopted by the Company is substantially similar to U.S. GAAP (APB Opinion 21). Accordingly, there are no material net differences between Canadian and U.S. GAAP in accounting for the long term receivable except for additional disclosures to conform with U.S. GAAP as follows:

                                                         FEBRUARY 28, 2001   FEBRUARY 29, 2000
                                                         -----------------   -----------------
The face value of the receivable.......................     $1,671,000          $1,263,006
                                                            ==========          ==========
Effective interest rate................................            4.5%                4.5%
                                                            ==========          ==========

  (e) Translation of Foreign Currency Statements

     In accordance with Canadian GAAP (CICA Handbook Section 1650), the results of foreign operations which are financially and operationally integrated with the Company have been translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year-end. Other assets and liabilities have been translated at the historical exchange rate. Any foreign currency denominated long-term debt would have been translated at the year-end rate with any resulting gain or loss thereon amortized over the remaining term of the debt. Revenue and expense items are translated at the average rate of exchange for the year.

     The functional currency of all non-Canadian subsidiaries is United States dollars. Consequently, assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at exchange rate prevailing at the balance sheet date and the result of operations at the average rate for the period, and the effects of foreign currency translation adjustments are included as a component of shareholder's equity.

     The functional currency of all Canadian subsidiaries is Canadian dollars. All amounts and liabilities denominated in U.S. dollars have been converted into Canadian dollars at the exchange rate prevailing at the balance sheet date and the consolidated results of operations at the average rate for the period.

     The functional currency of the Company is the U.S. dollar. As the reporting currency in these financial statements is the Canadian dollar, assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the exchange rate prevailing at the balance sheet date, and the consolidated results of operations at the average rate for the period.

     Notwithstanding, that there are no differences in accounting for the translation of foreign exchange between Canadian GAAP described above and U.S. GAAP (SFAS 52), SFAS 52 requires that the cumulative net translation adjustment be included as a separate component of shareholders' equity and that the adjustment be disclosed, under FAS130 as a component of comprehensive income.

     Accordingly, in addition to the disclosure of comprehensive income as shown in this note, the presentation of shareholders' equity to conform with U.S. GAAP after taking into account all adjustments previously described, as well as not recording under U.S. GAAP shares issued in respect of Max (Note 22(y)), will be as follows:

                                                       CUMULATIVE
                                                        FOREIGN
                                                        CURRENCY                     TOTAL
                                          CAPITAL     TRANSLATION     RETAINED    SHAREHOLDERS
                                           STOCK      ADJUSTMENTS     EARNINGS       EQUITY
                                        -----------   ------------   ----------   ------------
Common stock and other Balance, March
  1, 1998.............................  $       300     $     --     $  239,587   $   239,887
Translation adjustment................           --       38,819             --        38,819
Net income............................           --           --      1,007,555     1,007,555
                                        -----------     --------     ----------   -----------

                         COMMERCIAL CONSOLIDATORS CORP.

                                                       CUMULATIVE
                                                        FOREIGN
                                                        CURRENCY                     TOTAL
                                          CAPITAL     TRANSLATION     RETAINED    SHAREHOLDERS
                                           STOCK      ADJUSTMENTS     EARNINGS       EQUITY
                                        -----------   ------------   ----------   ------------
Balance, February 28, 1999............          300       38,819      1,247,142     1,286,261
Issued during the year
  Proceeds from private placement.....    2,923,170           --             --     2,923,170
  Costs of reverse takeover...........     (289,270)          --             --      (289,270)
  Exercise of options.................       70,000           --             --        70,000
Translation adjustment................           --      (89,732)            --       (89,732)
Net income............................           --           --        895,236       895,236
Distributions on convertible shares...           --           --       (108,852)     (108,852)
                                        -----------     --------     ----------   -----------
Balance, February 29, 2000............    2,704,200      (50,913)     2,033,526     4,686,813
Issued during the year
  Acquisition of YAM International
     Communications Inc...............    4,801,170           --             --     4,801,170
  Acquisition of La Societe Desig
     Inc..............................   11,625,000           --             --    11,625,000
  Exercise of warrants................      434,500           --             --       434,500
  Detachable stock purchase
     warrants.........................      358,290           --             --       358,290
  Share issue costs...................     (149,419)          --             --      (149,419)
  Share issue costs...................      149,419           --             --       149,419
  Exercise of options.................       50,000           --             --        50,000
Translation adjustment................           --      331,865             --       331,865
Net income............................           --           --      2,557,000     2,557,000
                                        -----------     --------     ----------   -----------
Balance under U.S. GAAP, February 28,
  2001................................  $19,973,160     $280,952     $4,590,526   $24,844,638
                                        ===========     ========     ==========   ===========

  (f) Exchange Gains and Losses on Long-Term Monetary Items

     In accordance with Canadian GAAP (CICA Handbook section 1650), unrealized gains and losses on long-term monetary items with an ascertainable life are deferred and amortized over the life of the asset or liability.

     In accordance with U.S. GAAP (SFAS 52, 133 and 138), such exchange gains and losses should be included in the determination of income for the period in which the exchange rate changes. This difference in the accounting treatment under U.S. GAAP would not result in any material adjustment.

  (g) Government Assistance

     In accordance with Canadian GAAP (CICA Handbook section 3850), investment tax credits and government assistance have been applied against the current expenditures or as a reduction of capital costs. The accounting principle used to account for these investment tax credits and government assistance are consistent with an acceptable method of accounting under U.S. GAAP (APB Opinion
4). Consequently, there are no significant differences to record.

                         COMMERCIAL CONSOLIDATORS CORP.

  (h) Acquisitions

     As described in Note 9, the Company acquired YAM International Communications Inc. ("YAM") effective April 1, 2000, La Societe Desig Inc. ("Desig") effective May 1, 2000, and Max Systems Group Inc. ("Max") effective December 1, 2000 under Canadian GAAP, but as of September 4, 2001 under U.S. GAAP. In accordance with disclosures required under U.S. GAAP (APB Opinion 16) with respect to YAM and Desig, and under Regulation S-X with respect to Max, the Company is required to disclose the pro-forma consolidated results of operations had these acquisitions been completed as at the beginning of fiscal 2001. Accordingly, the results of consolidated pro-forma operations, based on U.S. GAAP, for the fiscal year are presented as follows:

                               COMMERCIAL
                              CONSOLIDATORS       YAM           DESIG           MAX
                              -------------   ------------   ------------   ------------
                              FEBRUARY 28,    FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                  2001            2001           2001           2001             TOTAL
                              -------------   ------------   ------------   ------------      ------------
Revenue.....................   $51,453,819    $66,781,275     $3,219,261    $39,681,148       $161,135,503
Cost of goods sold..........    41,985,383     56,040,680        294,677     34,951,488        133,272,228
                               -----------    -----------     ----------    -----------       ------------
Gross profit................     9,468,436     10,740,595      2,924,584      4,729,660         27,863,275
                               -----------    -----------     ----------    -----------       ------------
Expenses....................     6,907,206      7,262,424        946,256      5,390,790(viii)   20,506,676
                               -----------    -----------     ----------    -----------       ------------
Income (loss) -- Before
  foreign exchange..........     2,561,230      3,478,171      1,978,328       (661,130)         7,356,599
Foreign exchange gain.......       162,089        265,353             --             --            427,442
                               -----------    -----------     ----------    -----------       ------------
Income (loss) -- before
  income taxes..............     2,723,319      3,743,524      1,978,328       (661,130)         7,784,041
Provision (recovery) for
  income taxes..............        29,789        357,258        465,860        (28,922)           823,985
                               -----------    -----------     ----------    -----------       ------------
Net income (loss) before
  amortization of
  goodwill..................   $ 2,693,530    $ 3,386,266     $1,512,468    $  (632,208)      $  6,960,056
                               ===========    ===========     ==========    ===========
Pro-forma amortization of
  goodwill(i)...............                                                                    (1,198,503)
                                                                                              ------------
Net pro-forma income under
  Canadian GAAP.............                                                                     5,761,553
Adjustments to reconcile net
  income under Canadian GAAP
  to net income under U.S.
  GAAP(ii)..................                                                                    (4,601,188)
                                                                                              ------------
Pro-forma net income under
  U.S. GAAP.................                                                                  $  1,160,365
                                                                                              ============
Pro-forma earnings per
  common share
Basic
  Weighted average common
     shares
     outstanding(iii).......                                                                    17,406,931
  Pro-forma basic earnings
     per share..............                                                                  $       0.07
Diluted
  Weighted average common
     shares
     outstanding(iii).......                                                                    19,309,850
  Pro-forma diluted earnings
     per share..............                                                                  $       0.06

                         COMMERCIAL CONSOLIDATORS CORP.

     In addition, in accordance with disclosures required under U.S. GAAP (APB Opinion 16) and Regulation S-X, the Company is required to disclose the pro-forma consolidated results of operations, had these acquisitions been completed as at the beginning of fiscal 2000. Accordingly, the results of consolidated pro-forma operations, based on U.S. GAAP, for the fiscal year 2000 are presented as follows:

                                   COMMERCIAL
                                  CONSOLIDATORS       YAM           DESIG           MAX
                                  -------------   ------------   ------------   ------------
                                  FEBRUARY 29,    FEBRUARY 29,   FEBRUARY 29,   FEBRUARY 29,
                                      2000            2000           2000           2000          TOTAL
                                  -------------   ------------   ------------   ------------   ------------
Revenue.........................   $45,127,064    $35,538,078     $1,922,423    $45,241,573    $127,829,138
Cost of goods sold..............    36,071,650     31,765,237        419,264     40,574,838     108,830,989
                                   -----------    -----------     ----------    -----------    ------------
Gross profit....................     9,055,414      3,772,841      1,503,159      4,666,735      18,998,149
                                   -----------    -----------     ----------    -----------    ------------
Expenses........................     6,505,160      1,312,182        900,502      4,972,106      13,689,950
                                   -----------    -----------     ----------    -----------    ------------
Income (loss) -- before foreign
  exchange......................     2,550,254      2,460,659        602,657       (305,371)      5,308,199
Other income....................            --             --          1,333             --           1,333
Foreign exchange loss...........       (89,732)            --             --             --         (89,732)
                                   -----------    -----------     ----------    -----------    ------------
Income (loss) -- before income
  taxes.........................     2,460,522      2,460,659        603,990       (305,371)      5,219,800
Provision (recovery) for income
  taxes.........................       104,000             --        121,504        (21,561)        203,943
                                   -----------    -----------     ----------    -----------    ------------
Net income (loss) before
  amortization of goodwill......   $ 2,356,522    $ 2,460,659     $  482,486    $  (283,810)   $  5,015,857
                                   ===========    ===========     ==========    ===========
Pro-forma amortization of
  goodwill (i)..................                                                                 (1,198,503)
                                                                                               ------------
Net pro-forma income under
  Canadian GAAP.................                                                                  3,817,354
Adjustments to reconcile net
  income under Canadian GAAP to
  net income under U.S.
  GAAP(ii)......................                                                                 (1,461,286)
                                                                                               ------------
Pro-forma net income under U.S.
  GAAP..........................                                                               $  2,356,068
                                                                                               ============
Pro-forma earnings per common
  share
Basic
  Weighted average common shares
     outstanding(iii)...........                                                                 13,717,257
  Pro-forma basic earnings per
     share......................                                                               $       0.17
Diluted
  Weighted average common shares
     outstanding(iii)...........                                                                 14,395,570
  Pro-forma diluted earnings per
     share......................                                                               $       0.16

(i) Goodwill arising on the acquisitions is amortized over a period of 20 years on a straight line basis as described in Note 2(e). The pro forma consolidated statement of operations includes the amortization

                         COMMERCIAL CONSOLIDATORS CORP.

      of goodwill on acquisition for 12 months as though the companies had combined as of the beginning of the year.

(ii) Adjustments to reconcile net income under Canadian GAAP to net income under U.S. GAAP represents the net difference of various adjustments reported in the reconciliation of consolidated statements of operations and comprehensive income (Note 22).

(iii) The weighted average number of common shares outstanding has been determined on the basis as though the companies had combined at the beginning of the year and the shares issued on the acquisition have been outstanding for the year.

(iv) Goodwill arising on the acquisition is amortized over a period of 20 years on a straight line basis as described in Note 2(e). The pro-forma consolidated statement of operations includes the amortization of goodwill on acquisition for nine months as though the companies had combined as of the beginning of the period.

(v) The pro-forma condensed statement of income of YAM for the year ended February 28, 2001 has been prepared by adding the unaudited internally prepared interim period results for the month of March 31, 2000 to the audited statement of income for the eleven month period ended February 28, 2001. The average exchange rate used for Canadian dollars exchanged for U.S. dollars, expressed in terms of Canadian dollars, was $1.50 per U.S. $1.00.

     The pro-forma condensed statement of income of Desig for the year ended February 28, 2001 has been prepared by adding the unaudited internally prepared interim period results for the two months ended April 30, 2000 to the unaudited statement of income for the ten month period ended February 28, 2001.

     The pro-forma condensed statement of income for Max for the year ended February 28, 2001 has been prepared by adding the unaudited internally prepared interim period results for the five months ended July 31, 2000 to the audited statement of income for the seven month period ended February 28, 2001.

(vi) The pro-forma condensed statement of income of YAM for the year ended February 29, 2000 has been prepared by adding the unaudited internally prepared subsequent interim period results for the two months ended February 29, 2000 to the audited statement of income for the fiscal year ended December 31, 1999 and deducting the unaudited internally prepared income statement for the two months period ended February 28, 1999. The average exchange rate used for Canadian dollars exchanged for U.S. dollars, expressed in terms of Canadian dollars, was $1.48 per U.S. $1.00.

     The pro-forma condensed statement of income of Desig for the year ended February 29, 2000 has been prepared by adding the unaudited internally prepared interim period results for the four months ended February 29, 2000 to the audited statement of income for the fiscal year ended October 31, 1999 and deducting the unaudited internally prepared income statement for the four month period ended February 28, 1999.

     The pro-forma condensed statement of income of Max for the year ended February 29, 2000 has been prepared by adding the unaudited internally prepared interim period results for the seven months ended February 29, 2000 to the audited statement of income for the fiscal year ended July 31, 1999 and deducting the unaudited internally prepared income statement for the seven month period ended February 28, 1999.

(vii) MAX's expenses disclosed in the pro-forma financial statements prepared for the year ended February 28, 2001 include $990,000 unusual, non-recurring expenses for the period. These expenses represent the charges paid by MAX to one of its corporate shareholders (686545 Alberta Ltd.) as a one-time payment to fund certain activities of that company that are outside of the business activities of MAX and the Company. As the relationship with 686545 Alberta Ltd. no longer exists, these activities will not be repeated. As these expenses are infrequent and discretionary, the Company believes that these expenses will not be payable in future and pro-forma financial statements presented above should be revised to exclude these expenses in the pro-forma information as these expenses would not have been

                         COMMERCIAL CONSOLIDATORS CORP.

incurred as part of ongoing operations. Accordingly, the adjusted supplemental pro-forma information for the year ended February 28, 2001 would be presented as follows:


Pro-forma net income under U.S. GAAP as presented above.....  $ 1,160,365
Add: Unusual and discretionary management charges...........      990,000
                                                              -----------
Supplemental pro-forma net income under U.S. GAAP...........  $ 2,150,365
                                                              ===========
Supplemental pro-forma earnings per share
Basic
  Weighted average common shares outstanding................   17,406,931
  Supplemental pro-forma basic earnings per share...........  $      0.12
Diluted
  Weighted average common shares outstanding................   19,309,850
  Supplemental pro-forma diluted earnings per share.........  $      0.11

  (i) Earnings Per Share

     There are no significant differences in the calculations of basic and diluted earnings per share in accordance with Canadian GAAP and U.S. GAAP except for (i) the effect of reducing the number of shares outstanding under Canadian GAAP from 16,601,661 (basic) and 18,446,543 (fully diluted) by 58,018 shares, thereby reflecting that, under U.S. GAAP, 235,294 shares issued in connection with the acquisition of Max on December 1, 2000 (Note 13) would, for U.S. GAAP, not be considered issued (Note 22(y)), and (ii) the additional disclosures required to conform to U.S. GAAP as follows:

                                                                                 EARNINGS
                                                         INCOME       SHARES     PER SHARE
                                                       ----------   ----------   ---------
February 28, 2001
Basic Earnings per share
Net income available to common shareholders..........  $2,557,000   16,543,643     $0.15
                                                                                   =====
Effect of dilutive securities
Stock Options........................................          --    1,095,250
Share purchase warrants..............................          --      807,670
                                                       ----------   ----------
Diluted Earnings per share
Income available to common shareholders..............  $2,557,000   18,446,543     $0.14
                                                       ==========   ==========     =====

     Share purchase warrants to purchase 216,667 shares of common stock at $4.60 were outstanding as at February 28, 2001. These warrants were not included in the computation of diluted earnings per share because the effect was antidilutive.

                                                                                EARNINGS
                                                         INCOME      SHARES     PER SHARE
                                                        --------   ----------   ---------
February 29, 2000
Basic Earnings per share
Net income available to common shareholders...........  $895,236    9,087,845     $0.10
                                                                                  =====
Effect of dilutive securities
Stock Options.........................................        --      599,216
Share purchase warrants...............................        --      423,097
                                                        --------   ----------
Diluted Earnings per share
Income available to common shareholders...............  $895,236   10,110,158     $0.09
                                                        ========   ==========     =====

                         COMMERCIAL CONSOLIDATORS CORP.

                                                                                 EARNINGS
                                                          INCOME      SHARES     PER SHARE
                                                        ----------   ---------   ---------
February 28, 1999
Basic Earnings per share
Net income available to common shareholders...........  $1,007,555   7,000,000     $0.14
                                                                                   =====
Effect of dilutive securities
Stock Options.........................................          --     438,700
                                                        ----------   ---------
Diluted Earnings per share
Income available to common shareholders...............  $1,007,555   7,438,700     $0.14
                                                        ==========   =========     =====

     3,335,000 share purchase warrants with two full warrants entitling the holder to acquire an additional common share at $2.00 were outstanding as at February 28, 1999. These warrants were not included in the computation of diluted earnings per share because the effect was antidilutive.

  (j) Stock Options

     U.S. GAAP (SFAS 123) requires certain disclosures regarding stock options granted to employees as compensation under stock option plans. The Company has applied Canadian GAAP, which is similar to the U.S. GAAP (APB 25). There are no differences noted in respect of the options granted.

     However, in accordance with SFAS 123, the Company would be required, in any event, to disclose the following:

          "The Company is required to adopt SFAS 123, Accounting for Stock-Based Compensation. In accordance with the provisions of SFAS 123, therefore, the Company applied APB Opinion No. 25 and related interpretations in accounting for its employee stock option plans. In April 2000, the FASB issued FASB Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB No. 25". The Company has adopted the provisions of FIN No. 44, and such adoption did not materially impact the Company's results of operations. In accordance with APB Opinion No. 25, the Company would not recognize compensation expense for its stock-based compensation plans as the Company has fixed stock compensation plan and the exercise price of options granted under the plan was not less then the than current fair market value of common shares."

     SFAS 123 requires entities that account for awards for stock-based compensation to employees in accordance with APB 25 to present pro-forma disclosures of net income and earnings per share as if compensation cost was measured at the date of grant based on fair value of the award. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

Expected life of options....................................  3 years
Risk free interest rate.....................................        4%
Expected volatility.........................................       42%
Expected dividend yield.....................................      0.0%

     The Black Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                         COMMERCIAL CONSOLIDATORS CORP.

     Had the compensation costs for the Company's stock option plan been recognized based upon the fair value on the grant date under the methodology prescribed by SFAS 123, the Company's income from continuing operations and earnings per share for the years ended February 28, 2001, February 29, 2000 and February 28, 1999 would have been impacted as indicated in the following table. The pro-forma results which reflect only the impact of the options granted as follows:

                          FEBRUARY 28, 2001       FEBRUARY 29, 2000        FEBRUARY 28, 1999
                       -----------------------   --------------------   -----------------------
                        REPORTED    PRO-FORMA    REPORTED   PRO-FORMA    REPORTED    PRO-FORMA
                       ----------   ----------   --------   ---------   ----------   ----------
Net income (loss)....  $2,557,000   $2,124,000   $895,236   $895,236    $1,007,555   $1,007,555
Basic EPS............        0.15         0.13       0.10       0.10          0.14         0.14
Diluted EPS..........        0.14         0.12       0.09       0.09          0.14         0.14

     In accordance with U.S. GAAP (paragraph 47(b) to FAS 123), the weighted-average grant-date fair value of options granted during the year is disclosed as under:

                                               NUMBER OF                      WEIGHTED AVERAGE
                                                OPTIONS    WEIGHTED AVERAGE      GRANT-DATE
PERIOD                                          GRANTED     EXERCISE PRICE      FAIR VALUES
------                                         ---------   ----------------   ----------------
Options granted with an exercise price equals
  the market price:
  February 29, 2000..........................  1,107,000         1.11               1.11
Options granted with an exercise price less
  than the market price:
  February 29, 2000..........................    173,100         2.21               2.47
  February 28, 2001..........................  2,397,600         3.78               4.20

  (k) Warrants Issued with Debt

     In accordance with U.S. GAAP (APB Opinion 14), when the detachable share warrants are issued in conjunction with debt, the portion of the proceeds of the debt issued which is attributable to the detachable share warrants should be accounted for as paid in capital. The remainder of the proceeds, being the fair value of debt securities without the warrants, are then accounted for as debt. Any resulting discount or premium on the debt securities, calculated as the difference between the fair value attributed to the debt and its face amount, should be amortized over the term of debt (APB 12). The fair value for these warrants was estimated at the date of issuance of the debt using a Black-Scholes pricing model with the following weighted average assumptions:

Expected life of warrants...................................  1 - 2 years
Risk free interest rate.....................................           4%
Expected volatility.........................................          54%
Expected dividend yield.....................................         0.0%

     Accordingly, the previously prepared and audited balance sheet for 2001 would have been restated under U.S. GAAP to record a portion of the proceeds of the debt issued as paid in capital. In addition, the previously prepared and audited statement of operations for 2001 would have been restated under U.S. GAAP to amortize the discount on the debt securities.

  (l) Accounting for Derivative Instruments and Hedging Activities

     In June 1998, the Financial Accounting Standards Board ("FASB"), issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and for Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS

                         COMMERCIAL CONSOLIDATORS CORP.

No. 133 also requires that changes in the derivatives fair value be recognized currently in earnings unless specific hedge accounting criteria are met and that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. The Company is currently evaluating this statement, but does not expect that it will have a material impact on the Company's financial position or results of operations.

     Notwithstanding that the provisions of SFAS 133 did not yet apply to the Company for the year ended February 28, 2001 and cannot be applied retroactively, the Company did, in accordance with Canadian GAAP, and as disclosed in Note 3, mark to market a foreign exchange contract for U.S. $2,000,000 during the year ending February 28, 2000. The Company did not renew the contract.

  (m) Long-Lived Assets

     U.S. GAAP requires that the Company specifically state that it will follow the provisions of SFAS 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." Accordingly, under U.S. GAAP the Company would disclose, as part of its significant accounting policies that it assesses the recoverability of its long-lived assets by determining whether the asset balance can be recovered over the remaining depreciation or amortization period through projected undiscounted future cash flows.

     Canadian GAAP does not require the Company to specifically state this principle, but any impairment in the value of the long lived assets will be provided for in the year any long lived asset is considered impaired.

  (n) Income Taxes

     Under U.S. GAAP, the amounts applicable to domestic and foreign income taxes would be disclosed separately as follows:

                                   FEBRUARY 28, 2001         FEBRUARY 29, 2000         FEBRUARY 28, 1999
                                -----------------------   -----------------------   -----------------------
                                COMPONENT    TAX EFFECT   COMPONENT    TAX EFFECT   COMPONENT    TAX EFFECT
                                ----------   ----------   ----------   ----------   ----------   ----------
Domestic
Income (loss) before taxes....  $1,602,851    $106,630    $ (737,503)   $ 53,027    $    7,245    $140,930
Foreign
Income before income taxes....     954,149     100,306     1,736,739      50,973     1,165,240      24,000
                                ----------    --------    ----------    --------    ----------    --------
                                $2,557,000    $206,936    $  999,236    $104,000    $1,172,485    $164,930
                                ==========    ========    ==========    ========    ==========    ========

     An income tax rate of 2.5% is applicable on the income earned by foreign operations which are mainly taxed in Barbados.

  (o) Shipping and Delivery Expenses

     U.S. GAAP (EITF 00-10) requires a disclosure of the treatment of shipping and delivery expenses. Accordingly the following disclosures would be required in the summary of significant accounting policies:

     The Company includes shipping and delivery expenses in cost of sales.

  (p) Information as to Products, Geographic Markets, Significant Estimates and Concentrations

     United States GAAP requires information as to products, significant estimates and concentrations and geographic markets, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in Notes 2, 3, and 18. There is no substantive difference between the information required by U.S. GAAP and that provided in the notes referred to above and supplemented herein.

                         COMMERCIAL CONSOLIDATORS CORP.

  (q) Segmented Information

     U.S. GAAP (SFAS 131) requires information as to products and geographic markets to be disclosed in the notes to financial statements. There are no material differences between Canadian and U.S. GAAP in relation to segment information disclosure to conform with U.S. GAAP. However U.S. GAAP requires the following additional segment information disclosures:

GEOGRAPHICAL INFORMATION

                                                             FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                                                 2001           2000           1999
                                                             ------------   ------------   ------------
Capital assets
Canada.....................................................   $3,561,801      $538,451       $206,330
United States..............................................      179,542            --             --
Cuba.......................................................      831,129       285,994        113,472
                                                              ----------      --------       --------
                                                              $4,572,472      $824,445       $319,802
                                                              ==========      ========       ========

  (r) Comprehensive Income

     U.S. GAAP (SFAS 130) requires information as to comprehensive income and components thereof. The only substantial component of comprehensive income, as defined in SFAS 130, relates to foreign currency translation matters. Accordingly, the information at Note 22 (e) provides substantially all the disclosures required by SFAS 130.

  (s) Recent Accounting Pronouncements

     U.S. GAAP (Securities and Exchange Commission Staff Accounting Bulletin 74) requires that recently enacted pronouncements that may have an impact on financial statements be discussed and the impact, if known, disclosed. Accordingly, under U.S. GAAP, the following disclosures are required:

          (i) In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has adopted the provisions of SAB 101 and such adoption did not materially impact the Company's operations or financial position.

          (ii) On June 29, 2001, SFAS No. 141, "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), were issued. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the criteria that intangible assets in a business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment, at least annually, in accordance with the provisions of SFAS
     142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and be reviewed for impairment in accordance with SFAS 121, "Accounting for the Impairment of Long-lived Assets to be Disposed Of." The provisions of SFAS 141 are effective immediately, except with regard to business combinations initiated prior to July 1, 2001. SFAS 142 will be effective as of March 1, 2002 for the Company. Goodwill and other intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS
     142. The Company is currently evaluating the effect that the adoption of SFAS 141 and SFAS 142 will have on its results of operations and its financial position having determined to the date of these financial statements that, other than the identification and separate recognition of intangible assets separate from goodwill

                         COMMERCIAL CONSOLIDATORS CORP.

     acquired in its business combinations as required under SFAS 141, there would have been no impact of SFAS 141 had its provisions been applied to the previously completed acquisition described in Note 9.

     As the principles stated in both of these pronouncements are substantially similar to those followed under Canadian Generally Accepted Accounting Principles, when these pronouncements have been reviewed and implemented by the Company, there will continue to be no differences between Canadian and U.S. GAAP in respect of revenue recognition or accounting for business combinations or goodwill and other intangible assets.

  (t) Reconciliation of Canadian GAAP and U.S. GAAP

     As described in Note 21, the Company is filing a registration statement with United States Securities regulatory authorities. Accordingly, the information regarding differences between Canadian and United States GAAP contained herein has been prepared. However, the reconciliation of Canadian GAAP to U.S. GAAP is not presented for February 28, 1998, the earliest of the four years of the financial statements, as such a reconciliation for that year has not been previously included in any filings under the relevant United States securities legislation and, therefore, is not required.

  (u) Difference in Various Accounting Terms Used in Canadian GAAP and U.S. GAAP

     In Canadian GAAP some of the accounting terms used differ from U.S. GAAP. The following is a summary:

CANADIAN GAAP                                           U.S. GAAP
-------------                                           ---------
Capital Assets                  Property, plant and equipment
Goodwill                        Excess of cost over fair value of net assets acquired
Amortization of capital assets  Depreciation of tangible capital assets
Future income taxes             Deferred income taxes

  (v) Share Issue Costs

     In accordance with Canadian GAAP, share issue costs are deferred and charged against the share capital raised by the Company.

     In accordance with U.S. GAAP, the share issue costs not associated with a specific offering are considered as a period cost. Accordingly, these costs should be expensed.

  (w) Amortization of Acquisition Goodwill

     In accordance with Canadian GAAP (CICA Handbook Section 1580), the amortization of acquisition goodwill has been presented as a separate line item in the consolidated statement of operations after income taxes.

     For U.S. GAAP purposes, amortization of acquisition goodwill is considered to be an operating expense. Accordingly, the amortization of acquisition goodwill should be expensed to arrive at operating income from operations under U.S. GAAP.

  (x) Other Assets

     The costs incurred in initial support of the activities of a business partner in respect of products assembled by the business partners from products provided by the Company, as obligated under an exclusive supply contract, are capitalized as other assets under Canadian GAAP, as the Company will realize future benefits over the period.

                         COMMERCIAL CONSOLIDATORS CORP.

     The Company has reviewed the provisions of SOP 98-5 and related footnotes with respect to the other assets. The Company believes that the provisions of SOP 98-5 and related footnotes in effect could apply to these costs. Accordingly, in accordance with the provisions of SOP 98-5 the Company has written off other assets under U.S. GAAP.

  (y) Acquisition of Max

     Canadian GAAP permits the commencement of consolidation of financial position and results of operations and, in effect, the recording of a purchase business combination as of the effective date of a written agreement, the effect of which provides that control of the acquired enterprise is effectively transferred to the acquirer on that date, subject only to those considerations required to protect the interests of the parties involved. In addition, Canadian GAAP (CICA Handbook 1590) also requires that consolidation commence when one company takes operational control over another company.

     The conditions of acquisition of control of Max have been agreed to be effective as of December 1, 2000, and the transfer of control effected at that date. Effective December 1, 2000, the Company and Max commenced extensive operational integration. Therefore, the purchase of Max is recorded as of that date under Canadian GAAP.

     U.S. GAAP (APB 16, paragraph 93 and SFAS 141, paragraph 48), however, specifically requires that an acquisition be recorded and consolidation commence only at the specific date that, based on the relevant contract, assets have been acquired, liabilities assumed or equity interests issued with the legal effect that control has been transferred.

     Therefore, the requirements of U.S. GAAP to commence consolidation of MAX's financial position and results of operations were not completed until the finalization of all the terms and conditions described in Note 9 regarding the maximum and minimum price and the agreed effective date of transfer of control. These terms were not formalized in a final contract until September 4, 2001. Therefore, the purchase of MAX is not considered, under U.S. GAAP, to be complete as of February 28, 2001. Accordingly, the effect of the purchase, except for the recording of transaction costs, as well the financial position and results of operations as of February 28, 2001 and for the year then ended, would not be included in the consolidated financial statements under U.S. GAAP.

     The impact of this at February 28, 2001, and for the Company's year then ended, is as follows:

          (i) Reduction of total assets:

        Total Max assets.........................................  $6,427,216
        Max goodwill, net of transaction costs...................   2,452,022
                                                                   ----------
                                                                   $8,879,238
                                                                   ==========

          (ii) Reduction of total liabilities:

        Max liabilities..........................................  $7,175,479
        Acquisition note payable (Note 9)........................     750,000
                                                                   ----------
                                                                   $7,925,479
                                                                   ==========

          (iii) Adjustment to net income:

        Max loss included in consolidated net income...............  $10,541
        Max acquisition goodwill...................................   35,700
                                                                     -------
        Increase in income.........................................  $46,241
                                                                     =======

                         COMMERCIAL CONSOLIDATORS CORP.

          (iv) Adjustment to share capital:

        Shares issued (Note 13).................................   17,498,328
        Shares issued to acquire Max (December 31, 2000)........      235,294
                                                                  -----------
        Adjusted total..........................................   17,263,034
                                                                  ===========
        Reduction to weighted average number of shares used in
          earnings per share calculations.......................       58,018
                                                                  -----------

        Accordingly, the basic and fully diluted number of shares outstanding under U.S. GAAP would be 16,543,643 and 18,446,563, respectively.

          (v) Adjustment to shareholders' equity:

        Reduction in share capital issued (Note 13).............  $(1,000,000)
        Increase in income ((iii) above)........................       46,241
                                                                  -----------
                  Total adjustments.............................  $  (953,759)
                                                                  ===========

          (vi) Sales information:

        Total sales in the consolidated financial statements...  $103,506,513
        Max sales included therein.............................    (6,841,375)
                                                                 ------------
        Revised sales..........................................  $ 96,665,138
                                                                 ============

          (vii) Segmented information:

        Under U.S. GAAP, segmented information (Note 18) would contain the following adjusted information to reflect the exclusion of the sales of the computer products segment that are represented by Max:

             (a) Sales by geographic area

            Domestic...........................................  $ 34,006,827
            Cuba...............................................    49,286,975
            Israel.............................................    13,371,336
                                                                 ------------
                      Revised Sales ((vi), above)..............  $ 96,665,138
                                                                 ============

             (b) Accounts receivable and long-term receivable

            Domestic...........................................  $  3,981,659
            Cuba...............................................    11,198,472
            Israel.............................................     2,958,639
                                                                 ------------
                                                                 $ 18,138,770
                                                                 ============

                         COMMERCIAL CONSOLIDATORS CORP.

             (c) Summary totals of segmented information:

            Sales..............................................  $ 96,665,138
                                                                 ------------
            Interest...........................................     2,673,327
                                                                 ------------
            Amortization.......................................     1,651,481
                                                                 ------------
            Segment profit.....................................     9,029,024
                                                                 ------------
            Capital assets.....................................     3,975,407
                                                                 ------------
            Goodwill, net......................................    20,217,048
                                                                 ------------
                      Total Segment Assets.....................  $ 55,173,698
                                                                 ============

             (d) Sales by largest customers for the year ended February 28, 2001

            Customer
            A..................................................         14.2%
            B..................................................         13.5%
            C..................................................          7.5%
            D..................................................          6.9%
            E..................................................          7.8%

             (e) Capital assets by region (Note 22 (q))

            Canada...............................................  $2,784,375
            United States........................................     179,542
            Cuba.................................................     831,126
                                                                   ----------
                                                                   $3,795,407
                                                                   ==========

          (viii) Cash flow information:

           The amounts shown in the statements of cash flows under Canadian GAAP would be adjusted [increase (decrease)] to reflect the exclusion of Max as follows:

            Cash flows provided by (used in) operating
              activities........................................  $ 2,474,870
                                                                  -----------
            Cash flows used in investing activities.............  $   (16,703)
                                                                  -----------
            Cash flows provided by financing activities.........  $(2,313,899)
                                                                  -----------

          (ix) In addition to matters noted above, the impact, under Canadian GAAP, on major financial statement components to reflect the exclusion of MAX are as follows:

       CONSOLIDATED BALANCE SHEET
                                         AS AT
                                      FEBRUARY 28,
                                          2001            MAX        ADJUSTED, NET
                                      ------------    -----------    -------------
    Accounts receivable.............  $21,615,125     $ 4,983,277     $16,631,848
    Other current assets............    9,011,889         666,874       8,345,015
    Capital assets..................    4,572,472         777,065       3,795,407
    Borrowings under line of
      credit........................    9,272,485       2,810,474       6,462,011
    Accounts payable................   11,362,715       3,630,205       7,732,510
    Advances from related parties...      927,341         717,900         209,441

                         COMMERCIAL CONSOLIDATORS CORP.

    CONSOLIDATED STATEMENT OF OPERATIONS
                                            THE YEAR
                                             ENDED
                                          FEBRUARY 28,
                                              2001            MAX        ADJUSTED, NET
                                          ------------    -----------    -------------
    Sales.............................    103,506,513       6,841,375      90,005,130
    Cost of goods sold................     83,114,778       5,596,426      77,518,352
    Gross profit......................     20,391,735       1,244,949      19,146,786
    Selling, general and administrative
      expenses........................      7,653,299         910,104       6,743,193
    Interest and amortization expenses..    5,751,418         324,308       5,427,110
    Amortization of acquisition
      goodwill........................        962,960          35,700         927,260

23. REVERSE TAKEOVER

     On October 14, 1999, 1058199 Ontario Inc. completed a reverse takeover transaction with Balmoral Capital Corp. Business is carried on with Balmoral Capital Corp. changing its name to Commercial Consolidators Corp. Assets acquired, liabilities assumed and purchase consideration are:

Cash........................................................  $  321,749
Sundry assets...............................................       6,912
Goodwill (Note 7)...........................................     710,624
                                                              ----------
                                                               1,039,285
Accounts payable and accrued liabilities....................      42,480
                                                              ----------
Purchase consideration......................................  $  996,805
                                                              ==========

     The reverse takeover was completed by the issuance of 2,033,333 common shares (Note 13).

                                AUDITORS' REPORT

To the Directors of
Yam International Communications, Inc.

     We have audited the balance sheet of Yam International Communications, Inc. as at December 31, 1999 and 1998 and the statements of operations, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 1999 and 1998 and the results of operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

                                          "MINTZ & PARTNERS LLP"
                                          Chartered Accountants

Toronto, Ontario
February 14, 2001

                     YAM INTERNATIONAL COMMUNICATIONS, INC.

                                 BALANCE SHEET
                          (EXPRESSED IN U.S. DOLLARS)

                                                                AS AT DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                       ASSETS
CURRENT
  Accounts receivable.......................................  $1,870,529   $1,543,524
  Inventory.................................................     900,165      562,933
  Prepaid expenses..........................................     125,000           --
                                                              ----------   ----------
                                                               2,895,694    2,106,457
CAPITAL ASSETS (Note 3).....................................      51,359        8,328
                                                              ----------   ----------
                                                              $2,947,053   $2,114,785
                                                              ==========   ==========
                                     LIABILITIES
CURRENT
  Cheques issued in excess of funds on deposit..............  $  128,932   $  393,324
  Accounts payable and accrued liabilities..................   1,224,928    1,139,388
                                                              ----------   ----------
                                                               1,353,860    1,532,712
                                                              ----------   ----------
                                SHAREHOLDERS' EQUITY
  CAPITAL STOCK (Note 5)....................................      20,082       20,082
  RETAINED EARNINGS.........................................   1,573,111      561,991
                                                              ----------   ----------
                                                               1,593,193      582,073
                                                              ----------   ----------
                                                              $2,947,053   $2,114,785
                                                              ==========   ==========

APPROVED ON BEHALF OF THE BOARD:

/S/ Director

/S/ Director

                             See Accompanying Notes

                     YAM INTERNATIONAL COMMUNICATIONS, INC.

                         STATEMENT OF RETAINED EARNINGS

                                                                     FOR THE YEAR ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                   1999              1998
                                                              ---------------   ---------------
BALANCE -- Beginning of year................................    $  561,991         $ 65,686
  Net income................................................     1,622,124          540,413
                                                                ----------         --------
                                                                 2,184,115          606,099
  Distributions.............................................       611,004           44,108
                                                                ----------         --------
BALANCE -- End of year......................................    $1,573,111         $561,991
                                                                ==========         ========

                             See Accompanying Notes

                     YAM INTERNATIONAL COMMUNICATIONS, INC.

                            STATEMENT OF OPERATIONS
                          (EXPRESSED IN U.S. DOLLARS)

                                                                 FOR THE YEAR ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999          1998
                                                              -----------   -----------
SALES.......................................................  $23,308,534   $16,179,667
COST OF GOODS SOLD..........................................   20,807,081    15,254,531
                                                              -----------   -----------
GROSS PROFIT................................................    2,501,453       925,136
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................      879,329       384,723
                                                              -----------   -----------
NET INCOME (Note 1).........................................  $ 1,622,124   $   540,413
                                                              ===========   ===========

                             See Accompanying Notes

                     YAM INTERNATIONAL COMMUNICATIONS, INC.

                            STATEMENT OF CASH FLOWS
                          (EXPRESSED IN U.S. DOLLARS)

                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                 1999        1998
                                                              ----------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................  $1,622,124   $540,413
  Item not affecting cash Amortization......................      26,730         --
                                                              ----------   --------
                                                               1,648,854    540,413
  Changes in non-cash balances related to operations (Note
     6).....................................................    (703,696)  (816,600)
                                                              ----------   --------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES.......     945,158   (276,187)
                                                              ----------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of capital assets................................     (69,762)    (8,328)
                                                              ----------   --------
CASH FLOWS USED IN INVESTING ACTIVITIES.....................     (69,762)    (8,328)
                                                              ----------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  (Repayment of) increase in bank indebtedness..............    (264,392)   328,624
  Distributions to shareholders.............................    (611,004)   (44,109)
                                                              ----------   --------
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES.......    (875,396)   284,515
                                                              ----------   --------
CHANGE IN CASH..............................................          --         --
CASH -- Beginning of period.................................          --         --
                                                              ----------   --------
CASH -- End of period.......................................  $       --   $     --
                                                              ==========   ========

                             See Accompanying Notes

                     YAM INTERNATIONAL COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                          (EXPRESSED IN U.S. DOLLARS)
                           DECEMBER 31, 1999 AND 1998

1. NATURE OF ORGANIZATION

     The Company is incorporated in the state of Florida as an "S" corporation and is intended for Federal income tax purposes to be treated as a partnership and its members will be treated as partners. Consequently, no income taxes have been provided for in these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

  (a) Basis of Presentation

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles, the results of which are substantially the same had U.S. generally accepted accounting principles been applied.

  (b) Use of Estimates

     The preparation of these financial statements in conformity with Canadian generally accepted accounting principles has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at December 31, 1999 and the revenues and expenses reported for the year then ended. Actual results will differ from those estimates.

  (c) Inventories

     Inventories are valued at the lower of costs and net realizable value with cost being determined on a first-in, first-out basis.

  (d) Capital Assets

     Capital assets are recorded at cost less accumulated amortization. Rates and basis of amortization applied by the Company to write-off the cost of the capital assets over their estimated useful lives are as follows:

Computer equipment...............................  5 years straight-line basis
Furniture and fixtures...........................  7 years straight-line basis
Machinery and equipment..........................  5-7 years straight-line basis
Transportation equipment.........................  5 years straight-line basis
Leasehold improvements...........................  straight-line over the term of the lease

  (e) Revenue Recognition

     Revenue is recognized when the rights of the ownership of the products are transferred to the purchaser upon the shipment or delivery based on the specific terms.

                     YAM INTERNATIONAL COMMUNICATIONS, INC.

3. CAPITAL ASSETS

                                                                                     NET CARRYING
                                                                                        AMOUNT
                                                                    ACCUMULATED    ----------------
                                                           COST     AMORTIZATION    1999      1998
                                                          -------   ------------   -------   ------
Computer equipment......................................  $10,000     $ 1,333      $ 8,667   $   --
Furniture and fixtures..................................    6,000         571        5,429       --
Machinery and equipment.................................   13,837       1,200       12,637       --
Transportation equipment................................   21,000       2,800       18,200       --
Leasehold improvements..................................   27,252      20,826        6,426    8,328
                                                          -------     -------      -------   ------
                                                          $78,089     $26,730      $51,359   $8,328
                                                          =======     =======      =======   ======

4. LINE OF CREDIT

     The Company has an authorized line of credit of $150,000 that bears interest at prime plus 2.5% to a maximum of 17.75%. The line of credit is secured by a first security lien on all inventory, chattel paper, accounts receivable, equipment and intangibles.

5. CAPITAL STOCK

                                                               1999      1998
                                                              -------   -------
Authorized
  Unlimited Common shares issued............................
  100 Common shares.........................................  $20,082   $20,082
                                                              =======   =======

6. STATEMENT OF CASH FLOWS

     Changes in non-cash balances related to operations are as follows:

                                                                1999         1998
                                                              ---------   -----------
Increase in accounts receivable.............................  $(327,005)  $(1,459,680)
Increase in inventory.......................................   (337,232)     (452,475)
(Decrease) increase in accounts payable and accrued
  liabilities...............................................    (39,459)    1,095,555
                                                              ---------   -----------
                                                              $(703,696)  $  (816,600)
                                                              =========   ===========
Interest received...........................................  $  14,366   $     4,980
                                                              =========   ===========
Interest paid...............................................  $      --   $        --
                                                              =========   ===========

     As discussed in Note 1, the shareholders are personally subject to income tax on their share of the Company's earnings. As such, the Company pays no corporate income tax.

                     YAM INTERNATIONAL COMMUNICATIONS, INC.

7. SUBSEQUENT EVENTS

  Operating Lease

     On June 1, 2000, the Company entered into a rental agreement for its premises expiring on May 31, 2003. The minimum lease payments over the next four years are as follows:

2000........................................................  $ 36,168
2001........................................................    60,535
2002........................................................    62,957
2003........................................................    65,475
                                                              --------
                                                              $225,135
                                                              ========

                                AUDITORS' REPORT

To the Shareholders of
Yam International Communications, Inc.

     We have audited the balance sheet of Yam International Communications, Inc. as at March 31, 2000 and the statements of operations and retained earnings and cash flows for the three months then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at March 31, 2000 and the results of operations and its cash flows for the three months then ended in accordance with Canadian generally accepted accounting principles.

                                          "MINTZ & PARTNERS LLP"
                                          Chartered Accountants

Toronto, Ontario
June 15, 2000

                     YAM INTERNATIONAL COMMUNICATIONS, INC.

                                 BALANCE SHEET
                          (EXPRESSED IN U.S. DOLLARS)

                                                                  AS AT MARCH 31,
                                                              ------------------------
                                                                 2000         1999
                                                              ----------   -----------
                                                                           (UNAUDITED)
                                        ASSETS
CURRENT
  Cash......................................................  $  637,413   $       --
  Accounts receivable.......................................   2,365,570    2,067,479
  Inventory.................................................     751,359      484,015
  Supplier prepayments......................................     174,600           --
  Sundry receivable.........................................          --           --
                                                              ----------   ----------
                                                               3,928,942    2,551,494
CAPITAL ASSETS (Note 3).....................................      47,324       28,108
                                                              ----------   ----------
                                                              $3,976,266   $2,579,602
                                                              ==========   ==========
                                     LIABILITIES
CURRENT
  Cheques issued in excess of funds on deposit..............  $       --   $   29,954
  Accounts payable and accrued liabilities..................   1,753,618    1,794,102
  Customer deposits.........................................     163,199           --
                                                              ----------   ----------
                                                               1,916,817    1,824,056
                                                              ----------   ----------
                                 SHAREHOLDERS' EQUITY
CAPITAL STOCK (Note 5)......................................      20,082       20,082
RETAINED EARNINGS...........................................   2,039,367      735,464
                                                              ----------   ----------
                                                               2,059,449      755,546
                                                              ----------   ----------
                                                              $3,976,266   $2,579,602
                                                              ==========   ==========

APPROVED ON BEHALF OF THE BOARD:

/s/ Director

/s/ Director

                             See Accompanying Notes

                     YAM INTERNATIONAL COMMUNICATIONS, INC.

                 STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                          (EXPRESSED IN U.S. DOLLARS)

                                                                FOR THE THREE MONTHS
                                                                  ENDED MARCH 31,
                                                              ------------------------
                                                                 2000         1999
                                                              ----------   -----------
                                                                           (UNAUDITED)
SALES.......................................................  $6,882,655   $6,563,852
COST OF GOODS SOLD..........................................   6,185,646    6,262,393
                                                              ----------   ----------
GROSS PROFIT................................................     697,009      301,459
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................     230,753      127,986
                                                              ----------   ----------
NET INCOME (Note 1).........................................     466,256      173,473
RETAINED EARNINGS -- Beginning of period....................   1,573,111      561,991
                                                              ----------   ----------
RETAINED EARNINGS -- End of period..........................  $2,039,367   $  735,464
                                                              ==========   ==========

                             See Accompanying Notes

                     YAM INTERNATIONAL COMMUNICATIONS, INC.

                            STATEMENT OF CASH FLOWS
                          (EXPRESSED IN U.S. DOLLARS)

                                                               FOR THE THREE MONTHS
                                                                  ENDED MARCH 31,
                                                              -----------------------
                                                                2000         1999
                                                              ---------   -----------
                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................  $ 466,256    $173,473
  Item not affecting cash
     Amortization...........................................      9,035          --
                                                              ---------    --------
                                                                475,291     173,473
  Changes in non-cash balances related to operations (Note
     6).....................................................    296,054     209,677
                                                              ---------    --------
CASH FLOWS FROM OPERATING ACTIVITIES........................    771,345     383,150
                                                              ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of capital assets................................     (5,000)    (19,780)
                                                              ---------    --------
CASH FLOWS USED IN INVESTING ACTIVITIES.....................     (5,000)    (19,780)
                                                              ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of bank indebtedness............................   (128,932)   (363,370)
                                                              ---------    --------
CASH FLOWS USED IN FINANCING ACTIVITIES.....................   (128,932)   (363,370)
                                                              ---------    --------
INCREASE IN CASH............................................    637,413          --
CASH -- Beginning of period.................................         --          --
                                                              ---------    --------
CASH -- End of period.......................................  $ 637,413    $     --
                                                              =========    ========

                             See Accompanying Notes

                     YAM INTERNATIONAL COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                          (EXPRESSED IN U.S. DOLLARS)
                 MARCH 31, 2000 AND MARCH 31, 1999 (UNAUDITED)

1. NATURE OF ORGANIZATION

     As of March 31, 2000, the Company was incorporated in the state of Florida as an "S" corporation and is intended for Federal income tax purposes to be treated as a partnership and its members will be treated as partners. Consequently, no income taxes have been provided for in these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

  (b) Basis of Presentation

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles, the results of which are substantially the same had U.S. generally accepted accounting principles been applied.

  (c) Use of Estimates

     The preparation of these financial statements in conformity with Canadian generally accepted accounting principles has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at March 31, 2000 and the revenues and expenses reported for the three months then ended. Actual results will differ from those estimates.

  (d) Inventories

     Inventories are valued at the lower of costs and net realizable value with cost being determined on a first-in, first-out basis.

  (e) Capital Assets

     Capital assets are recorded at cost less accumulated amortization. Rates and basis of amortization applied by the Company to write-off the cost of the capital assets over their estimated useful lives are as follows:

Computer equipment.........................  5 years straight-line basis
Furniture and fixtures.....................  7 years straight-line basis
Machinery and equipment....................  5-7 years straight-line basis
Transportation equipment...................  5 years straight-line basis
Leasehold improvements.....................  straight-line over the term of the lease

  (f) Revenue Recognition

     Revenue is recognized when the rights of the ownership of the products are transferred to the purchaser upon the shipment or delivery based on the specific terms.

                     YAM INTERNATIONAL COMMUNICATIONS, INC.

3. CAPITAL ASSETS

                                                                        ACCUMULATED    NET CARRYING
                                                               COST     AMORTIZATION      AMOUNT
                                                              -------   ------------   ------------
MARCH 31, 2000
Computer equipment..........................................  $10,000     $ 1,833        $ 8,167
Furniture and fixtures......................................   11,000         964         10,036
Machinery and equipment.....................................   13,837       1,866         11,971
Transportation equipment....................................   21,000       3,850         17,150
Leasehold improvements......................................   27,252      27,252             --
                                                              -------     -------        -------
                                                              $83,089     $35,765        $47,324
                                                              =======     =======        =======
MARCH 31, 1999
Leasehold improvements......................................  $28,108     $    --        $28,108
                                                              -------     -------        -------
                                                              $28,108     $    --        $28,108
                                                              =======     =======        =======

4. LINE OF CREDIT

     The Company has an authorized line of credit of $150,000 that bears interest at prime plus 2.5% to a maximum of 17.75%. The line of credit is secured by a first security lien on all inventory, chattel paper, accounts receivable, equipment and intangibles. As at March 31, 2000, there was no balance owing.

5. CAPITAL STOCK

                                                               2000      1999
                                                              -------   -------
Authorized
  Unlimited Common shares...................................
Issued
  100 Common shares.........................................  $20,082   $20,082
                                                              =======   =======

6. STATEMENT OF CASH FLOWS

     Changes in non-cash balances related to operations are as follows:

                                                                2000        1999
                                                              ---------   ---------
Increase in accounts receivable.............................  $(495,041)  $(523,955)
Decrease in inventory.......................................    148,806      78,918
Increase in supplier prepayments............................    (49,600)         --
Increase in accounts payable and accrued liabilities........    528,690     654,714
Increase in customer deposits...............................    163,199          --
                                                              ---------   ---------
                                                              $ 296,054   $ 209,677
                                                              =========   =========
Interest received...........................................  $  14,284   $   4,256
                                                              =========   =========
Interest paid...............................................  $      --   $      --
                                                              =========   =========

     As discussed in Note 1, the shareholders are personally subject to income tax on their share of the Company's earnings. As such, the Company pays no corporate income tax.

                     YAM INTERNATIONAL COMMUNICATIONS, INC.

7. COMPARATIVE FIGURES

     The financial statements as at March 31, 1999 and for the three months then ended have not been audited or reviewed and have been reclassified to conform with the current period's presentation.

8. SUBSEQUENT EVENTS

  (i) Operating Lease

     On June 1, 2000, the Company entered into a rental agreement for its premises expiring on May 31, 2003. The minimum lease payments over the next three years are as follows:

2001........................................................  $ 59,349
2002........................................................    61,722
2003........................................................    64,191
                                                              --------
                                                              $185,262
                                                              ========

  (ii) Capital lease

     On May 31, 2000, the Company entered into a capital lease agreement for software. The monthly lease payments are $782 including principal and interest. The lease expires on May 31, 2004. The minimum lease payments over the next four years are as follows:

2001........................................................  $ 7,822
2002........................................................    9,387
2003........................................................    9,387
2004........................................................    1,564
                                                              -------
                                                              $28,160
                                                              =======

9. MAJOR CUSTOMER

     Sales to the Company's major customer in Israel, accounts for approximately 27% of total sales for the period ended March 31, 2000 (15% for the period ending March 31, 1999).

                                AUDITORS' REPORT

To the Shareholders of
"LA SOCIETE DESIG INC."

     We have audited the balance sheet of "LA SOCIETE DESIG INC." as at April 30, 2000 and the statements of earnings, retained earnings and cash flows for the six month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2000 and the results of its operations and its cash flows for the six month period then ended in accordance with Canadian generally accepted accounting principles.

                                          /s/ "POIRIER & ASSOCIES"
                                          Chartered Accountants

Vaudreuil-Dorion,
May 17, 2000

                                AUDITORS' REPORT

To the Shareholders of
"LA SOCIETE DESIG INC."

     We have audited the consolidated balance sheet of "LA SOCIETE DESIG INC." as at October 31, 1999 and 1998 and the consolidated statements of earnings, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1999 and 1998 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

                                          /s/ "POIRIER & ASSOCIES"
                                          Chartered Accountants

Vaudreuil-Dorion,
March 13, 2000

                             LA SOCIETE DESIG INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                             FOR THE PERIODS ENDED
                        (EXPRESSED IN CANADIAN DOLLARS)

                                                              APRIL 30,    OCTOBER 31,    OCTOBER 31,
                                                                 2000          1999           1998
                                                              ----------   ------------   ------------
                                                              (6 MONTHS)   (12 MONTHS)    (12 MONTHS)
REVENUE
  License sales.............................................   $370,463     $  783,721     $  448,818
  Installation, training and conversion services............    186,321        303,477        200,940
  After-sales maintenance and support services..............    375,250        864,402        620,676
                                                               --------     ----------     ----------
                                                                932,034      1,951,600      1,270,434
DIRECT COSTS................................................    180,836        448,060        280,811
                                                               --------     ----------     ----------
EARNINGS AFTER DIRECT COSTS.................................    751,198      1,503,540        989,623
                                                               --------     ----------     ----------
OPERATING EXPENSES:
  Selling expenses..........................................    209,534        448,092        410,887
  Administrative expenses...................................    163,556        228,499        196,311
  Financial expenses........................................      3,312          4,349          7,676
  Research and development costs............................    102,333        191,078        216,576
                                                               --------     ----------     ----------
                                                                478,735        872,018        831,450
OTHER INCOME................................................         --         (2,000)       (11,677)
                                                               --------     ----------     ----------
                                                                478,735        870,018        819,773
                                                               --------     ----------     ----------
EARNINGS BEFORE INCOME TAXES................................    272,463        633,522        169,850
                                                               --------     ----------     ----------
INCOME TAXES:
  Current...................................................    114,908         54,802         21,233
  Deferred..................................................    (52,579)        65,125             --
                                                               --------     ----------     ----------
                                                                 62,329        119,927         21,233
                                                               --------     ----------     ----------
NET EARNINGS................................................   $210,134     $  513,595     $  148,617
                                                               ========     ==========     ==========

    The accompanying notes are an integral part of the financial statements.

                             LA SOCIETE DESIG INC.

                  CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                             FOR THE PERIODS ENDED
                        (EXPRESSED IN CANADIAN DOLLARS)

                                                             APRIL 30,    OCTOBER 31,    OCTOBER 31,
                                                                2000          1999           1998
                                                             ----------   ------------   ------------
                                                             (6 MONTHS)   (12 MONTHS)    (12 MONTHS)
BALANCE, BEGINNING OF PERIOD...............................   $691,622      $178,027       $ 29,410
  Net earnings.............................................    210,134       513,595        148,617
                                                              --------      --------       --------
BALANCE, END OF PERIOD.....................................   $901,756      $691,622       $178,027
                                                              ========      ========       ========

    The accompanying notes are an integral part of the financial statements.

                             LA SOCIETE DESIG INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             FOR THE PERIODS ENDED
                        (EXPRESSED IN CANADIAN DOLLARS)

                                                            APRIL 30,     OCTOBER 31,     OCTOBER 31,
                                                               2000          1999            1998
                                                            ----------   -------------   -------------
                                                            (6 MONTHS)    (12 MONTHS)     (12 MONTHS)
OPERATING ACTIVITIES:
  Net earnings............................................  $ 210,134      $ 513,595       $148,617
  Adjustments:
     - Depreciation.......................................     19,126         37,554         24,328
     - Future income taxes................................    (52,579)        65,125             --
     - Start-up costs.....................................   (179,020)       (26,868)            --
                                                            ---------      ---------       --------
                                                               (2,339)       589,406        172,945
  Changes in non-cash balances related to operations (Note
     10)..................................................   (355,759)      (161,758)       (42,608)
                                                            ---------      ---------       --------
          Cash flows from operating activities............   (358,098)       427,648        130,337
                                                            ---------      ---------       --------
INVESTMENT ACTIVITIES:
  Investment tax credits..................................         --         13,387         12,700
  Purchase of fixed assets................................    (19,766)       (73,571)       (63,132)
  Proceeds of sale of fixed assets........................      1,089             --             --
                                                            ---------      ---------       --------
          Cash flows from investment activities...........    (18,677)       (60,184)       (50,432)
                                                            ---------      ---------       --------
FINANCING ACTIVITIES:
  Bank indebtedness.......................................         --       (246,398)       (69,720)
  Repayment of obligation under capital lease.............     (1,186)        (2,786)            --
  Repayment of advances from affiliated Company...........         --        (88,068)       (14,933)
  Advances from directors.................................    227,000        127,700          8,800
  Repayment of long-term debt.............................         --             --         (4,052)
                                                            ---------      ---------       --------
          Cash flows from financing activities............    225,814       (209,551)       (79,905)
                                                            ---------      ---------       --------
NET INCREASE IN CASH AND CASH EQUIVALENTS.................   (150,961)       157,912             --
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD............    157,912             --             --
                                                            ---------      ---------       --------
CASH AND CASH EQUIVALENTS, END OF PERIOD..................  $   6,951      $ 157,912       $     --
                                                            =========      =========       ========

    The accompanying notes are an integral part of the financial statements.

                             LA SOCIETE DESIG INC.

                           CONSOLIDATED BALANCE SHEET
                                     AS AT
                        (EXPRESSED IN CANADIAN DOLLARS)

                                                             APRIL 30,    OCTOBER 31,   OCTOBER 31,
                                                                2000         1999          1998
                                                             ----------   -----------   -----------
                                                             (6 MONTHS)   (12 MONTHS)   (12 MONTHS)
                                              ASSETS
Current assets:
  Cash.....................................................  $    6,951   $  157,912    $       --
  Accounts receivable (Note 3).............................     697,084      480,592       338,449
  Income taxes (Note 12)...................................     992,872      826,570       638,491
  Installation contracts in process........................          --      180,360            --
  Prepaid expenses.........................................      16,829        6,762         5,528
                                                             ----------   ----------    ----------
                                                              1,713,736    1,652,196       982,468
START-UP COSTS.............................................     205,888       26,868            --
CAPITAL ASSETS (Note 4)....................................     114,738      112,562        86,181
ASSET UNDER CAPITAL LEASE (Note 5).........................      23,625       26,250            --
                                                             ----------   ----------    ----------
                                                             $2,057,987   $1,817,876    $1,068,649
                                                             ==========   ==========    ==========
                                            LIABILITIES
Current liabilities:
  Bank overdraft...........................................  $       --   $       --    $  246,398
  Payables and accrued liabilities.........................     299,681      322,476       230,256
  Customer deposits........................................          --      149,832        13,163
  Deferred income..........................................     312,636      283,267       162,098
  Future income taxes......................................      12,546       65,125            --
  Current portion of obligation under capital lease........       4,171        3,207            --
                                                             ----------   ----------    ----------
                                                                629,034      823,907       651,915
OBLIGATION UNDER CAPITAL LEASE (NOTE 6)....................      21,857       24,007            --
ADVANCES FROM AFFILIATED COMPANY (NOTE 8)..................          --           --        88,067
ADVANCES FROM DIRECTORS (Note 8)...........................     454,000      227,000        99,300
                                                             ----------   ----------    ----------
                                                              1,104,891    1,074,914       839,282
                                                             ----------   ----------    ----------
                                       SHAREHOLDERS' EQUITY
CAPITAL STOCK: (Note 7)
  Issued and fully paid:
     334 Class "A" common shares...........................       3,340        3,340         3,340
     4,800 Class "C" preferred shares......................      48,000       48,000        48,000
                                                             ----------   ----------    ----------
                                                                 51,340       51,340        51,340
RETAINED EARNINGS..........................................     901,756      691,622       178,027
                                                             ----------   ----------    ----------
                                                                953,096      742,962       229,367
                                                             ----------   ----------    ----------
                                                             $2,057,987   $1,817,876    $1,068,649
                                                             ==========   ==========    ==========

    The accompanying notes are an integral part of the financial statements.

                             LA SOCIETE DESIG INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED APRIL 30, 2000 AND THE YEARS ENDED OCTOBER 31, 1999 AND
                                      1998
                        (EXPRESSED IN CANADIAN DOLLARS)

1. GOVERNING STATUTES AND NATURE OF OPERATIONS

     The Company, incorporated under Part 1A of the Companies Act (Quebec), develops and sells computer software used for management.

2. ACCOUNTING POLICIES

  (a) Basis of Presentation

     The financial statements present, on a consolidated basis, the accounts of La Societe Desig Inc. and its wholly-owned subsidiary, Central Point Technologies Inc. ("the Company"). All intercompany transactions have been eliminated.

  (b) Revenue Recognition

     License fees are recognized when all significant obligations have been completed, the products and services to be provided are contained in a contractual agreement, delivery of the software has occurred, fees are fixed and determinable and collectability is reasonably assured.

     For contracts in which values in respect of software are not separable from values in respect of installation and other services, revenues are recognized over the term of the provision of the installation and related services.

     After-sales maintenance and support services are recognized ratably over the term of the contract.

     Revenue from installation and other services, including customization, implementation and conversion, is recorded on the percentage-of-completion basis.

  (c) Depreciation and Amortization

     Fixed assets are recorded at cost. Depreciation of fixed assets is provided using the diminishing balance method of the following rates:

Office equipment............................................   20%
Internal use computer software and computer equipment.......   30%
Telephone system............................................   20%

     Leasehold improvements are amortized on a straight-line basis over 5 years.

  (d) Foreign Currency Translation

     The results of foreign operations which are financially and operationally integrated with the Company are translated using the temperal method as described in the Handbook of the Canadian Institute of Chartered Accountants. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year-end. Other assets and liabilities have been translated at the historical exchange rate. Any foreign currency denominated long-term debt would have been translated at the year-end rate with any resulting gain or loss thereon amortized over the remaining term of the debt. Revenue and expense items are translated at the average rate of exchange for the year.

     Amortization is translated at the rates prevailing when the related assets were acquired. Unrealized gains and losses on long-term monetary items with an ascertainable life are deferred and amortized over the life of the asset or liability.

                             LA SOCIETE DESIG INC.

  (e) Software Development Costs

     Applications and systems software development costs are capitalized once technical feasibility has been established for the technology or application and the Company has identified a market and intends to market it. Any capitalized costs will be amortized over the lessor of the expected life of the related technology or application and three years. Expenditures for which there are no apparent future benefits that are considered technology or applications research, or which do not represent enhancements or improvements of core functionality or for which technical feasibility or useful life cannot be established with certainty are written off to income in the year incurred.

  (f) Investment Tax Credits

     Investment tax credits are recorded, at the time cash is received, as a reduction of the expense or deferred software development costs to which the tax credit applies.

  (g) Start-up Costs

     In accordance with Abstract 27 of the Emerging Issues Committee of the Canadian Institute of Charted Accountants ("EIC-27"), expenditures incurred for the Company's new sales and other business activities in the United States has been capitalized and will be charged to income when commercial operations commence. At that time, these costs will be amortized and charged to income on a straight-line basis over three years.

  (h) Income Taxes

     The Company follows the asset and liability approach to accounting and reporting for income taxes.

     The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the year.

     Current income taxes payable differ from the total tax provisions as a result of changes in taxable and deductible temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet.

3. ACCOUNTS RECEIVABLE

                                                              APRIL 30,   OCTOBER 31,   OCTOBER 31,
                                                                2000         1999          1998
                                                              ---------   -----------   -----------
Trade accounts..............................................  $689,946     $480,592      $339,599
Reserve for bad debts.......................................        --           --        (1,150)
Others......................................................     7,138           --            --
                                                              --------     --------      --------
                                                              $697,084     $480,592      $338,449
                                                              ========     ========      ========

                             LA SOCIETE DESIG INC.

4. CAPITAL ASSETS

                                                                         ACCUMULATED    NET BOOK
                                                                COST     DEPRECIATION    VALUE
                                                              --------   ------------   --------
APRIL 30, 2000
Office equipment............................................  $ 68,727     $ 26,974     $ 41,753
Computer equipment..........................................   253,517      198,737       54,780
Leasehold improvements......................................    25,553        7,348       18,205
                                                              --------     --------     --------
                                                              $347,797     $233,059     $114,738
                                                              ========     ========     ========
OCTOBER 31, 1999
Office equipment............................................  $ 50,049     $ 22,695     $ 27,354
Computer equipment..........................................   253,517      189,070       64,447
Leasehold improvements......................................    25,553        4,792       20,761
                                                              --------     --------     --------
                                                              $329,119     $216,557     $112,562
                                                              ========     ========     ========
OCTOBER 31, 1998
Office equipment............................................  $ 30,634     $ 18,336     $ 12,298
Computer equipment..........................................   224,831      163,520       61,311
Leasehold improvements......................................    13,470          898       12,572
                                                              --------     --------     --------
                                                              $268,935     $182,754     $ 86,181
                                                              ========     ========     ========

     Depreciation and amortization expense for the periods amounted to $16,501 (April 30, 2000), $37,147 (October 31, 1999) and $24,328 (October 31, 1998).
During the period, investment tax credits amounting to nil (April 30, 2001), $13,387 (October 31, 1999) and $12,700 (October 31, 1998) were accounted for in reduction of computer equipment.

5. ASSET UNDER CAPITAL LEASE

                                                                        ACCUMULATED    NET BOOK
                                                               COST     DEPRECIATION    VALUE
                                                              -------   ------------   --------
APRIL 30, 2000
Telephone system............................................  $30,000      $6,375      $23,625
                                                              =======      ======      =======
OCTOBER 31, 1999
Telephone system............................................  $30,000      $3,750      $26,250
                                                              =======      ======      =======

6. OBLIGATION UNDER CAPITAL LEASE

                                                              APRIL 30,   OCTOBER 31,   OCTOBER 31,
                                                                2000         1999          1998
                                                              ---------   -----------   -----------
Obligation related to leased telephone system, payable in
  monthly installments of $598, principal and interest,
  secured by telephone system described in Note 5 maturing
  in September 2004.........................................   $26,028      $27,214       $    --
Less: Installments due within one year......................     4,171        3,207            --
                                                               -------      -------       -------
                                                               $21,857      $24,007       $    --
                                                               =======      =======       =======

     Interest expense relating to obligation under capital lease amounted to $2,406 (April 30, 2000), $1,400 (October 31, 1999) and nil (October 31, 1998).

                             LA SOCIETE DESIG INC.

     The installments on obligation under capital lease for the next five years are as follows:

2001........................................................  $4,171
2002........................................................  $4,721
2003........................................................  $5,342
2004........................................................  $6,046
2005........................................................  $5,748

7. CAPITAL STOCK

     Authorized:

     - Unlimited number of Class "A" common shares, voting, participating, without nominal value.

     - Unlimited number of Class "B" common shares, voting, participating, without nominal value.

     - Unlimited number of Class "C" preferred shares, non-voting, non-participating, non-cumulative dividend at the discretion of the directors, redeemable at the paid-up amount, without nominal value.

     - Unlimited number of Class "D" preferred shares, non-voting, non-participating, non-cumulative dividend at the discretion of the directors, redeemable at the paid-up amount, without nominal value.

     - Unlimited number of Class "E" preferred shares, non-voting, non-participating, non-cumulative dividend at the discretion of the directors, redeemable at the paid-up amount, without nominal value.

     - Unlimited number of Class "F" preferred shares, non-cumulative dividend at the prime rate of the Bank of Canada, prior to the Class "A", "B", "C", "D" and "E" shares, redeemable at the paid-up amount, without nominal value.

     - Unlimited number of Class "G" preferred shares, non-cumulative dividend at the prime rate of the Bank of Canada, prior to the Class "A", "B", "C", "D" and "E" shares, redeemable at the paid-up amount, without nominal value.

     - Unlimited number of Class "H" preferred shares, non-cumulative dividend at the prime rate of the Bank of Canada, prior to the Class "A", "B", "C", "D" and "E" shares, redeemable at the paid-up amount, without nominal value.

8. RELATED PARTY TRANSACTIONS

  (i) Rent

     During the period, the Company paid rent in the amount of $22,800 (April 30, 2000), $39,000 (October 31, 1999) and $12,000 (October 31, 1998) to a
related Company. This transaction was done at the exchange value, which is the value established and accepted by the related parties.

  (ii) Loans and Advances

     All loans from affiliates or directors bear no interest and have no specific terms of repayment. The lenders have agreed not to demand payment of their loans until after July 1, 2002.

                             LA SOCIETE DESIG INC.

9. COMMITMENT

     The Company has entered into a long-term lease agreement expiring in September 2004 which calls for lease payments amounting to $228,000 for office space.

     Minimum lease payments for the next five years are approximately as follows:

2001........................................................  $45,600
2002........................................................  $45,600
2003........................................................  $45,600
2004........................................................  $45,600
2005........................................................  $19,000

10. CASH FLOWS

     Changes in non-cash balances related to operations:

                                                   APRIL 30,    OCTOBER 31,    OCTOBER 31,
                                                     2000          1999           1998
                                                   ---------    -----------    -----------
Accounts receivable............................    $(216,492)    $(142,143)     $(89,184)
Income taxes...................................     (166,302)     (188,079)      (44,668)
Installation contracts in process..............      180,360      (180,360)           --
Prepaid expenses...............................      (10,067)       (1,234)       (4,432)
Deferred investment tax credits................           --            --         8,375
Payables and accrued liabilities...............      (22,795)       92,220        44,973
Customer deposits..............................     (149,832)      136,669        13,163
Deferred income................................       29,369       121,169        29,165
                                                   ---------     ---------      --------
                                                   $(355,759)    $(161,758)     $(42,608)
                                                   =========     =========      ========
Supplemental Information:
Income taxes received..........................    $      --     $ 301,331      $317,287
                                                   =========     =========      ========

11. TAX BENEFIT

     The Company has accumulated research and development expenses for income tax purposes which may be used to reduce future years' taxable income. This tax benefit was not accounted for in the books and can be carried forward indefinitely.

                                                              PROVINCIAL
                                                              ----------
Unused Research and Development Expenses....................   $546,977
                                                               ========

12. RESEARCH AND DEVELOPMENT/INCOME TAXES RECOVERABLE

     During the year, the Company claimed investment tax credits for research and development in the amount of $281,212 (April 30, 2000), $530,825 (October 31, 1999) and $370,588 (October 31, 1998) for current expenses and in the amount of nil (April 31, 2000), $13,387 (October 31, 1999), and $12,700 (October 31,
1998) for capital expenditures. These investment tax credits were accounted for in reduction of current expenses and reduced the cost of capital expenditures.

                             LA SOCIETE DESIG INC.

     Income taxes recoverable are comprised as follows:

                                                     APRIL 30,   OCTOBER 31,   OCTOBER 31,
                                                       2000         1999          1998
                                                     ---------   -----------   -----------
Opening balance....................................  $ 826,570    $ 638,491     $ 593,823
Investment tax credits for current expenses........    281,212      530,825       370,588
Investment tax credits for capital expenditures....         --       13,387        12,700
Current income taxes...............................   (114,910)     (54,802)      (21,333)
Income taxes received..............................         --     (301,331)     (317,287)
                                                     ---------    ---------     ---------
                                                     $ 992,872    $ 826,570     $ 638,491
                                                     =========    =========     =========

13. INCOME TAXES

     The disparity between earnings before income taxes and the provision for income taxes is due to provincial tax credits for research and development which are not taxable in Quebec and from life insurance expense which is not deductible.

14. COMPARATIVE FIGURES

     Comparative figures have been reclassified in order to be consistent with the current periods presentation.

15. CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In certain respects, Canadian GAAP differs from United States generally accepted accounting principles ("U.S. GAAP"). The effects on the Company's financial statements resulting from these differences are summarized as follows:

                                                             APRIL 30,    OCTOBER 31,   OCTOBER 31,
BALANCE SHEET                                                   2000         1999          1998
-------------                                                ----------   -----------   -----------
Total Assets Under Canadian GAAP...........................  $2,057,987   $1,817,876    $1,068,649
Adjustments in respect of:
  - Write-off of start up costs (Note 15(a))...............    (205,888)     (26,868)           --
                                                             ----------   ----------    ----------
          Total assets, under U.S. GAAP....................  $1,852,099   $1,791,008    $1,068,649
                                                             ==========   ==========    ==========
Shareholders' Equity Under Canadian GAAP...................  $  953,096   $  742,962    $  229,367
Adjustments in respect of:
  - Write-off of start-up costs (Note 15(a))...............    (205,888)     (26,868)           --
                                                             ----------   ----------    ----------
Shareholders' Equity, under U.S. GAAP......................  $  747,208   $  716,094    $  229,367
                                                             ==========   ==========    ==========
Consolidated Statements of Operations
Net income under Canadian GAAP.............................  $  210,134   $  513,595    $  148,617
Adjustments in respect of:
  - Write-off of start-up costs (Note 15(a))...............    (179,020)     (26,868)           --
                                                             ----------   ----------    ----------
          Net income, under U.S. GAAP......................  $   31,114   $  486,727    $  148,617
                                                             ==========   ==========    ==========

  (a) Start up Costs

     In accordance with Canadian GAAP (EIC-27), costs incurred for the Company's new business venture has capitalized and will be charged to income when commercial operations commence.

     Under U.S. GAAP, start up costs (SOP 98-5) should be expensed when incurred.

                             LA SOCIETE DESIG INC.

     Accordingly, the previously prepared and audited statements of operations would have been restated under U.S. GAAP to expense the new venture pre-operating costs incurred in those years.

     There would be no effect on cash flows from operating activities, only a decrease in net earnings and there would be no adjustment for start-up costs.

                                AUDITORS' REPORT

To the Shareholders of
Max Systems Group Inc.

     We have audited the consolidated balance sheet of Max Systems Group Inc. as at July 31, 2000, 1999 and 1998 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2000, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

                                          /s/ "MINTZ & PARTNERS LLP"
                                          Chartered Accountants

Toronto, Ontario
February 22, 2001, as to July 31, 2000 and 1999
  and for the years then ended, and August 31, 2001 as to July 31, 1998 and for the year then ended

                             MAX SYSTEMS GROUP INC.

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                        AND RETAINED EARNINGS (DEFICIT)
                        (EXPRESSED IN CANADIAN DOLLARS)
                               YEAR ENDED JULY 31

                                                             2000          1999          1998
                                                          -----------   -----------   -----------
SALES...................................................  $53,538,248   $33,626,228   $10,110,796
COST OF SALES...........................................   47,913,520    30,300,682     8,733,811
                                                          -----------   -----------   -----------
                                                            5,624,728     3,325,546     1,376,985
EXPENSES................................................    6,263,414     3,153,692     1,329,550
                                                          -----------   -----------   -----------
(LOSS) EARNINGS FROM OPERATIONS.........................     (638,686)      171,854        47,435
                                                          -----------   -----------   -----------
OTHER INCOME (CHARGES)
  Interest income.......................................        1,456         1,870         1,519
  Loss on sale of investments...........................           --       (14,882)           --
  Loss on disposal of capital assets....................           --          (622)         (450)
  Foreign exchange gain.................................          724            --            --
                                                          -----------   -----------   -----------
                                                                2,180       (13,634)        1,069
                                                          -----------   -----------   -----------
(LOSS) EARNINGS BEFORE INCOME TAXES.....................     (636,506)      158,220        48,504
                                                          -----------   -----------   -----------
RECOVERY OF (PROVISION FOR) INCOME TAXES
  Current...............................................           --       (46,634)       10,764
  Future................................................       69,413         1,201            --
                                                          -----------   -----------   -----------
                                                               69,413       (45,433)       10,764
                                                          -----------   -----------   -----------
NET (LOSS) EARNINGS.....................................     (567,093)      112,787        37,740
RETAINED EARNINGS, BEGINNING OF YEAR....................      214,449       101,662        63,922
                                                          -----------   -----------   -----------
(DEFICIT) RETAINED EARNINGS, END OF YEAR................  $  (352,644)  $   214,449   $   101,662
                                                          ===========   ===========   ===========

                             MAX SYSTEMS GROUP INC.

                          CONSOLIDATED BALANCE SHEETS
                        (EXPRESSED IN CANADIAN DOLLARS)
                                    JULY 31

                                                                2000         1999         1998
                                                             ----------   ----------   ----------
                                       ASSETS
CURRENT
  Cash.....................................................  $    1,044   $   24,358   $   41,034
  Accounts receivable......................................   3,823,556    2,481,420    2,205,513
  Income taxes recoverable.................................      43,763           --           --
  Inventory................................................     731,348    1,736,313      149,471
  Prepaid expenses.........................................      37,265       21,459       31,726
                                                             ----------   ----------   ----------
                                                              4,636,976    4,263,550    2,431,744
Capital assets (Note 2)....................................     926,025      529,315      291,289
Future income taxes........................................      70,619        1,201           --
                                                             ----------   ----------   ----------
                                                             $5,633,620   $4,794,066   $2,723,033
                                                             ==========   ==========   ==========
                                    LIABILITIES
CURRENT
  Cheques issued in excess of funds on deposit.............  $  117,765   $   93,712   $   15,799
  Accounts payable and accrued liabilities (Note 5)........   5,323,199    3,988,137    2,286,112
  Bonus payable............................................          --      156,000           --
  Income taxes payable.....................................          --       39,721       10,764
  Current portion of obligation under capital lease........          --        1,747        6,649
                                                             ----------   ----------   ----------
                                                              5,440,964    4,279,317    2,319,324
Obligation under capital lease.............................          --           --        1,747
Due to affiliates (Note 4).................................     545,000      300,000      300,000
                                                             ----------   ----------   ----------
                                                              5,985,964    4,579,317    2,621,071
                                                             ----------   ----------   ----------
                           SHAREHOLDERS' EQUITY (DEFICIT)
  Share capital
     Authorized
       Unlimited number of Class A common voting shares....
       Unlimited number of Class B common non-voting
          shares...........................................
     Issued
       300 Class A common shares...........................         300          300          300
  Deficit..................................................    (352,644)     214,449      101,662
                                                             ----------   ----------   ----------
                                                               (352,344)     214,749      101,962
                                                             ----------   ----------   ----------
                                                             $5,633,620   $4,794,066   $2,723,033
                                                             ==========   ==========   ==========

APPROVED BY THE BOARD

Director

Director

                             MAX SYSTEMS GROUP INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (EXPRESSED IN CANADIAN DOLLARS)
                               YEAR ENDED JULY 31

                                                                2000        1999        1998
                                                              ---------   ---------   ---------
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
  Net (loss) earnings.......................................  $(567,093)  $ 112,787   $  37,740
  Adjustments for:
     Amortization...........................................    231,476     126,247      63,209
     Loss on disposal of capital assets.....................         --         622         450
     Future income tax recovery.............................    (69,413)     (1,201)         --
                                                              ---------   ---------   ---------
                                                               (405,030)    238,455     101,399
  Changes in non-cash balances related to operations (Note
     7).....................................................    742,601      38,500      91,723
                                                              ---------   ---------   ---------
                                                                337,571     276,955     193,122
                                                              ---------   ---------   ---------
FINANCING
  Cheques issued in excess of funds on deposit..............     24,053      93,712       2,425
  Repayment of obligation under capital lease...............     (1,747)     (6,649)     (4,379)
  Advances from (to) affiliates.............................    245,000          --     (21,210)
                                                              ---------   ---------   ---------
                                                                267,306      87,063     (23,164)
                                                              ---------   ---------   ---------
INVESTING
  Purchase of capital assets................................   (628,191)   (365,105)   (170,045)
  Proceeds on disposal of capital assets....................         --         210         350
                                                              ---------   ---------   ---------
                                                               (628,191)   (364,895)   (169,695)
                                                              ---------   ---------   ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................    (23,314)       (877)        263
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................     24,358      25,235      40,771
                                                              ---------   ---------   ---------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $   1,044   $  24,358   $  41,034
                                                              =========   =========   =========
SUPPLEMENTARY INFORMATION
Interest paid...............................................  $ 141,796   $  84,042   $  64,702
                                                              =========   =========   =========
Income taxes paid...........................................  $  83,488   $  17,843   $  16,116
                                                              =========   =========   =========

                             MAX SYSTEMS GROUP INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)
                    YEAR ENDED JULY 31, 2000, 1999 AND 1998

1. SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, the results of which are substantially the same had U.S. generally accepted accounting principles been applied.

     These consolidated financial statements include the accounts of Max Systems Group Inc. (the "Company") and its wholly-owned subsidiary, Max Systems Group Inc. (USA) ("Max USA"). Max USA commenced operations on February 1, 2000.

  Inventory

     Inventory is valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis.

  Capital Assets

          Capital assets are recorded at cost and are amortized on a declining-balance method at the following annual rates:

Furniture and equipment...................................  20%
Electronic office equipment...............................  20%
Computer hardware.........................................  30%
Computer software.........................................  100%
Leasehold improvements....................................  Straight-line term of lease

  Future Income Taxes

     The Company adopted the liability method of accounting for future income taxes in fiscal 2000 whereby future income tax assets and liabilities are determined by applying the tax rate at the end of the fiscal year to temporary differences between the accounting and tax bases of the assets and liabilities of the Company. Previously, Canadian generally accepted accounting principles required that the deferred income tax method be used. The future income tax asset results from differences between the tax base and carrying values of capital assets and differences in the accounting and tax treatment of certain costs.

  Revenue Recognition

     Revenue from product sales is recognized when the rights of ownership of the products are transferred to the purchaser upon shipment or delivery based on the specific terms.

     Revenue from on-site maintenance and support services are recorded as the services are provided.

  Foreign Currency Translation

     The Company's foreign subsidiary, Max USA, is considered financially and operationally dependent on the Company and as such is accounted for as an integrated operation whereby its accounts are translated into Canadian dollars using the temporal method.

     All monetary assets and liabilities denominated in U.S. currency are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets and liabilities are translated at historic exchange rates. Revenue and expense items, excluding amortization, are translated at the average rate of exchange for the year. Amortization is translated at the same rate as the related assets.

                             MAX SYSTEMS GROUP INC.

                        (EXPRESSED IN CANADIAN DOLLARS)
                    YEAR ENDED JULY 31, 2000, 1999 AND 1998

2. CAPITAL ASSETS

                                                                              2000
                                                              ------------------------------------
                                                                           ACCUMULATED    NET BOOK
                                                                 COST      AMORTIZATION    VALUE
                                                              ----------   ------------   --------
Furniture and equipment.....................................  $  486,948     $134,461     $352,487
Electronic office equipment.................................     154,177       50,179      103,998
Computer hardware...........................................     517,106      191,583      325,523
Computer software...........................................     144,291       56,946       87,345
Leasehold improvements......................................      71,985       15,313       56,672
                                                              ----------     --------     --------
                                                              $1,374,507     $448,482     $926,025
                                                              ==========     ========     ========

                                                                             1999
                                                              ----------------------------------
                                                                         ACCUMULATED    NET BOOK
                                                                COST     AMORTIZATION    VALUE
                                                              --------   ------------   --------
Furniture and equipment.....................................  $304,284    $  71,398     $232,886
Electronic office equipment.................................   110,426       28,725       81,701
Computer hardware...........................................   279,244      102,219      177,025
Computer software...........................................    11,756        9,668        2,088
Leasehold improvements......................................    40,611        4,996       35,615
                                                              --------    ---------     --------
                                                              $746,321    $ 217,006     $529,315
                                                              ========    =========     ========

                                                                             1998
                                                              ----------------------------------
                                                                         ACCUMULATED    NET BOOK
                                                                COST     AMORTIZATION    VALUE
                                                              --------   ------------   --------
Furniture and equipment.....................................  $136,753    $  26,429     $110,324
Electronic office equipment.................................    58,576       13,131       45,445
Computer hardware...........................................   180,393       46,220      134,173
Computer software...........................................     5,016        3,669        1,347
Leasehold improvements......................................     1,830        1,830           --
                                                              --------    ---------     --------
                                                              $382,568    $  91,279     $291,289
                                                              ========    =========     ========

3. LINE OF CREDIT

     The Company has established a line of credit with Transamerica Commercial Finance to a maximum of $5,000,000 (1999 -- $3,000,000; 1998 -- $750,000).
Included in accounts payable is $1,083,357 (1999 -- $1,738,681;
1998 -- $525,186) payable under this facility. Interest of 10% is payable on amounts that are outstanding beyond 40 days. At July 31, 2000, the Company is in violation of certain covenants under this credit line.

4. DUE TO AFFILIATES

                                                                2000       1999       1998
                                                              --------   --------   --------
Computer Enhancement Corp. .................................  $300,000   $300,000   $300,000
686545 Alberta Ltd. ........................................   245,000         --         --
                                                              --------   --------   --------
                                                              $545,000   $300,000   $300,000
                                                              ========   ========   ========

                             MAX SYSTEMS GROUP INC.

                        (EXPRESSED IN CANADIAN DOLLARS)
                    YEAR ENDED JULY 31, 2000, 1999 AND 1998

     Computer Enhancement Corp. ("CEC") is related to the Company in that, CEC is owned by an individual whose spouse is a shareholder of the Company. The loan bears interest at prime plus 3/4% and has no fixed terms of repayment. Interest of $18,203 (1999 -- $22,707; 1998 -- $21,180), which is included in bank charges and interest, was paid during the year.

     686545 Alberta Ltd. is a shareholder of the Company. The loan was advanced with no interest and no other specific terms of repayment.

     The lenders have agreed not to call for payment of these loans until after July 31, 2002.

5. RELATED PARTY TRANSACTIONS

     Management services of $4,400,981 (1999 -- $2,004,568; 1998 -- $776,301),
including management salaries, salaries and wages, auto allowances and travel expenses were provided by 686545 Alberta Inc. (Note 4).

     Included in accounts payable is $44,904 (1999 -- $2,049; 1998 -- $249,342)
due to a company related by virtue of a common shareholder.

6. COMMITMENTS

     The Company is committed under various office and equipment lease agreements to annual payments plus occupancy costs as follows:

2001........................................................  $207,356
2002........................................................   182,624
2003........................................................   144,864
2004........................................................   104,210
2005........................................................    85,512

7. CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS

                                                             2000          1999          1998
                                                          -----------   -----------   -----------
Accounts receivable.....................................  $(1,342,136)  $  (327,912)  $(1,761,830)
Inventory...............................................    1,004,965    (1,586,842)      (23,558)
Prepaid expenses........................................      (15,806)       10,267       (25,649)
Accounts payable and accrued liabilities................    1,335,062     1,758,030     1,908,112
Bonus payable...........................................     (156,000)      156,000            --
Income taxes............................................      (83,484)       28,957        (5,352)
                                                          -----------   -----------   -----------
                                                          $   742,601   $    38,500   $    91,723
                                                          ===========   ===========   ===========

8. FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial assets and liabilities approximate their fair value. The Company is exposed to credit risk to the extent that its customers may experience financial difficulty and would be unable to meet their obligations. However, the Company has a large number of diverse customers which minimizes concentration of credit risk. The Company is exposed to interest rate risk on debt instruments to the extent of changes in the prime interest rate.

                             MAX SYSTEMS GROUP INC.

                        (EXPRESSED IN CANADIAN DOLLARS)
                    YEAR ENDED JULY 31, 2000, 1999 AND 1998

9. COMPARATIVE FIGURES

     Certain of the prior year's figures have been reclassified to conform with the current year's presentation.

10. SUBSEQUENT EVENTS

     (a) On August 30, 2000, the Company repaid their line of credit with Transamerica Commercial Finance.

     (b) Effective December 1, 2000, all of the issued and outstanding shares of the Company were sold to Commercial Consolidators Corp., a publicly traded company. These consolidated financial statements have been prepared for inclusion in a 20-F Filing.

                                AUDITORS' REPORT

To the Shareholder of
Max Systems Group Inc.

     We have audited the consolidated balance sheet of Max Systems Group Inc. as at February 28, 2001 and the consolidated statements of operations and deficit and cash flows for the period then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at February 28, 2001 and the results of operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

                                          /s/ Mintz & Partners LLP
                                          Chartered Accountants

Toronto, Ontario
April 16, 2001

                             MAX SYSTEMS GROUP INC.

                          CONSOLIDATED BALANCE SHEETS
                        (EXPRESSED IN CANADIAN DOLLARS)

                                                               AS AT FEBRUARY 28/29,
                                                              ------------------------
                                                                 2001         2000
                                                              ----------   -----------
                                                                           (UNAUDITED)
                                        ASSETS
CURRENT
  Cash......................................................  $   41,213   $  171,239
  Accounts receivable.......................................   4,983,277    4,282,321
  Inventory.................................................     314,200      595,960
  Prepaid expenses and sundry assets........................     197,079      127,424
  Income taxes recoverable..................................     114,382       23,020
                                                              ----------   ----------
                                                               5,650,151    5,199,964
CAPITAL ASSETS (Note 2).....................................     777,065      763,083
                                                              ----------   ----------
                                                              $6,427,216   $5,963,047
                                                              ==========   ==========
                                     LIABILITIES
CURRENT
  Line of credit............................................  $2,810,474   $       --
  Accounts payable..........................................   3,630,205    4,852,009
  Accrued liabilities.......................................      16,920           --
                                                              ----------   ----------
                                                               6,457,579    4,852,009
DUE TO AFFILIATES (Note 3)..................................     717,900      545,000
                                                              ----------   ----------
                                                               7,175,479    5,397,009
                                                              ----------   ----------
                                 SHAREHOLDERS' EQUITY
CAPITAL STOCK...............................................         300          300
RETAINED EARNINGS (DEFICIT).................................    (748,563)     565,738
                                                              ----------   ----------
                                                                (748,263)     565,038
                                                              ----------   ----------
                                                              $6,427,216   $5,963,047
                                                              ==========   ==========

                             MAX SYSTEMS GROUP INC.

           INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                        (EXPRESSED IN CANADIAN DOLLARS)

                                                              FOR THE SEVEN MONTHS ENDED
                                                                   FEBRUARY 28/29,
                                                              --------------------------
                                                                 2001           2000
                                                              -----------   ------------
SALES.......................................................  $17,373,545   $ 27,459,255
COST OF SALES...............................................  (14,987,521)   (24,668,655)
                                                              -----------   ------------
GROSS PROFIT................................................    2,386,024      2,790,600
                                                              -----------   ------------
EXPENSES
  General and administrative................................    2,183,515      1,952,211
  Selling and marketing.....................................      172,916        290,856
  Interest and bank charges.................................      254,967         61,216
  Amortization..............................................      170,544        135,028
                                                              -----------   ------------
                                                                2,781,942      2,439,311
                                                              -----------   ------------
NET (LOSS) INCOME...........................................     (395,918)       351,289
(DEFICIT) RETAINED EARNINGS -- Beginning of period..........     (352,645)       214,449
                                                              -----------   ------------
(DEFICIT) RETAINED EARNINGS -- End of period................  $  (748,563)  $    565,738
                                                              ===========   ============

                             MAX SYSTEMS GROUP INC.

                 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                FOR THE SEVEN MONTHS
                                                               ENDED FEBRUARY 28/29,
                                                              ------------------------
                                                                 2001         2000
                                                              ----------   -----------
                                                                           (UNAUDITED)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
  Net (loss) earnings.......................................  $ (395,918)   $ 351,289
Adjustment for:
  Amortization..............................................     170,544      135,028
                                                              ----------    ---------
                                                                (225,374)     486,317
  Changes in non-cash balances related to operations (Note
     6).....................................................  (2,578,482)    (215,640)
                                                              ----------    ---------
                                                              (2,803,856)     270,677
                                                              ----------    ---------
FINANCING
  Increase in line of credit................................   2,692,710           --
  Proceeds from affiliates..................................     172,900      245,000
                                                              ----------    ---------
                                                               2,865,610      245,000
                                                              ----------    ---------
INVESTING
  Purchase of capital assets................................     (21,585)    (368,796)
                                                              ----------    ---------
                                                                 (21,585)    (368,796)
                                                              ----------    ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................     (40,169)     146,881
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............       1,044       24,358
                                                              ----------    ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $   41,213    $ 171,239
                                                              ==========    =========

                             MAX SYSTEMS GROUP INC.

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED FEBRUARY 28/29, 2001 AND 2000
                        (EXPRESSED IN CANADIAN DOLLARS)

1. ACCOUNTING POLICIES

  Basis of Presentation

     These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, the results of which are substantially the same had U.S. generally accepted accounting principles been applied.

     In the opinion of management, all adjustments necessary to a fair statement of results are presented. All such adjustments are normal and recurring.

     These consolidated financial statements include the accounts of Max Systems Group Inc. (the "Company") and its wholly-owned subsidiary, Max Systems Group Inc. (USA) ("Max USA"). Max USA commenced operations on February 1, 2000.

  Inventory

     Inventory is valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis.

  Capital Assets

     Capital assets are recorded at cost and are amortized on a declining-balance method at the following annual rates:

Furniture and equipment............................    20%
Electronic office equipment........................    20%
Computer hardware..................................    30%
Computer software..................................    100%
Leasehold improvements.............................    Straight-line term of lease

  Future Income Taxes

     The Company adopted the liability method of accounting for future income taxes in fiscal 2000 whereby future income tax assets and liabilities are determined by applying the tax rate at the end of the fiscal year to temporary differences between the accounting and tax bases of the assets and liabilities of the Company. Previously, Canadian generally accepted accounting principles required that the deferred income tax method be used. The future income tax asset results from differences between the tax base and carrying values of capital assets and differences in the accounting and tax treatment of certain costs.

  Revenue Recognition

     Revenue from product sales is recognized when the rights of ownership of the products are transferred to the purchaser upon shipment or delivery based on the specific terms.

     Revenue from on-site maintenance and support services are rendered as the services are provided.

  Foreign Currency Translation

     The Company's foreign subsidiary, Max USA, is considered financially and operationally dependent on the Company and as such is accounted for as an integrated operation whereby its accounts are translated into Canadian dollars using the temperal method.

                             MAX SYSTEMS GROUP INC.

                  NOTES TO THE INTERIM CONSOLIDATED FINANCIAL
                           STATEMENTS -- (CONTINUED)

     All monetary assets and liabilities denominated in U.S. currency are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets and liabilities are translated at historic exchange rates. Revenue and expense items, excluding amortization, are translated at the average rate of exchange for the year. Amortization is translated at the same rate as the related assets.

2. CAPITAL ASSETS

                                                                              2001
                                                              -------------------------------------
                                                                           ACCUMULATED    NET BOOK
                                                                 COST      AMORTIZATION     VALUE
                                                              ----------   ------------   ---------
Furniture and equipment.....................................     488,110      175,714      312,396
Electronic office equipment.................................     154,202       62,377       91,825
Computer hardware...........................................     527,277      249,359      277,918
Computer software...........................................     144,755      109,757       34,998
Leasehold improvements......................................      81,985       22,057       59,928
                                                              ----------     --------     --------
                                                               1,396,329      619,264      777,065
                                                              ==========     ========     ========

                                                                              2000
                                                              -------------------------------------
                                                                           ACCUMULATED    NET BOOK
                                                                 COST      AMORTIZATION     VALUE
                                                              ----------   ------------   ---------
                                                                           (UNAUDITED)
Furniture and equipment.....................................     344,637      111,398      233,239
Electronic office equipment.................................     148,095       43,725      104,370
Computer hardware...........................................     497,185      162,219      344,966
Computer software...........................................      56,968       13,028       43,940
Leasehold improvements......................................      58,563        6,995       51,568
                                                              ----------     --------     --------
                                                               1,105,448      337,365      768,083
                                                              ==========     ========     ========

3. DUE TO AFFILIATES

                                                                2001        2000
                                                              --------   -----------
                                                                         (UNAUDITED)
Computer Enhancement Corp...................................  $300,000    $300,000
686545 Alberta Ltd..........................................   417,900     245,000
                                                              --------    --------
                                                              $717,900    $545,000
                                                              ========    ========

     Computer Enhancement Corp. ("CEC") is related to the Company in that, CEC is owned by an individual whose spouse is a shareholder of the Company. The loan bears interest at prime plus 3/4% and has no fixed terms of repayment.

     686545 Alberta Ltd. is a shareholder of the Company. The loan was advanced with no interest and no other specific terms of repayment.

     The lenders of these amounts have agreed not to demand payment of these loans until after December 2001.

4. RELATED PARTY TRANSACTIONS

     Management services of $1,093,139 (2000 - $1,545,038), including management salaries, salaries and wages, auto allowances and travel expenses are provided by 686545 Alberta Inc.

                             MAX SYSTEMS GROUP INC.

                  NOTES TO THE INTERIM CONSOLIDATED FINANCIAL
                           STATEMENTS -- (CONTINUED)

5. COMMITMENTS

     The Company is committed under various office and equipment lease agreements to annual payments plus occupancy costs as follows:

2001........................................................  $207,356
2002........................................................   182,624
2003........................................................   144,864
2004........................................................   104,210
2005........................................................    85,512

6. CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS

                                                                 2001          2000
                                                              -----------   -----------
                                                                            (UNAUDITED)
Accounts receivable.........................................   (1,159,721)   (1,800,901)
Inventory...................................................      417,149     1,139,807
Prepaid expenses............................................     (159,814)     (128,985)
Accounts payable and accrued liabilities....................   (1,676,096)      770,160
Bonus payable...............................................           --      (156,000)
Income taxes................................................           --       (39,721)
                                                              -----------   -----------
                                                              $(2,578,482)  $  (215,640)
                                                              ===========   ===========

7. FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial assets and liabilities approximate their fair value. The Company is exposed to credit risk to the extent that its customers may experience financial difficulty and would be unable to meet their obligations. However, the Company has a large number of diverse customers which minimizes concentration of credit risk. The Company is exposed to interest rate risk on debt instruments to the extent of changes in the prime interest rate.

8. SUBSEQUENT EVENTS

     Effective December 1, 2000 under Canadian GAAP and September 4, 2001 under U.S. GAAP, all of the issued and outstanding shares of the Company were sold to Commercial Consolidators Corp., a publicly traded Company. These consolidated financial statements have been prepared for inclusion in a 20-F Filing.

     On August 30, 2000, the Company repaid its line of credit with Transamerica Commercial Finance and subsequently replaced it with a line of credit from Congress Financial Corporation in February 2001.