Form 20-F/A
period 2001-02-28
COMMERCIAL CONSOLIDATORS CORP
filed 2001-10-10
CIK 1137063

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO


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



             FOR THE TRANSITION PERIOD FROM ---------- TO ----------



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

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                                                          PAGE
                                                                          ----
PART I..................................................................    1
  Item 1.   Identity of Directors, Senior Management and Advisers.......    1
  Item 2.   Offer Statistics and Expected Timetable.....................    1
  Item 3.   Key Information.............................................    1
  Item 4.   Information on the Company..................................   12
  Item 5.   Operating and Financial Review and Prospects................   31
  Item 6.   Directors, Senior Management and Employees..................   43
  Item 7.   Major Shareholders and Related Party Transactions...........   50
  Item 8.   Financial Information.......................................   52
  Item 9.   The Offer and Listing.......................................   53
  Item 10.  Additional Information......................................   58
  Item 11.  Quantitative and Qualitative Disclosures About Market
            Risk........................................................   58
  Item 12.  Description of Securities Other Than Equity Securities......   59
PART II.................................................................   59
  Item 13.  Defaults, Dividend Arrearages and Delinquencies.............   59
  Item 14.  Material Modifications to the Rights of Security Holders and
            Use of Proceeds.............................................   59
  Item 15.  (Reserved)..................................................   59
  Item 16.  (Reserved)..................................................   59
PART III................................................................   59
  Item 17.  Financial Statements........................................   59
  Item 18.  Financial Statements........................................   59
  Item 19.  Exhibits....................................................   59

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

                      SELECTED CONSOLIDATED FINANCIAL DATA
                          (STATED IN CANADIAN DOLLARS)


                                                                                                             PRO-FORMA
                                                       FISCAL YEAR ENDED FEBRUARY 28(29)(1)              FISCAL YEAR ENDED
                                              -------------------------------------------------------    FEBRUARY 28, 2001
                                                  2001          2000          1999           1998         (UNAUDITED)(2)
                                              ------------   -----------   -----------    -----------    -----------------
Sales.......................................  $103,506,513   $45,127,064   $29,013,528    $19,073,043      $161,135,503
Cost of goods sold..........................    83,114,778    37,337,755    24,394,735     16,874,994       133,272,208
Amortization................................     1,789,481       210,554        65,341         23,955         2,025,024
Other Operating Expenses....................     7,653,299     3,469,693     2,170,586      1,749,374        15,718,218(3)
Interest....................................     3,961,937     1,558,808     1,064,310        314,244         3,961,937
Income -- before foreign exchange and income
  taxes.....................................     7,949,978     2,550,254     1,318,556        110,476         6,158,096(3)
Foreign exchange (loss) gain................       331,865       (89,732)       38,819        (12,376)          447,442
Income -- before income taxes...............     7,318,883     2,460,522     1,357,375         98,100         6,585,536(3)
Net Income under Canadian GAAP..............     7,111,947     2,356,522     1,192,445         64,028         5,761,553(3)
Net Income under U.S. GAAP..................     2,557,000       895,236     1,007,555            n/a(1)      1,160,365(3)
Total Assets under Canadian GAAP............    66,110,947    17,039,434     8,729,068      4,902,789        66,110,947
Total Assets under U.S. GAAP................    50,920,886    14,631,721     8,582,997            n/a(1)     50,920,886
Net Assets under Canadian GAAP..............    31,967,724     7,094,526     1,432,332        239,887        31,967,724
Net Assets under U.S. GAAP..................    24,844,638     4,686,813     1,286,261            n/a(1)     24,844,638
Capital Stock (excluding long term debt and
  redeemable preferred stock)...............    21,176,075     3,414,824           300            300        20,973,160
Number of Common Shares (adjusted to reflect
  changes in capital).......................    17,498,328    12,601,666     7,000,000(4)   7,000,000(4)     17,406,391
Basic earnings per share under CDN GAAP.....          0.43          0.26          0.17           0.01              0.33
Basic earnings per share under U.S. GAAP....          0.15          0.10          0.14            n/a(1)           0.07
Fully diluted earnings per share -- CDN
  GAAP......................................          0.38          0.23          0.16           0.01              0.30
Fully diluted earnings per share -- U.S.
  GAAP......................................          0.14          0.09          0.14            n/a(1)           0.06
Dividends per Common Share..................            --            --            --             --                --
Dividends per Common Share in U.S.$.........            --            --            --             --                --


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

(3) As discussed in note 22(h)(vii) to our consolidated financial statements on pages F-33 and F-34, MAX incurred $990,000 of unusual and discretionary management charges. These charges related to the funding by MAX of certain activities by a former shareholder that are not related to the activities of MAX and are not expected to be repeated. Had these charges not been incurred, our pro forma results would have been as disclosed in note 22(h)(vii).

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


     Such estimates, projections or other "forward looking statements" involve various risks and uncertainties, as outlined below. We caution the reader that, in some cases, important factors have affected, and in the future could materially affect, actual results and may cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements." Factors that may affect our future performance are set forth in this section and in the discussion in Item 5 "Operating and Financial Review and Prospects" beginning on page 31 of this annual report. See also our discussion of "forward-looking statements" beginning on page 41 of this annual report.


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


     Insider Control of Common Stock. As of August 31, 2001, our directors and senior management beneficially owned approximately 52% of our outstanding Common Shares. Therefore, these persons may have the power to influence our business policies and affairs and determine the outcome of any matter submitted to a vote of our shareholders, including the election of members of our board of directors, mergers, sales of substantially all of our assets and changes in control.


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


     Uncertainties Inherent in Expansion in Cuba and Latin/South American Countries. Approximately 48% of our sales were derived from our operations in Cuba during the year ended February 28, 2001. We are currently expanding our activities and operations in Latin/South America. To the extent that some Latin/ South American countries may have commercial and contractual regimes that are not as contemplated and as experienced in North America, we will have to take steps to ensure that we do not suffer losses from our ability to conduct business activities, such as collections for sales, in those countries. While we are confident that, based on our experience in other divisions, we will take the appropriate steps to appropriately protect us, we cannot assure you that such losses will not occur.


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


     Effective December 1, 2000 (under Canadian GAAP), we acquired 100% of MAX Systems Group Inc., which was founded in 1996. Based in Calgary, Canada, MAX is a provider of notebook computers, computer components and MIS solutions throughout Canada and the United States. We acquired MAX for a purchase price equal to 2.5 times MAX's audited earnings before income taxes for the 12 months ending February 28, 2002, plus the unaudited earnings before income taxes for the three months ending May 31, 2002. Historically, MAX generated revenues of $17,373,545 for the seven months ended February 28, 2001 and approximately $18,907,000 (unaudited) for the six months ended August 31, 2001. MAX had earnings (loss) before taxes of approximately $(395,900) and $143,000 (unaudited) for such periods, respectively. We agreed to pay the purchase price to complete the acquisition in cash and Common Shares. Specifically, we will pay $750,000 in cash, with the balance to be paid in Common Shares at $4.25 per share, which per share amount represents the trading price of a Common Share on December 1, 2000. In no event shall the total purchase price be less than $1,750,000 or more than $2,750,000. The $750,000 cash portion of the purchase price is evidenced by an interest free promissory note, which is payable no earlier than June 15, 2002 and no later than August 15, 2002. The stock component of the purchase price is comprised of (i) 235,294 Common Shares which have already been issued, representing payment of the $1,000,000 balance of the purchase price if the minimum purchase price of $1,750,000 is paid, and
(ii) 235,294 Common Shares which have been placed in escrow, representing the additional $1,000,000 to be paid on the purchase price if the maximum purchase price of $2,750,000 is paid. In addition to the purchase price, approximately $700,000 in loans made to MAX by its former shareholders are to be repaid by November 1, 2002.

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


     Effective July 1, 2001, we acquired a 100% interest in Mississauga, Ontario-based Tri-Vu Interactive Corporation, or Tri-Vu. Tri-Vu develops, implements and services customized interactive entertainment and information television-based content and Internet services to the global four/five star hospitality industry. We agreed to purchase Tri-Vu for a purchase price equal to
4.5 times Tri-Vu's net income for the 12 months ending May 31, 2002. The entire purchase price shall be paid in our Common Shares, at $3.74 per share, on or before August 31, 2002. However, if Tri-Vu does not have a minimum net profit of CDN $292,000 for the 12-month period ending May 31, 2002, then we may terminate the acquisition agreement and unwind the transaction. Pursuant to the acquisition agreement, the $292,000 minimum threshold amount was determined by multiplying a notional corporate tax rate (50%) by the forecasted net income for Tri-Vu of $584,000 for the 12 months ending May 31, 2002. Tri-Vu's forecasted income statement was prepared by its management group and set forth in the acquisition agreement. Historically, Tri-Vu generated unaudited revenues of approximately $400,000 for the year ended May 31, 2001 and approximately $576,500 for the three months ended August 31, 2001. Tri-Vu's unaudited net income (loss) for such periods was approximately $(349,900) and $150,300, respectively. If Tri-Vu's pre-tax profit for the twelve month period ending May 31, 2002 is less than the minimum pre-tax requirement, Tri-Vu is afforded a three month extension in which to achieve the forecast and, if the minimum threshold is not met during the entire 15 month period, then we may elect to put the Tri-Vu shares back to the sellers, in which case all the Common Shares held in escrow shall be surrendered to us for cancellation. If we elect to consummate the transaction notwithstanding the fact that the minimum pre-tax profit forecast target had not been met, we would multiply the actual pre-tax profit by
4.5 and settle the transaction.


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


     We have developed relationships with many leading manufacturers including 3COM, Cisco, Compaq, Hewlett Packard, IBM, Microsoft and Toshiba, as well as their distributors. Our top three suppliers for fiscal year 2001 were Tech Data Canada, Ingram Micro and Merisel Canada. For the year ended February 28, 2001, these suppliers sold to us approximately $15.9 million (U.S. $10.3 million), or 90%, of our computer product division's total purchases for such period.


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

     - the entry of numerous foreign businesses; and

     - the modernizing of retail stores.


     We believe that approximately ten major state-owned corporations exist in Cuba and dominate the business and consumer products marketplace, particularly Cimex S.A., TRD Caribe, Cubalse S.A. and Copextel S.A. These companies operate department store chains, retail outlets, and other business enterprises. We believe that each of these companies currently generates revenues of between U.S. $100 million and U.S. $750 million annually and are growing rapidly. All appear to be projecting continued strong growth in the future.


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

E. SHARE OWNERSHIP

     The following table sets forth the number of Common Shares held by each person listed under Item 6.A. as of August 31, 2001:


                         APPROXIMATE
                          NUMBER OF        PERCENTAGE OF
                        COMMON SHARES      TOTAL ISSUED               OPTION EXERCISE
                       HELD DIRECTLY OR   AND OUTSTANDING   OPTIONS        PRICE            OPTION
NAME AND OFFICE HELD      INDIRECTLY       COMMON SHARES    GRANTED    ($/SECURITY)     EXPIRATION DATE
--------------------   ----------------   ---------------   -------   ---------------   ---------------
Gregory Burnett......       555,500             3.22%        50,000    $ 1.00/50,000      10/14/2009
Michael Weingarten...     3,774,000            21.85%       500,000    $2.07/100,000      10/26/2009
                                                                       $1.00/400,000      10/14/2009
Frederick McLean.....       192,168             1.11%        50,000    $ 1.00/50,000      10/14/2009
Donald Lyons.........        22,500             0.13%             0              N/A             N/A
Leonard Black........     1,560,000             9.03%        50,000    $ 1.00/50,000      10/14/2009
Victor Noce..........     1,500,000             8.68%       275,000    $3.75/275,000      08/18/2005
Guy Jarvis...........         8,900             0.05%       500,000    $3.90/500,000      08/03/2005
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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


A. MAJOR SHAREHOLDERS

     The following table sets forth the names of each shareholder who holds beneficially 5% or more of Common Shares as of August 31, 2001:


                                                              NO. OF COMMON
                                                           SHARES BENEFICIALLY   PERCENTAGE OF
                   NAME OF SHAREHOLDER                            OWNED            OWNERSHIP
                   -------------------                     -------------------   -------------
Michael Weingarten.......................................      4,274,000(1)         24.0%
Delia Rico...............................................      2,132,933(2)         12.3%
Leonard S. Black.........................................      1,610,000(3)          9.3%
Victor Noce..............................................      1,775,000(4)         10.1%
Robert Marcoux...........................................      1,775,000(5)         10.1%
Yossi Vanon..............................................      1,286,176(6)          7.4%


---------------

(1) Includes 500,000 Common Shares issuable upon exercise of immediately exercisable options.

(2) Includes 100,000 Common Shares issuable upon exercise of immediately exercisable options.

(3) Includes 50,000 Common Shares issuable upon exercise of immediately exercisable options.


(4) Includes 275,000 Common Shares issuable upon exercise of immediately exercisable options.



(5) Includes 275,000 Common Shares issuable upon exercise of immediately exercisable options.


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


     On October 14, 1999, Michael Weingarten acquired 3,640,000 Common Shares pursuant to the acceptance of the reverse acquisition with BSRU. In conjunction with the closing of the reverse acquisition, Mr. Weingarten also acquired 100,000 escrowed Common Shares. He also purchased an aggregate of 34,000 Common Shares between the fiscal year ended February 28, 2001 and the date of this Annual Report.


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


     Commencing in December of 1999, Michael Weingarten advanced us an aggregate of approximately $500,000, bearing no interest and repayable on demand any time on or after 30 days from advancement of funds. In consideration for the advances, we agreed to pay Mr. Weingarten a fee of $10,000 and issue 50,000 Common Share Purchase Warrants having a term of one year, and entitling the holder to purchase 50,000 Common Shares at $2.21 per share. The warrants were not exercised and have expired. The advances were applied to bridge a working capital shortfall related to advance payments on component orders.


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


     Outstanding advances from Michael Weingarten, a principal shareholder and director (which includes the advances referred to above), and a company under common control with Mr. Weingarten totaled $475,630 at February 28, 2001, compared to $298,951 and $509,341 owed to such parties at February 29, 2000 and

February 28, 1999, respectively. Mr. Weingarten also personally guaranteed $300,000 of our term loan, which was at $159,079 as of February 28, 2001.


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


     In May 2000, we received a bridge loan in the amount of $2.5 million from Frederick McLean, one of our directors, which loan matures April 30, 2002. In consideration for the loan, we issued Mr. McLean Common Share Purchase Warrants entitling him to purchase 83,334 Common Shares at $4.00 per share until April 30, 2002. The loan formed a part of the $6.5 million in bridge loans due April 2002 discussed in "-- Liquidity and Capital Resources" and carried the same terms as all other investors in the syndicate.


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


     Effective December 1, 2000 (under Canadian GAAP), we acquired 100% of MAX Systems Group Inc., which was founded in 1996. Based in Calgary, Canada, MAX is a provider of notebook computers, computer components and MIS solutions throughout Canada and the United States. We acquired MAX for a purchase price equal to 2.5 times MAX's audited earnings before income taxes for the 12 months ending February 28, 2002, plus the unaudited earnings before income taxes for the three months ending May 31, 2002. Historically, MAX generated revenues of $17,373,545 for the seven months ended February 28, 2001 and approximately $18,907,000 (unaudited) for the six months ended August 31, 2001. MAX had earnings (loss) before taxes of approximately $(395,900) and $143,000 (unaudited) for such periods, respectively. We agreed to pay the purchase price to complete the acquisition in cash and Common Shares. Specifically, we will pay $750,000 in cash, with the balance to be paid in Common Shares at $4.25 per share, which per share amount represents the trading price of a Common Share on December 1, 2000. In no event shall the total purchase price be less than $1,750,000 or more than $2,750,000. The $750,000 cash portion of the purchase price is evidenced by an interest free promissory note, which is payable no earlier than June 15, 2002 and no later than August 15, 2002. The stock component of the purchase price is comprised of (i) 235,294 Common Shares which have already been issued, representing payment of the $1,000,000 balance of the purchase price if the minimum purchase price of $1,750,000 is paid, and (ii) 235,294 Common Shares which have been placed in escrow, representing the additional $1,000,000 to be paid on the purchase price if the maximum purchase price of $2,750,000 is paid. In addition to the purchase price, approximately $700,000 in loans made to MAX by its former shareholders are to be repaid by November 1, 2002.

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


     Effective July 1, 2001, we acquired a 100% interest in Mississauga, Ontario-based Tri-Vu Interactive Corporation. Tri-Vu develops, implements and services customized interactive entertainment and information television-based content and Internet services to the global four/five star hospitality industry. We agreed to purchase Tri-Vu for a purchase price equal to 4.5 times Tri-Vu's net income for the 12 months ending May 31, 2002. The entire purchase price shall be paid in our Common Shares, at $3.74 per share, on or before August 31, 2002. However, if Tri-Vu does not have a minimum net profit of CDN $292,000 for the 12-month period ending May 31, 2002, then we may terminate the acquisition agreement and unwind the transaction. Pursuant to the acquisition agreement, the $292,000 minimum threshold amount was determined by multiplying a notional corporate tax rate (50%) by the forecasted net income for Tri-Vu of $584,000 for the 12 months ending May 31, 2002, Tri-Vu's forecasted income statement was prepared by its management group and set forth in the acquisition agreement. Historically, Tri-Vu generated unaudited revenues of approximately $400,000 for year ended May 31, 2001 and approximately $576,500 for the three months ended August 31, 2001. Tri-Vu's unaudited net income (loss) for such periods was approximately $(349,900) and $150,300, respectively. If Tri-Vu's pre-tax profit for the twelve month period ending May 31, 2002 is less than the minimum pre-tax requirement, Tri-Vu is afforded a three month extension in which to achieve the forecast and, if the minimum threshold is not met during the entire 15 month period, then we may elect to put the Tri-Vu shares back to the sellers, in which case all the Common Shares held in escrow shall be surrendered to us for cancellation. If we elect to consummate the transaction notwithstanding the fact that the minimum pre-tax profit forecast target had not been met, we would multiply the actual pre-tax profit by 4.5 and settle the transaction.


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

  Type and Class of Securities


     Our Common Shares, without par value, are being registered under the Securities Exchange Act of 1934, as amended, pursuant to a registration statement on Form 20-F, effective May 16, 2001. We are authorized to issue an unlimited number of Common Shares and have applied for listing of our Common Shares on the American Stock Exchange under the symbol "CCCZ."


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
                   Export Finance Inc., Commercial Consolidators Corp.,
                   Business Supplies Are Us Inc., ACC Corp., and Mirage Trading
                   Corp. for a revolving credit facility of US $3.3 million to assist with financing of accounts receivable.*
   4.2         --  General Security Agreement, dated July 31, 2000, in favor of
                   MFI Export Finance Inc.*
   4.3         --  Agreement between ACC Corporation (the name under which
                   Mirage Trading Corp. conducts business in Cuba) and Uimtex/Tecnotex, dated April, 1999, regarding building and sale of television assembly plant to be operated by S.J.
                   Electronica.*
   4.4         --  Agreement and Plan of Merger between Commercial
                   Consolidators Corp. and CCC Acquisition Inc., a Florida company, and YAM International Communication Inc., dated
                   March 28, 2000, to acquire 100% of Yam International
                   Communications Inc.*
   4.5         --  Employment contracts, dated July 31, 2000, with Messrs.
                   Vanon and Sasson.*
   4.6         --  Share Purchase Agreement between Commercial Consolidators
                   Corp., La Societe Desig Inc., Groupe de Gestion Marcoux
                   Inc., and Gestion Clauvic Inc. et al, to acquire a 100% interest in La Societe Desig Inc., dated June 17, 2000.*

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
   4.7         --  Employment contracts, dated July 5, 2000, with Messrs. Noce,
                   Marcoux, Bolduc and key employees of Desig.*
   4.8         --  Bridge Loan With Warrants Agreement between Dr. Abraham
                   Gotman and Commercial Consolidators Corp., dated May 1,
                   2000. The loan was retired on January 15, 2001. The loan was secured by a General Security Agreement dated October 2,
                   2000.*
   4.9         --  Bridge Loan With Warrants Agreement between Forum
                   Interamerican Corp., a Panamanian company, and Mirage Impex
                   Inc. (name was subsequently changed to Commercial
                   Consolidators Corp., a Panamanian company) and Commercial
                   Consolidators Corp., dated September 11, 2000.*
   4.10        --  Bridge Loan With Warrants Agreement between Grupo Carrera
                   SA, Commercial Consolidators Corp (Panama), and Commercial
                   Consolidators Corp., dated September 20, 2000. The loan is secured by a General Security Agreement dated September 20,
                   2000. This loan was retired on December 20, 2000.*
   4.11        --  Bridge Loan With Warrants Agreement between Trident Plus
                   Inc., a company incorporated under the laws of Belize,
                   Commercial Consolidators Corp.(Panama), and Commercial
                   Consolidators Corp., dated December 15, 2000. The loan is
                   secured by a General Security Agreement dated December 15,
                   2000.*
   4.12        --  Bridge Loan With Warrants Agreement between 1220356 Ontario
                   Limited and Commercial Consolidators Corp., dated January
                   15, 2001. The loan is secured by a General Security
                   Agreement dated January 15, 2001.*
   4.13        --  Promissory Note between Frederick McLean, a Director of the
                   Company, and Commercial Consolidators Corp., dated May 15,
                   2000. The loan is secured by a General Security Agreement
                   dated May 15, 2000.*
   4.14        --  Promissory Note between JCI Timely Services Inc., and
                   Commercial Consolidators Corp., dated May 15, 2000. The loan is secured by a General Security Agreement dated May 15,
                   2000.*
   4.15        --  Lease Agreement with The Great West Life Assurance Company, dated August 1, 1999, for the premises at 5255 Yonge Street,
                   Toronto, Ontario, Canada.*
   4.16        --  Lease Agreement between Jolex Holdings Ltd. (landlord) and
                   Business Supplies Are Us Inc. (tenant) and Commercial
                   Consolidators Corp. (indemnifier) for the premises at 39
                   Rivaldi Road, Toronto, Ontario, Canada, dated January 15,
                   2001.*
   4.17        --  Lease Agreement between O&B Properties, Inc. and Yam
                   International Communications, Inc. dated May 26, 2000, for the premises at 3061 N.W. 107th Avenue, Miami, Florida.*
   4.18        --  Lease Agreement between Complexe Pitfield Inc. and La
                   Societe Desig Inc., dated October 1, 1999, for the premises at 9300 Henri Bourassa Ouest, Suite 280, Ville St-Laurent,
                   Quebec.*
   4.19        --  Lease Agreement between Parkway Properties LP, a Delaware limited partnership, and Central Point Technologies, Inc., for the premises at 700 West Hillsboro Blvd., Deerfield
                   Beech, Florida.*
   4.20        --  Share Purchase Agreement between Commercial Consolidators
                   Corp. and Max Systems Group Inc., dated November 28, 2000, to purchase all of the capital of Max Systems Group Inc. and its U.S. subsidiary, Max USA Inc.*
   4.21        --  Employment Contract dated December 28, 2000, with Mr. Joe
                   Franklin.*
   4.22        --  Employment Contract dated August 1, 2000, with Mr. Guy
                   Jarvis.*
   4.23        --  Employment Contract dated February 19, 2001, with Mr. Peter
                   Cook.*
   4.24        --  Loan Agreement between Congress Financial Corporation
                   (Canada) and Max Systems Group Inc. dated January 31, 2001, for a revolving credit facility of CDN $5 million.*

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
   4.25        --  Loan Agreement between the Business Development Bank of
                   Canada and Commercial Consolidators Corp. dated October 7,
                   1999, for $600,000 (of which $300,000 has been received to date), bears interest at 13% per annum, repayable in monthly instalments of $8,350 plus a royalty of 0.0306% of the gross revenues of Commercial Consolidators Corp. for each year the loan is outstanding.*
   4.26        --  Share Purchase Agreement between Commercial Consolidators
                   Corp. and Tri-Vu Interactive Corporation dated February 20,
                   2001, to purchase all of the capital of Tri-Vu Interactive
                   Corporation.*
   4.27        --  Offering Circular for the purchase of all of the issued and outstanding securities of 1058199 Ontario Inc.*
   4.28        --  Form of Letter of Acceptance and Transmittal to Deposit
                   1058199 Ontario Inc. Securities (which accompanied the stock certificates issued to the purchasers).*
   4.29        --  Employment and Non-Competition Agreement among Commercial
                   Consolidators Corp., Tri-Vu Interactive Corporation and
                   William Krahule.*
   4.30        --  Amendment to Bridge Loan Warrants Agreement, dated March 13,
                   2001, between Forum Interamerica Corp. and Commercial
                   Consolidators Corp.*
   4.31        --  Bridge Loan With Warrants Agreement between Dr. Abraham
                   Gotman and Commercial Consolidators Corp., dated March 20,
                   2000, for $1.54 million (U.S. $1.0 million).*
   4.32        --  Bridge Loan With Warrants Agreement between Dr. Abraham
                   Gotman and Commercial Consolidators Corp., dated April 5,
                   2001, for $1.54 million (U.S. $1.0 million).*
   4.33        --  Amendment to Bridge Loan With Warrants Agreement, dated
                   April 27, 2001, between Frederick McLean and Commercial
                   Consolidators Corp.*
   4.34        --  Amendment to Bridge Loan With Warrants Agreement, dated
                   April 27, 2001, between JCI Timely Services Inc. and
                   Commercial Consolidators Corp.*
   4.35        --  Bridge Loan With Warrants Agreement between Dunross Capital
                   Ltd. and Commercial Consolidators Corp., dated April 20,
                   2001, for $1.7 million (U.S. $1.1 million).*
   4.36        --  Amending Agreement, dated June 18, 2001, among 686545
                   Alberta Inc., 1187247 Ontario Inc. and 1188273 Ontario Inc.
                   (as Vendors); Joe Franklin, Russell Roberts and Frank Del
                   Cogliano (as Principals); and Commercial Consolidators Corp.
                   (as Purchaser).*
   4.37        --  Schedule I to Share Purchase Agreement between Commercial
                   Consolidators Corp. and Tri-Vu Interactive Corporation
                   (Share Purchase Agreement previously provided as Exhibit
                   4.26).*
   4.38        --  Amending Agreement No. 2, dated for reference September 4,
                   2001, among 686545 Alberta Inc., 1187247 Ontario Inc. and
                   1188273 Ontario Inc. (as Vendors); Joe Franklin, Russell
                   Roberts and Frank Del Cogliano (as Principals); and
                   Commercial Consolidators Corp. (as Purchaser).*
(8) MATERIAL SUBSIDIARIES:
   8.1         --  List of material subsidiaries.*

---------------

 * Incorporated by reference to Commercial Consolidators Corp.'s Registration Statement on Form 20-F, File No. 0-31110, effective May 16, 2001.

                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to the Annual Report on Form 20-F to be signed on its behalf by the undersigned, hereunto duly authorized.


                                          COMMERCIAL CONSOLIDATORS CORP.

                                          By:        /s/ GUY JARVIS
                                            ------------------------------------
                                                         Guy Jarvis
                                                  Chief Executive Officer


Dated: October 10, 2001

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
                                                   =========

     The Company has outstanding share purchase warrants as follows:

          2,900,500 warrants with two full warrants entitling the holder to acquire an additional common share at $2.00 per common share until October 8, 2001.(i)


          216,667 warrants entitling the holder to acquire one common share at $4.60 per common share until April 30, 2001. Subsequent to year-end, these warrants expired and were replaced with 250,000 warrants entitling the holder to acquire one common share per warrant at $4.00 per share. Of the 250,000 warrants, 133,334 expire April 30, 2002, 50,000 expire March 19,
     2002 and 66,666 expire March 28, 2003.


          33,333 warrants entitling the holder to acquire one common share at $4.25 per common share until March 14, 2001. Subsequent to year-end, these warrants were extended until September 13, 2002.

          50,000 warrants entitling the holder to acquire one common share at $4.25 per common share until September 30, 2001.


          100,000 warrants entitling the holder to acquire one common share at $4.00 per share. 50,000 warrants expire December 20, 2001 and the remaining 50,000 warrants expire February 15, 2002.

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